

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB	06043844
Expires:	November 30, 2007
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hours per response. . .	466.00

File No. 24-10135
Amendment No. 3

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Ag Partners Co-op
(Exact name of issuer as specified in its charter)

Minnesota
(State or other jurisdiction of incorporation or organization)

First & Broadway Goodhue, MN 55027 (651) 923-4056
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Gregory Schwanbeck GM First & Broadway, Goodhue, MN 55027 (651)923-4056
(Name, address, including zip code, and telephone number, including area code, of agent for service)

5153
(Primary standard Industrial Classification Code Number)

41-1833687
(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



PART I – NOTIFICATION

PART I – NOTIFICATION

ITEM 1. Significant Parties

(a) the issuer's directors;

The directors are all full time farmers. The following addresses are both their farm business and home addresses.

Jason W. Acker
N1945 County Rd D
Bay City, WI 54723

James V. Dicke
17273 County 1 Blvd
Red Wing, MN 55066

Robert W. Hinsch
39181 230th Ave
Goodhue, MN 55027

Brian E. Hokanson
39576 90th Ave
Cannon Falls, MN 55009

Dale R. Kackmann
Rt. 4, Box 59
Lake City, MN 55041

Martin B. Kehren
35590 County 45 Blvd
Lake City, MN 55041

Dale G. Krass
N1150 210th St
Maiden Rock, WI 54750

Stanley C. Lundell
34385 County 25 Blvd
Cannon Falls, MN 55009

Kevin J. O'Connor
34810 County 8th Blvd
Goodhue, MN 55027

Mark R. Yotter
Rt. 3, Box 146
Lake City, MN 55041

(b) the issuer's officers;

President, Dale R. Kackmann

Vice President, Robert W. Hinsch

Secretary, Mark R. Yotter

The officer's are all directors. See officer's addresses listed in item 1(a).

(c) the issuer's general partners;

Not applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;
Not applicable

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Not applicable

(f) promoters of the issuer;

Not applicable

(g) affiliates of the issuer;

The issuer owns a fifty percent (50%) membership interest in the following companies:

Western Wisconsin Ag Supply Company, LLC
Red Wing Grain, LLC
Western Wisconsin Nutrition, LLC

(h) counsel to the issuer with respect to the proposed offering;

Michael D. McIntyre (P34865 Michigan)
Michael D. McIntyre PLC
5000 Marsh Rd Suite 15
Okemos, MI 48864

(i) each underwriter with respect to the proposed offering;

Not applicable

(j) the underwriter's directors;

Not applicable

(k) the underwriter's officers;

Not applicable

(l) the underwriter's general partners;

Not applicable

(m) counsel to the underwriter.

Not applicable

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable

(b) The securities will be offered in the states of Minnesota and Wisconsin primarily to members (owners) of the issuer by issuer's employees through personal contact and member meetings.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) (1) Ag Partners Coop
(2) Promissory notes, $169,053 of new note principal issued representing $14,412 of compounded annual interest accrued on previously issued promissory notes that automatically renew each year and $154,641 of new funds received.
(3) Issued in dollar for dollar amounts representing the funds received
(4) Issued to the following current or former member/patrons of the Cooperative:

Bridal Rock Orchard	Lake City, MN
Evelyn Fredrickson	Wanamingo, MN
Melanie Hinsch	Goodhue, MN
John Holst	Goodhue, MN
Ivan and Linda Sievers	Lake City, MN
Strusz Farms	Goodhue, MN
Curt and Marie Strusz	Goodhue, MN
Percy Thompson	Goodhue, MN
Rosemary Thompson	Goodhue, MN
Donald Windhorst	Zumbrota, MN

(b) Not applicable

(c) The promissory notes were issued to residents of the State of Minnesota, the state where the issuer is domiciled, has its principal office and conducts a large portion of its business. Therefore, the notes were exempt from registration under the Securities Act as an intrastate offering pursuant to Rule 147.

ITEM 6. Other Present or Proposed Offerings

At the present time neither the issuer or any of its affiliates are planning the issuance of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) No arrangements as described are known to any referenced party.

(b) Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable

ITEM 9. Use of a Solicitation Document

Not applicable

PART II – OFFERING CIRCULAR

OFFERING CIRCULAR
July 18, 2006

AG PARTNERS COOP

CLASS A PREFERRED STOCK

Ag Partners Coop (the "Cooperative") is offering up to 50,000 shares of non-voting Class A Preferred Stock, at a fixed price of $100 per share throughout the duration of this offering (the "Shares"), to its members for their optional conversion of all or part of their allocated patronage income account balances with the Cooperative to Shares and to its members and other investors for direct cash investment, subject to certain purchase and transfer restrictions stated herein. The Shares will pay a variable non-cumulative annual dividend up to eight percent (8.0%) at the discretion of the Cooperative's board of directors and have preference over allocated equities and common stock upon liquidation of the Cooperative.

No more than $5 million of Shares will be issued within the period of this offering. No minimum number of shares is required to be issued.

SEE THE RISK FACTORS SECTION OF THIS CIRCULAR

The offering will commence approximately on the date stated above and continue for 24 months from that date or until the full number of shares offered are issued unless earlier terminated by the Cooperative's board of directors.

	Price to public	Underwriting discount and commissions - A	Proceeds to issuer
Per Unit	$ 100	None	$ 100
Total Minimum	$ 0	None	$ 0
Total Maximum	$ 5,000,000	None	$ 5,000,000
Note A. Legal, printing and other costs of this offering are not expected to exceed $50,000.			

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Ag Partners Coop, First and Broadway, Goodhue, Minnesota 55027 Phone: (651) 923-4056

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COOPERATIVE CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO REPLY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THERE IS NO PUBLIC MARKET FOR THE SECURITIES OFFERED HEREBY. CONVERSION TO OR PURCHASE OF THE SECUITIES SHOULD BE CONSIDERED ONLY BY MEMBERS OF THE COOPERATIVE AND OTHER PERSONS WHO ACCEPT THE INHERANT RISKS OF SECURITIES OWNERSHIP AND THE POSSIBLE LACK OF LIQUIDITY OF THE SECURITIES. SEE "RISK FACTORS".

RECEIPT AND ACCEPTANCE OF THIS OFFERING CIRCULAR SHALL CONSTITUTE THE AGREEMENT OF THE RECIPIENT THAT THIS CIRCULAR SHALL NOT BE REPRODUCED OR USED FOR ANY PURPOSE OTHER THAN IN CONNECTION WITH CONSIDERATION OF PURCHASE OF THE SECURITIES OFFERED, NOR WILL THIS CIRCULAR BE TRANSMITTED TO OR DISCUSSED WITH PERSONS OTHER THAN THE AUTHORIZED REPRESENTATIVES, AGENTS AND ADVISORS OF THE RECIPIENT WITHOUT THE PRIOR WRITTEN CONSENT OF AG PARTNERS COOP.

This Offering Circular consists of a total of 71 pages.

THE COOPERATIVE

Exact corporate name: Ag Partners Coop

State and date of incorporation: Minnesota March 4, 1996

Street address of principal office:
First and Broadway
Goodhue, Minnesota 55027

The Cooperative's telephone number: (651) 923-4056

Fiscal year: September 1 to August 31

Person(s) to contact at the Cooperative with respect to offering:

Joel Eichelberger
Phone: (651) 923-4056
Fax: (651) 923-4064
Email: joele@agpartners.net

SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Summary Information

The Cooperative's Business - The Cooperative conducts a farm supply and agricultural commodity marketing business directly and through ownership interests in affiliated limited liability companies in east central Minnesota and west central Wisconsin. It is owned by its member patrons who meet certain eligibility requirements. The Cooperative's net income attributable to business done with those member patrons is allocated to patrons each year proportionately based on their respective business volume for the year.

Summary Financial Information - The Cooperative's recent financial results and position is summarized as follows:

	Fiscal Year Ended August 31		Six Months Ended February 28 2006
	2004	2005	
Sales	$ 51,873,018	$ 59,771,840	$ 20,397,849
Net Income	$ 2,037,675	$ 2,500,766	$ 2,483
Total Assets	$ 22,044,291	$ 25,800,970	$ 34,418,544
Total Liabilities	$ 9,421,347	$ 11,670,363	$ 20,207,173
Members Equity	$ 12,622,944	$ 14,130,607	$ 14,211,371

The Offering – The Cooperative is offering up to 50,000 shares of its Class A Preferred Stock to its members for their optional conversion to the Shares of all or part of their allocated patronage income account balances with the Cooperative and to its members and other investors for direct cash investment, subject to certain purchase and transfer restrictions stated herein at a fixed price of $ 100 per share. The offering will continue over a 24-month period commencing approximately as of the date of the Offering Circular. No minimum number of Shares is required to be issued. These Shares are non-voting and will pay a variable non-cumulative annual dividend rate of up to eight percent (8.0%) at the discretion of the Cooperative's board of directors and have preference over allocated equities and common stock upon liquidation of the Cooperative.

Risk Factors

In addition to the facts set forth elsewhere in this Offering Circular, investors should give careful attention to the following factors that address all of the material risks specific to the Cooperative and the Shares that management considers may affect overall returns received by investors.

(1) No Public Market for the Shares.

The Shares will not be traded in any public securities market. The Cooperative will, on a best efforts basis administer an informal market for transfer of the Shares. There is no certainty that there will be willing buyers available at the time an investor desires to sell Shares. The Cooperative has no obligation to repurchase any of the Shares and does not support or guarantee any minimum price for transferred Shares. The transfer price for the Shares in this informal secondary market will be determined between the buyer and seller in light of the Cooperative's then current financial position and prospects, the dividend history established for the Shares and with the possible effects of a limited number of alternative buyers and sellers inherent in such an informal market.

Given these circumstances an investor must be ready to hold the Shares for an indefinite period of time until an acceptable sale can be negotiated. Therefore, investment in Shares should be seen as illiquid. This attribute of Share ownership should be seriously considered in light of the investor's need for liquidity before acquiring Shares.

(2) Restrictions on Transfer of the Shares

Sale and transfer of the Shares are subject to board approval. This approval is to be considered in the light of the objectives of the offering and the eligibility requirements for purchasers established by the board as described in the PLAN OF DISTRIBUTION section of this Offering Circular.

These restrictions will limit the group of possible purchasers of Shares and, therefore, tend to reduce the liquidity of the Shares.

(3) Non-cumulative Variable Rate Dividend on the Shares.

The annual dividend to be paid on the Shares is non-cumulative and variable to a maximum of eight percent (8.0%) to be determined each year by the board of directors. The Cooperative's financial position in future years may not allow the board to declare an annual dividend or to declare a dividend at a lower rate than was paid previously. Once a year goes by without a dividend being declared, the Cooperative is not required to make up the dividend in a subsequent year. The Shares are only to be issued at the fixed price of $100 per share for the duration of this offering, not on an "at market" basis.

Therefore, the uncertainty of the annual return cannot be offset through purchase of the Shares from the Cooperative at less than stated value.

(4) Dividend Restrictions in Loan Covenants

Provisions of the Cooperative's loan agreements with its current or future lenders may limit or prohibit the payment of dividends on the Shares in years when specified financial ratios, account balance relationships or performance levels are not attained.

(5) Maintaining Profitable Margins in a Changing Agribusiness Market.

The Cooperative's competition is increasingly coming from larger regional enterprises with economies of scale that allow them to operate on lower per unit margins. At the same time there is an ongoing concentration of agricultural production in larger farming units that have greater purchasing volumes and more alternatives to seek lower prices for obtaining or retaining their business. These trends are occurring while the Cooperative is dealing with the continuing escalation in operating costs including those related to energy, labor and related benefit costs such as health insurance, environmental and other regulations, and technology.

The ability to continue to obtain adequate gross margins on supplies and commodities handled and services provided to cover operating and administrative costs and the cost of capital including the payment of annual dividends on the Shares is a primary uncertainty faced by the Cooperative.

(6) Finding and Retaining Quality Employees.

The ability to find and retain high quality employees and the costs related to doing so is a major concern to the Cooperative. The pressures on gross margins described above make it difficult to pay competitive salary and benefit packages to attract top talent. More attractive long-term opportunities in other industries tend to divert quality young employees away from agribusiness.

(7) The Volatile and Uncertain Nature of Agribusiness.

The Cooperative and its producer member/patrons operate with all the risks of the agricultural economy. Animal health issues, weather or disease caused crop damage or failures, damage to products during storage and handling, national and international economic and political conditions, governmental regulation, interruptions in shipping and distribution, hazardous chemical handling, limitations on availability of supplies needed by producer members, the ongoing effects of the volatile nature of ag economics including grain, milk and livestock prices and all other risks of this industry impact the Cooperative's ability to operate profitably on a consistent basis.

(8) Increasing Costs of Agricultural Inputs.

The ever increasing costs of agricultural inputs such as fertilizers and chemicals. Prices are being driven up by international demand on traditional U.S. supply sources and increasing energy prices effecting production costs the costs of product components. Caught in a squeeze between low prices and high input costs, producers may reduce their use of these products, sales of which are a major source of revenues for the Cooperative.

(9) The Changing Nature of Agriculture in the Cooperative's Business Territory.

While currently still a predominantly strong agricultural production area, changes will inevitably continue to come to this area. The extent of these coming changes is uncertain at this time, and therefore, the effect on the Cooperative's future operations is also uncertain.

The causes of change encompass many factors including increasing urbanization spreading from cities in the area reducing both the number of full time commercial farming operations and the amount of acreage devoted to production agriculture. Urbanization over time may change the market mix toward part time or recreational and horse farms and reduce high volume agricultural production.

Increased residential development in the countryside presents the very real potential for reduced livestock production in the area that could negatively affect the Cooperative's feed business.

Economic pressures for larger, more efficient operations along with attractive alternate career opportunities off the farm that are available to the younger generation in farm families is driving the ongoing consolidation of farming units into larger enterprises. This reduces the number of potential patrons of the Cooperative in its business territory and changes the volumes, services and pricing the Cooperative must provide to continue to do business with these larger operations.

(10) Liabilities Related to Grain Warehousing.

The Cooperative stores grain for members and other agricultural producers. As a licensed warehouse the Cooperative is responsible for any deficiencies of grade or shortages that may arise in connection with these storage activities. The dollar value of grain stored varies from a few hundred thousand dollars to two million dollars or more based on the time of year and market and crop conditions in the Cooperative's service area. The Cooperative's exposure to loss is reduced by the fact that the grain is stored in multiple locations and value losses on grade reductions are not significant when the grain can be blended into normal grain shipments or used in animal feed.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

Dilution

The Cooperative has presently issued no stock of any series other than what is described in this Offering Circular. There are no warrants, options or other contracts for sale of stock in existence as of the date of this Offering Circular. Therefore, investors purchasing the offered securities will have no dilution of their positions upon purchase. The relative success of this offering will affect the exact ownership percentage of outstanding preferred stock attained by each investor.

Although no plans currently exist for the issuance of other different classes of stock, the Board of Directors is authorized to issue different classes of preferred stock at its discretion.

BUSINESS AND PROPERTIES

Nature of Business

The Cooperative is a member owned farm supply and commodity marketing cooperative incorporated under the Minnesota agricultural cooperative statute (Minn. Stat. Chap. 308.A). As such it distributes its net income from business with member/patrons each year to those member/patrons in proportion to each member's annual business with the Cooperative. Its voting members who each have one vote in the affairs of the cooperative must be agricultural producers who meet minimum annual business and other uniform eligibility requirements established in the Cooperative's bylaws and by its board of directors. As of February 28, 2006 the Cooperative had 743 voting members who are all residents of Minnesota or Wisconsin.

Agricultural producers (producers) are those persons and entities that bear the risk of agricultural production. Such producers include owners and lessees of farmland and/or production facilities and those lessors of such properties whose annual rent is determined as a portion of the proceeds from the sale of agricultural production from the land and/or facilities they lease to others.

The Cooperative's primary business territory includes the Minnesota counties of Goodhue and Wabasha and Dunn, Pepin and Pierce counties in Wisconsin. Some sales are made to producers outside this area. It markets its products and services to its current and prospective members and patrons through several departments with employee groups including field representatives who specialize in agronomy, animal nutrition and commodity marketing.

For 100 years the Cooperative and its two predecessor cooperatives, Goodhue Elevator and Farmers Elevator of Lake City, have served and changed with the needs of area farmers as an integral part of the agricultural community.

The Cooperative's farm supply business provides producers and other non-member patrons with seed, bulk and bagged fertilizer, farm chemicals, custom fertilizer blending, fertilizer and chemical application, bagged and custom mixed feeds, bulk feed delivery, and farm supplies. The supply business also includes bulk petroleum, and 24-hour cardtrol diesel services and propane delivery, sales and service. Farm supply sales in the fiscal years ended August 31, 2004 and 2005 and the six months ended February 28, 2006 were $42,281,812, $49,714,600 and $ 17,047,617, respectively.

Commodity marketing services provided by the Cooperative involve contracting and purchasing, marketing, handling, shipping, drying and storage. Commodities handled are primarily corn and soybeans, the major production crops in the Cooperative's business territory. The Cooperative offers its patrons direct access to the Mississippi river market through its ownership participation in a separate company, Red Wing Grain LLC that operates a river terminal in Red Wing, Minnesota. Grain sales by the Cooperative totaled $ 9,591,206 in the fiscal year ended August 31, 2004 and $ 10,057,240 in the fiscal year ended August 31, 2005. Grain sales for the six months ended February 28, 2006 were $ 3,350,232.

Farm supplies and components for custom feed and fertilizer are purchased by the Cooperative from a variety of sources. These suppliers include manufacturing, processing and energy companies that are privately owned as well as cooperative entities in which the Cooperative is a member and receives patronage income distributions in cash and allocated credits. Many of the suppliers operate in international markets so that the Cooperative has access to a broad array of supply sources. Availability and cost of supplies and energy products are influenced more by international market conditions than limitations in access to suppliers.

The Cooperative has grown over the years through merger and the addition of subsidiary companies to a size that allows it some efficiencies of size that aid in competitive pricing and retaining skilled personnel to provide specialized services.

The Cooperative serves a strong agricultural area with long standing member support of its operations. No single customer exceeds twenty percent (20%) of sales. No sales are made directly to foreign buyers. Competition comes principally from regional activities of national and international farm supply and commodity marketing companies such as Hubbard Feeds, Cargill, Land O Lakes and CHS. These large companies can sometimes offer better pricing because of the economic efficiencies of their relatively larger size. There is some price and service competition for member/patron business at the edges of the Cooperative's business territory from neighboring local agricultural cooperatives.

A development in recent years has been the construction of an increasing number of ethanol plants in the region. This has the potential of affecting the traditional patterns of grain production, marketing and shipping in the Cooperative's business area. It may, for example, reduce by a small percentage the amount of grain being shipped down river from the Red Wing river terminal and shift production to corn and away from soybeans. The overall effects on the Cooperatives operations in future years of the ethanol plants are still uncertain. The plants cannot take large amounts of grain at any one time, they are subject to production variations based on petroleum market conditions and governmental incentive programs. To the extent that their usage of corn strengthens the local farm economy, the Cooperative can be assured of continued and possibly increasing sales of seed, fertilizer, chemical and crop related services.

The Cooperative plans to continue its traditional services and to add new services as technology advances to meet the needs of producers. Its service personnel are well educated and are continually being trained in the latest techniques and product developments. The Cooperative has and will continue to market its products and services to producers outside of its traditional business territory.

Note: Because this Offering Circular focuses primarily on details concerning the Cooperative rather than the industry in which the Cooperative operates, potential investors may wish to conduct their own separate investigation of the Cooperative's industry to obtain broader insight in assessing the Cooperative's prospects.

Inventories, Commodities Transactions and Derivatives

Through its grain elevator operations the Cooperative provides a market where local producers can sell the grain they have produced and livestock producers can purchase grain when their operations demand it. To carry out these functions the Cooperative buys and sells grain every day.

Prices paid by the Cooperative for grain purchased from members and the prices the Cooperative receives on grain sales are based on market prices determined in relation to prices for each commodity continually established in competitive bidding on the national and international commodity exchanges.

The Cooperative's ownership position is consistently monitored in its daily Long/Short position report. This report indicates whether the Cooperative needs to buy or sell grain to limit price risk on its net position. The Long/Short position is monitored internally and is reviewed monthly by the Cooperative's board of directors and its bank lender.

Because the Cooperative's grain transaction prices follow closely the price movement on the Chicago Board of Trade, futures contracts are a very good hedging instrument to manage price risk. The Cooperative uses exchange traded futures and options contracts exclusively for bona fide hedge purposes.

A good example of how the Cooperative utilizes hedging is during harvest. At that time of year large amounts of grain are typically purchased as delivered to the Cooperative's facilities. It may not make sense economically or even be possible to sell all of the grain received at that time. Through the sales of futures contracts the Cooperative is able to transfer the price risk of holding this long position to the market until a later date when the grain can be sold. At the time of the sale an equivalent amount of future contracts can be purchased back with the net effect of preserving a reasonable profit margin on the grain sales regardless of market price movements while the grain was held.

Another example of the use of futures is where a producer may contract to deliver grain to one of the Cooperative's facilities for a future date. Selling futures against that purchase allows time for the Cooperative to look for the best selling opportunity for that grain when it is delivered.

If a livestock producer needs to buy grain for future delivery, the Cooperative can enter into a contract to sell it to the producer for future delivery at a set price and buy a futures contract. The Cooperative's position is protected against market price movement risk by the futures contract until the Cooperative buys the grain to deliver to the producer and sells the futures contract.

For the two most recent fiscal years ending August 31, 2004 and 2005 plus the six-month period ended February 28, 2006 the Cooperative's average position for corn was long 2,805 bushels and for soybeans long 5,293 bushels. The Long/Short report for February 28, 2006 for the three major grains handled by the Cooperative was as follows:

GRAIN POSITION AS OF FEBRUARY 28, 2006

(In Bushels)

		CORN	BEANS	OATS
INVENTORY		1,962,343	449,951	85,744
LESS STORAGE OBIGATIONS		1,337,424	353,086	22,333
COMPANY OWNED GRAIN		624,919	96,865	63,411
LESS UNPRICED PURCHASES		13,964	8,943	
NET CURRENTLY OWNED GRAIN		610,955	87,922	63,411
LESS NET SALES CONTRACTS		69,063	9,435	(2,729)
LONG/(SHORT) CONTRACT POSITION		1,163,071	169,202	66,140
PLUS FUTURES BOUGHT				
Expiring	July 2007	100,000		
TOTAL FUTURES BOUGHT		100,000	-	-
LESS FUTURES SOLD				
Expiring	May 2006	665,000	120,000	40,000
	July 2006	225,000		
	November 2006		25,000	
	December 2006	280,000		
	November 2007		10,000	
	December 2007	50,000		
	December 2008	30,000		
TOTAL FUTURES SOLD		1,250,000	155,000	40,000
NET LONG/(SHORT) POSITION		13,071	14,202	26,140

Employees

The cooperative currently has sixty-five (65) full time non-union employees. Additional seasonal and part time employees are added during spring planting and fall harvest each year. The employees are categorized as follows:

Administrative	14
Plant operations	18
Drivers	15
Sales	18

The total number of full time employees and their assignment to the listed job categories is anticipated to remain the same in the next twelve months.

Employees receive standard employee benefits including provisions for paid holidays, vacation and other specified absences, contributory health insurance and a 401(k) pension plan.

Business Facilities and Equipment

The Cooperative's business facility locations owned or leased directly or through its subsidiary companies and services offered at each location are as follows. All of the facilities are in good repair and fully used in operations.

Lake City, Minnesota –	Grain elevator and grain merchandising Feed store and warehouse Fertilizer plant and seed, ag chemical warehouse and application service Bulk petroleum and 24-hour cardtrol diesel Full service location
Bellechester, Minnesota -	Grain elevator Feed warehouse Seasonal seed and ag chemical service Anhydrous ammonia
Goodhue, Minnesota -	Main office Grain elevator and grain merchandising Complete feed milling and manufacturing Fertilizer plant, seed and ag chemical warehouse and application service Bulk petroleum Propane delivery, sales and service Full service location
Wanamingo, Minnesota -	Grain elevator and grain merchandising Feed store and warehouse
Cannon Falls, Minnesota -	Grain elevator and grain merchandising Fertilizer plant, seed and ag chemical warehouse and application service

Cannon Falls, Minnesota - (continued)	Feed store and warehouse Bulk petroleum Full service location

Subsidiary company facilities:

Ellsworth, Wisconsin -	Grain elevator and grain merchandising Fertilizer plant, seed and ag chemical warehouse and application service Feed store and warehouse Farm store
Grange Hall (Ono), Wisconsin -	Farm store
Red Wing, Minnesota -	Barge loading grain terminal

In addition to the land and facilities described above the Cooperative owns equipment, trucks and tractors with a net book value of approximately $ 8.9 million. Major categories of these assets include grain drying, handling and storage equipment, loaders and product storage bins, mixing equipment, sprayers and spreaders, delivery trucks and trailers, LP tanks, and computer equipment.
The Cooperative has entered into current operating leases as follows:

	Annual Rent	Lease Term Ends
Fertilizer Storage Space	$ 118,125	6/30/11
Pickup Trucks (5)	38,280	12/15/06
John Deere Sprayers (3)	66,136	11/21/08
Case/Tyler SPX 3185 Sprayers (2)	43,500	11/01/07
Case/Tyler Titan 4300 / Flex Air Applicator	30,000	4/09/10

The future minimum non-cancelable lease payments on these operating leases are as follows: 2006 $296,041; 2007 $270,521; 2008 $214,261; 2009 $194,574; and 2010 $0.

Current spending plans for plant and equipment include the average $1 million per year for equipment replacements and upgrades. A $2.6 million centralized fertilizer storage and blending facility at the Goodhue location is in the planning and bidding process. This new facility will replace older facilities that are reaching the end of their useful lives and include enhancements to improve efficiencies and provide improved services and products to member/patrons.

Regulation

The Cooperative is subject to governmental regulation in several areas of its operations. The burden of these regulations increases operating costs for the Cooperative as well as other competing businesses. The major areas of regulation include:

(1) Environmental. The agricultural industry has gone through significant changes over the past few years in the regulation of environmental issues. These regulations cover air, soil and noise pollution. This has been particularly true in the areas of farm chemical and fertilizer handling and storage. The Cooperative has made significant investments in equipment and facilities in order to meet or exceed all current regulations for each of its facilities and the commodities and supplies handled. There are currently no environmental violations or significant clean up obligations.

(2) Occupational Safety. The agriculture industry has been at the forefront of OSHA regulation for many years. The grain industry in particular has been under heavy scrutiny. Because of the strict OSHA requirements and the desire to provide employees with a safe workplace, the Cooperative has and continues to work diligently to meet or exceed all applicable OSHA regulations. A safety director is employed to keep up with safe workplace regulation changes as they occur.

(3) Transportation. The Cooperative has an employee designated as a transportation director with a job assignment of keeping all vehicles in safe working condition and in compliance with all vehicle safety requirements. The transportation director also is responsible to be sure employees are up to date on training regarding safe vehicle operation practices.

(4) Terrorism, Security and Food Safety. In this evolving area of regulation the Cooperative is faced with ever increasing requirements regarding security of products handled, records of chemicals used on products received from producers and records to track feed and animal health products to specific herds. The Cooperative has an employee assigned to enforce security and other applicable policies in this area and to be sure reports to government agencies are up to date and filed as required.

Intellectual Property and Exclusive Distributorships

Ongoing success of the Cooperative is not dependent on any patents, copyrights, trade secrets, specialized know how or other proprietary information. The Cooperative is a distributor for many agricultural products, many of which are supported by national marketing campaigns of their manufacturers and are popular with the Cooperative's member/patrons. However, none of the product dealerships are of such unique nature as to be irreplaceable or otherwise likely to cause permanent significant damage to the Cooperative's business if the distributorships were terminated.

Subsidiary Companies

The financial statements included with this Offering Circular include the Cooperative's fifty percent (50.00%) interest in the following limited liability companies accounted for on the equity method:

Western Wisconsin Ag Supply Company, LLC – This company was formed in 1999 as a joint venture with J.M. Ranch, Inc for the limited purpose of procuring and marketing agronomy products to producer member/patrons of the Cooperative and J.M. Ranch, Inc (affiliated with Deiss and Nugent Feed Co.) in Wisconsin.

Red Wing Grain, LLC - Owned jointly with Cargill, Inc. This company was formed in 2001 to operate a barge loading river grain terminal in Red Wing, Minnesota and market grain originating in Southeast Minnesota and Southwest Wisconsin. Cargill buys substantially all of the grain handled by the company.

Western Wisconsin Nutrition, LLC – Effective January 1, 2003 the Cooperative formed this company with D & N, LLC (affiliated with Deiss and Nugent Feed Co.) for the limited purpose of procuring and marketing feed products to producer member/patrons of the Cooperative and D&N LLC in Wisconsin.

Material Recent Events in the Development of the Cooperative

1996 – The Cooperative was formed through the consolidation two Minnesota agricultural cooperatives, Goodhue Elevator (Established in 1905) and Farmers Elevator of Lake City (Established in 1918).
1998 – A new feed mill was constructed Goodhue and began centralized milling operations
1999 – Formed Western Wisconsin Ag Supply Company, LLC with Deiss and Nugent Feed Company and built a new fertilizer plant in Ellsworth, Wisconsin.
2001 – Formed Red Wing Grain, LLC in with Cargill, Inc and leased a barge loading grain terminal on the Mississippi River in Red Wing, Minnesota.
2003 – Formed Western Wisconsin Nutrition, LLC with Deiss and Nugent Feed Company and brought feed milling functions to Goodhue, Minnesota.
2004 – Red Wing Grain, LLC bought the barge loading grain terminal it was leasing in Red Wing, Minnesota.
2005 – Purchased land in anticipation of constructing a new fertilizer facility in Goodhue, Minnesota in the summer of 2006.

Pending Equity and Other Transactions

In 2005 the members voted to amend the Cooperative's articles of incorporation to change to a stock based cooperative corporation. The details of this equity restructuring are discussed in the CAPITALIZATION section of this Offering Circular.

There are currently no mergers, acquisitions, spin-offs or other restructuring transactions pending or anticipated.

USE OF PROCEEDS

The principal purpose of the issuance of the Shares is for conversion of member allocated patronage income credits on the books of the Cooperative. This will result in no cash proceeds being received. The objective of this conversion is to reduce the Cooperative's annual cash disbursements for revolving redemptions of member allocated equity accounts to the extent members choose to make the conversions and to build a more permanent equity capital structure. The annual dividends to be paid on the Shares represent consideration to members for the longer-term investment commitment resulting from the conversions. It is anticipated that approximately $3.5 to $4 million of Shares will be issued for this purpose. There is no established amount of these conversions to meet any specific financial objective or requirement.

The Cooperative's cash flow requirements are being met from its available resources, ongoing operations and financing arrangements in place. The Cooperative does not anticipate any cash flow or liquidity problems in the coming 12 months. Major upcoming cash expenditures include $700,000 for equipment replacements and upgrades, $600,000 for patronage income distributions to members and $ 2.6 million for construction of new fertilizer facilities in Goodhue, Minnesota. The Cooperative is not in default on any loan or obligation, there are no unpaid judgments or liens and trade payables are all being paid within normal terms. Issuance of the Shares is not being done for cash to meet immediate operating or asset acquisition financing needs.

Shares representing the available balance of the $5 million limit of this Regulation A offering are expected to be issued for new funds that will be added to the Cooperative's general working capital, used to meet the Cooperative's cash requirements in the normal course of business and/or applied to reduce the debt described in the CAPITALIZATION section of this circular. No specific use of these anticipated investment funds has been established at this time.

CAPITALIZATION

Debt

Relationship with CoBank, ACB. - The Cooperative's primary lender is CoBank ACB (CoBank), an Agricultural Credit Bank headquartered in Denver, Colorado, that is one of the banks of the Farm Credit System. The Farm Credit System, established in 1916 by the United States Congress, is a Federally chartered network of borrower-owned lending institutions comprised of cooperatives and related service organizations. CoBank, which is structured as a cooperative owned by its borrowers, is Federally chartered under the Farm Credit Act of 1971, as amended, and is subject to supervision, examination, and regulation by an independent Federal agency, the Farm Credit Administration. The Cooperative is one of approximately 2.400 voting stockholders of CoBank who each have one vote under the bank's cooperative structure.

CoBank is restricted under its charter to making loans and providing related financial services to eligible borrowers in the agricultural and rural utility sectors and to certain related entities and is not authorized to accept deposits. CoBank raises debt funds for its lending activities primarily through the issuance of debt securities by the Farm Credit Banks Funding Corporation, which is also part of the Farm Credit System.

Acting under its cooperative structure, CoBank returns a portion of its annual earnings to its owner/borrowers in the form of patronage dividends. The dividends are paid part in cash and part in capital stock and participation certificates that become part of the owner/borrower's equity investment in CoBank. Patronage dividends, which effectively lower the borrower's cost of borrowing, are paid from CoBank's net earnings in proportion to the owner/borrower's borrowings from the bank for the year compared to CoBank's total loan volume for the same period.

The Cooperative has received patronage dividends based on its annual borrowing levels including $ 44,592 in the fiscal year ending August 31, 2004 (paid $ 22,296 in cash and $22,296 in CoBank capital shares) and $ 62,963 (in the fiscal year ending August 31, 2005 (paid $ 37,778 in cash and $25,185 in CoBank capital shares).

In accordance with the Farm Credit Act, eligible borrowers are required to invest funds as equity in CoBank as a condition of borrowing. The minimum initial borrower investment is the lower of $1,000 or 2% of the amount of the initial loan and is paid in cash at the time of the borrower's first loan from the bank. At the present time CoBank is following a loan-based capital plan that requires each borrower to meet a required equity capital investment level calculated as ten percent (10%) of the borrower's past five-year average loan balance. No direct investment by the borrower is required to meet this level. The requirement is met through accumulated patronage dividend allocations retained as equity capital by the bank.

Under CoBank's current capital plan the Cooperative's required equity capital investment amount is $472,597. The Cooperative's equity capital investment in CoBank at August 31, 2005 was $ 401,674. When the Cooperative's accumulated patronage dividend allocations retained as equity capital by the bank reach the required amount subsequent annual patronage dividends payable to the Cooperative from CoBank will be paid totally in cash.

CoBank's capital plan requirements could change over time based on the bank's activities and capital needs. Redemption of equity capital investments is at the discretion of the board of directors of CoBank. Should the Cooperative's average borrowing levels be reduced over time its required equity capital investment level would drop accordingly and any excess equity capital investment would eventually be returned to the Cooperative in accordance with CoBank's equity redemption policies then in effect.

CoBank holds a statutory first lien against the Cooperative's equity capital investment as part of the security it relies on in its lending to the Cooperative. Holders of equities of CoBank may not pledge, hypothecate, or otherwise grant a security interest in such equities except as consented to by the bank under Farm Credit Administration regulations.

Short Term Debt – The Cooperative has a line-of-credit with CoBank of $9,500,000 to meet seasonal cash flow needs. This loan has a variable interest rate based on market rates that was 7.28% at February 28, 2006 and matures March 1, 2007. The balance at February 28, 2006 was $ 513,721. This loan arrangement is secured by the same assets as the long-term loan with CoBank described below.

Payments due on long-term debt in the next twelve months total $ 1,533,114.

Long Term Debt – Obligations maturing over one year from the end of the Cooperative's fiscal year include:

CoBank - The Cooperative has a term loan with CoBank that matures on March 20, 2010. This loan is being repaid at the rate of $49,000 per month plus interest at a variable rate that was 7.53% at February 28, 2006. The balance of this loan at February 28, 2006 was $ 2,475,000. The short and long term loans with CoBank are secured by essentially all of the tangible and non-tangible assets of the Cooperative. The CoBank loans also include loan restrictions and covenants that require the Cooperative to maintain certain debt to equity and other ratios and minimum working capital of $2,500,000 at the end of each of its fiscal years (ending August 31) of each year) during the term of the loan and $1,000,000 at other times.

Patron Investment Notes - The Cooperative has unsecured promissory notes issued to patrons that mature September 15 of each year. The notes automatically renew unless the holder requests payment. At September 15, 2005 there were notes from thirteen (13) current or former member/patrons who were all residents of Minnesota that total $945,114. This amount includes $169,053 issued in new note principal since September 16, 2004. During the same period $448,105 was paid to retire notes previously issued. Interest is accrued and compounded monthly and paid at the note maturity date each year at the direction of the note holder either in cash or by adding the accrued interest to the principal amount of note being renewed. New note principal since September 16, 2004 includes $14,412 of compounded interest. The annual interest rate on these notes is five percent (5%).

Members' Equity

As an agricultural cooperative organized on a non-stock basis the Cooperative's present capital structure consists only of allocated and unallocated net earnings.

Allocated Equities - Allocated equities consist of the unredeemed retained portion of prior year patronage income allocated to individual members. Such allocations of each year's net patronage source income are made on a patronage basis to members based on their business with the Cooperative for that year. The balance of these equities, before allocations to be made for the fiscal year ending August 31, 2005 is $9,489,332 comprised of allocation amounts back to the 1991 – 1992 fiscal year.

These allocations are subject to redemption at the sole discretion of the board of directors based on the financial strength and position of the Cooperative. In recent years the Cooperative has followed a pattern of redeeming patronage income allocations within ten to twelve years. The Cooperative has also followed a discretionary policy of redeeming allocated patronage income accounts in the estates of deceased members.

General Reserve - The general reserve consists of accumulated after tax net earnings from non-patronage income and minor amounts of patronage income not allocated to member patrons. Such income is retained by the Cooperative and not allocated to individual members.

Changes Being Implemented – Equity Restructuring Plan

In March 2005 the members of the Cooperative voted to amend the Cooperative's articles of incorporation and bylaws in order to support and provide authority for the board of directors to implement an equity restructuring plan proposed by the board of directors for the purpose of building more permanent equity capital that involves the components described below. Prior to the amendment vote the board of directors had conducted a series of member meetings to inform the membership of the equity restructuring plan. The specific elements of the plan are being implemented by the board of directors under its authority established in the amended articles of incorporation and bylaws as well under the Minnesota agricultural cooperative statute. No further approvals by vote of the Cooperative's members are required to implement this plan.

Common Stock - The Cooperative was formed in 1996 on a non-stock basis. The approved amendments to the Cooperative's articles of incorporation change the Cooperative to a stock corporation. The amendments established a requirement for a voting member to be the holder of one share of common stock with a par value of $1,000 and authorize the issuance of up to ten thousand (10,000) shares of common stock.

Acting under its discretionary authority to redeem allocated patronage income credits, as part of the equity restructuring plan, the board of directors will redeemed and transfer $1,000 of allocated patronage credits on the books of the Cooperative to cover the price of a common stock share for current members eligible for and desiring continued membership. Those current members who do not have $1,000 of allocated patronage credits and non-member patrons who are eligible for and desire membership in the Cooperative will have the opportunity to pay the balance due for their stock share or have their future patronage income allocations accumulated in a stock credit account until sufficient to pay the balance of the purchase price of the stock share in full.

As of February 28, 2006 there are 743 members who meet membership eligibility requirements for the 2005 – 2006 fiscal year. These current membership eligibility requirements include being an agricultural producer resident of Minnesota or Wisconsin who conducts a minimum of $10,000 in any type of business with the Cooperative during the current fiscal year. Implementing the new structure change will result in $743,000 of allocated equities being reclassified to common stock. As part of its implementation of the equity restructuring plan the requisite amount of allocated patronage credits to cover the common stock share for each eligible member was redeemed and transferred to a stock credit account as of August 31, 2005. The formal issuance of the common stock shares to eligible members to complete the documentation of this portion of the equity restructuring plan will be completed prior to the end of the current fiscal year August 31, 2006.

Preferred Stock - The amended articles of incorporation also authorize the issuance of up to five hundred thousand (500,000) shares of no par value preferred stock. The articles authorize the board of directors to issue preferred stock, as they deem appropriate in multiple series and under the terms and conditions that they establish. As of the date of this Offering Circular no shares of any preferred stock series have been issued.

Class A - The board has approved the issuance of the series of Class A Preferred Stock that is covered in this Offering Circular. See DESCRIPTION OF SECURITIES herein.

Class B - The board has also approved the creation of a series of Class B preferred stock with 2,000 shares available for issuance. These non-voting shares have a stated value of $1,000 per share and pay a non-cumulative variable annual dividend of up to five percent (5%) as determined by the board of directors. Class B preferred stock has a priority on dissolution over allocated equities and common stock, but not over Class A preferred stock. This series is established for conversion, at the discretion of the board of directors, of funds represented by cancelled common stock shares belonging to members who no longer meet the eligibility requirements to retain their voting member status. It is expected that very few shares of this stock series will be issued over time.

Discounted Conversion of Allocated Equities – A key component of the Cooperative's plan to build more permanent equity capital is the discounted redemption of allocated equities being offered to members at a forty percent (40.00%) discount rate. This part of the equity restructuring plan is being implemented by board action under its discretionary authority to redeem allocated equities.

For a cooperative the redemption of allocated equities can be accomplished at the discretion of the board of directors through payment in cash, payment in equivalent value of products or other assets, credits against amounts owed by a member to the cooperative or conversion to another type of equity account or instrument.

Participation in the discounted redemption part of the Cooperative's equity restructuring plan is optional for each member. There are no member approved documents, agreements or cooperative laws or principles that allow the Cooperative to force a member to accept a discounted redemption of allocated equity accounts.

The forty percent (40%) discount rate was established through the judgment of the board of directors to approximately reflect two economic factors.

First, is that the Cooperative's assets include over $3 million in similar allocated equity investments in cooperatives with which the Cooperative does business. Annual increases in these allocated equity investments in other cooperatives are included in the Cooperative's income in the year earned and, accordingly, allocated to the Cooperative's members as part of the allocated equities for those years held by the Cooperative's members. Prior to implementation of the reorganization plan these investments in other cooperatives represented approximately thirty five percent (35%) of the Cooperative's member allocated equity accounts.

The other cooperatives in which the Cooperative holds equity investments are on extended or delayed equity revolvement schedules that result in the Cooperative holding these investments for indefinite periods. The Cooperative strives to revolve its allocated equities back to its members at a time as early as financially practical. It is a major cash burden to the Cooperative to revolve back to its members the full value of their allocated equities from a given year when the cooperatives with which the Cooperative does business have not revolved their corresponding allocated equities that the Cooperative holds for those same years.

To the extent that the Cooperative's members accept the discounted conversion of their allocated equity accounts to other equity accounts or instruments the Cooperative is relieved from a future redemption obligation to those members on the discounted portion. Then when a cooperative in which the Cooperative holds allocated equities does eventually pay out a portion of those equities the Cooperative will be in a better position to use the funds received to meet its other cash requirements.

Thirty to thirty five percent (30 – 35%) of the forty percent (40%) discount rate was set to reflect the portion of the Cooperative's member allocated equity accounts that represents corresponding patronage income allocations from other cooperatives held by the Cooperative as investments that are not subject to current redemption by those cooperatives.

Second, the Cooperative's redemption pattern for member allocated equities as established at the discretion of the board of directors has historically been in the ten to twelve-year range. General needs for equity capital anticipated in the coming years are expected to cause the board of directors to extend this redemption time period in the future. There is a time value of money. For a member to be able to convert non-dividend bearing allocated equity accounts with no certain future redemption date for a current dividend bearing stock justifies a discount rate applied to the allocated equities being converted.

A general factor of five to ten percent (5 - 10%) to reflect the discounted present value of currently receiving a dividend bearing security in place of a future cash payment at some indeterminable date in redemption of the allocated equity accounts was added to round out the discount rate to forty percent (40%).

The original equity credits received by members were taxable as ordinary income to the member in the year the allocation was made. The current benefit to a member who chooses to accept the discounting of their allocated equities is that they receive an ordinary loss for tax purposes in their tax year in which the discount is recorded by the Cooperative.

The original equity restructuring plan as proposed to the membership included an option for members to elect to have their allocated equity accounts (or any portion of the accounts that they choose) redeemed at a forty percent (40%) discount through conversion of the discounted amount to the Shares at their $100 per share stated value.

As a result of the discussions of the equity restructuring plan with the members this original concept was modified by the board of directors. Because of the availability of the current tax deduction, the members' understanding of the long term equity capital needs of the Cooperative, and the anticipated lengthening of the holding time of allocated equity accounts until redemption a number of members expressed their desire to accept the discounted redemption of their allocated equities regardless of their ultimate decision whether to accept conversion of their discounted allocated equity accounts to the Shares after review of this Offering Circular.

Acting within its discretion in handling the redemption and classification of member allocated equity accounts the board of directors authorized the transfer of allocated equity accounts specified by members desiring to accept the discount of those accounts regardless of their decision regarding conversion to the Shares at the discounted amount to a separate allocated equity account called stock credits in keeping with the new equity structure. The transfer to a different equity account classification was necessary to record redemption transaction and trigger recognition of the discount.

The discounts were recorded for those accounts involved by the Cooperative in 2005 and the participating members received the discount tax deduction for their 2005 tax year.

Upon review of this Offering Circular the holders of these stock credit accounts will be able to convert them to the Shares. Should any of these members decide not to make the conversion of their stock credit accounts to the Shares after review of this Offering Circular their stock credits will be held by the Cooperative and paid out to the member in the same redemption cycle at the discretion of the board of directors as other allocated equity accounts from the same years.

Other members who have not previously elected to accept the discount of their allocated equity accounts through conversion to stock credits will be able to accept conversion of their equity accounts to Shares at the 40% discount rate upon review of this Offering Circular.

Under the equity restructuring plan, all members are able to buy any number of Shares within the terms of the offering for cash at the fixed $100 stated price per share for the duration of this offering. All members have the option to choose to have their allocated equity accounts discounted by 40% through conversion to the stock credit account without being required to accept conversion to Shares. Conversions of allocated equity accounts to Shares are only allowed at the 40% discounted rate, whether done at the time of the decision to convert allocated equities to Shares or through conversion of stock credit accounts that represent the member's allocated equity accounts that have previously been discounted 40%.

Capitalization Table as of February 28, 2006			
		Restated to Show Full	
		Implementation of Restructuring	
	Per Financial		
	Statements	and this Offering	
Long Term Debt	$ 3,420,114	$ 3,420,114	
Stock Credits	3,298,287	2,555,287	A
Allocated Equities	4,636,652	4,636,652	
Patronage Payable in Equities			
General Reserve	6,276,432	6,276,432	
Common Stock		743,000	A
Preferred Stock - Class A			B
- Class B			C
Total Debt and Equity Capital	$ 17,631,485	$ 17,631,48	

A – Stock Credits at February 28, 2006 represent allocated patronage income equity amounts reclassified to this separate member capital account as part of the equity restructuring plan approved by the members. $743,000 of the credits will be converted to voting common stock for the 743 members of the Cooperative at February 28, 2006. The balance of $2,555,287 represents the discounted balance of allocated patronage income accounts belonging to members who elected to accept the discounted reclassification prior to August 31, 2005 and who will have the option of converting their stock credits to Class A Preferred Stock as part of this offering.

B – No Class A preferred stock is shown as there is no minimum issuance of Shares required in this offering. Class A preferred stock will primarily be issued in conversion of member stock credits or additional allocated equities with discounts on conversion of allocated equities being added to the general reserve. Therefore, the Cooperative's total debt and equity capital will not change as a result of the offering except to the extent of sales of Shares to non-member investors, which are not anticipated to be significant during the period of this offering.

C – No Class B preferred stock is expected to be issued as a result of the equity restructuring plan or this offering.

DESCRIPTION OF SECURITIES

The securities being offered hereby are Class A Preferred Stock Shares at a fixed price of $100 per share. This is not an at market price offering. The Shares will only be issued by the Cooperative at the $100 per share price for the duration of this offering.

Description

These Shares have the following characteristics:

- One hundred dollars ($100) stated value per share set by the board of directors.
- Non-voting.
- Variable non-cumulative annual dividend up to eight percent (8.00%) at the discretion of the board of directors.
- Preference over allocated equities and common stock upon dissolution of the Cooperative.
- Are only transferable on the books of the Cooperative upon the approval of the board of directors.
- May be issued in uncertificated form and in fractional shares.

The board of directors has currently approved 100,000 shares of this series to be issued over time, with up to 50,000 shares to be issued in this offering. Class A Preferred Stock is not convertible to any other stock series and has no other preferences or rights than those stated above. There is no minimum number of Shares required to be issued in this offering.

After the completion of this offering the Cooperative, at the discretion of the board of directors, may from time to time in the future purchase Shares offered for sale, or make offers to purchase Shares, but may not force holders to sell their Shares back to the Cooperative through a call for the redemption of any amount of the Shares.

Specific plans for repurchase of Shares and the future timing of such repurchases have not been formulated at this time. Considerations will include the Cooperative's desire to provide liquidity to holders of the Shares, its cash position and anticipated cash requirements and the Cooperative's equity capital planning as to the maximum number of Shares it desires to have outstanding over time. Any such repurchases of Shares will be done in conformance with applicable U.S. Securities and Exchange Commission regulations and requirements.

As equity instruments, the dividends payable on the Shares may be subject to restrictions in covenants of loan agreements entered into from time to time by the Cooperative. At the present time no such restrictions are in effect.

Issuance of Shares in uncertificated form refers to the Cooperative's option under Minnesota statute (Minn. Stat. 302A.417) to issue evidence of ownership of the Shares in any written or computer generated form that contains information specified in the statute regarding the Shares and the stockholder in place of a traditional stock certificate.

PLAN OF DISTRIBUTION

The offering will commence approximately on the date of this offering circular and continue for 24 months from that date or until the full number of shares offered are issued unless earlier terminated by the Cooperative's board of directors.

There is no public market for the Shares. The Cooperative will, on a best efforts basis for the benefit of its shareholders, administer an informal market by maintaining lists of holders with available Shares for sale and interested buyers. Subject to approval of the transfer by the Cooperative's board of directors, holders of the Shares may negotiate the sale of their Shares to potential buyers from the Cooperative's list or otherwise located by the holder. No commitment or guarantee has or will be made by the Cooperative to any investor as to what price might be received in a negotiated sale of the Shares, nor does the Cooperative have any obligation to make such a guarantee. There is no assurance that an investor may be able to sell Shares within any desired timeframe.

The Cooperative is not using underwriters or selling agents for this offering. No commissions, finders' fees or any special transaction based compensation are being paid in conjunction with the issuance of the Shares.

The following employees of the Cooperative will be participating in the distribution of the Shares on behalf of the Cooperative. Each of these employees is exempt from registration as a broker dealer under the provisions of Rule 3a4-1 of the Securities Exchange Act of 1934.

Gregory S. Schwanbeck	General Manager
William T. Ahlbrecht	Assistant General Manager
Joel P. Eichelberger	Controller
Janice J. Holst	Office Manager
Trudy R. Vangssness	Bookkeeper
Judy A. Bremer	Bookkeeper
Cindy L. Boehlke	Bookkeeper

No transaction based compensation will be paid to any employee or director in conjunction with the issuance of the Shares.

There is no requirement, plan, arrangement or commitment involving officers, directors, or any other individual investor or group to purchase Shares in this offering

The Cooperative has no obligation to repurchase Shares in any amount at any price at any time. The board of directors may at its sole discretion authorize the Cooperative's repurchase of Shares in varying amounts from time to time at par or another price determined by the board based on then current financial circumstances.

Restrictions and Priorities

Conversion to, purchase and secondary transfers of the Shares are subject to certain restrictions.

(1) Shares may only be acquired by residents of Minnesota and Wisconsin, unless the board of directors is satisfied that there is an applicable exemption from registration in the state of residence of the potential purchaser and the purchase otherwise meets the approval of the board.

(2) No more than $5 million of Shares (50,000 shares) will be issued within the 24-month period of this offering, less the aggregate offering price of any other securities issued by the Cooperative during the same period. No issuance of other securities has occurred or is planned during this period with the exception of the additions to existing promissory notes at their renewal date and the possible minor amount of the Cooperative's common stock held by persons no longer eligible to be voting members of the Cooperative that might be converted to Class B Preferred stock at the discretion of the board. The promissory notes and Class B Preferred stock are described in the CAPITALIZATION section of this Offering Circular.

(3) Priority in the issuance of Shares in the first twelve month period from the date of this Offering Circular will be given to holders of allocated patronage income credits who agree to accept the Cooperative's offer to convert those credits to the Shares based on a forty percent (40%) discount applied to the amount of credits being converted. This discount is described in detail in the CAPITALIZATION section of this circular under the discussion of Discounted Conversion of Allocated Equities.

(4) Shares can only be sold or transferred with approval of the Cooperative's board of directors as recorded in the books and records of the Cooperative.

While some local non-member investors may be allowed to purchase Shares, the Shares are primarily intended for conversion of member allocated patronage income credits into long-term dividend bearing equity investments and for additional investment to support the Cooperative by current and former members. Secondary transfers to third parties approved by the board of directors are allowed to provide liquidity for the investment.

Given these objectives, the Cooperative does not want the administrative burden of unrestricted sales and transfers of the Shares to a widespread group of investors unrelated and unfamiliar with its activities and objectives.

Therefore, board approval is required for sale or transfer of the Shares to provide assurance that Shares are primarily held by current and former members and local persons or entities who have some relationship with or sufficient knowledge of the Cooperative, its members and its operations to be an appropriate investor in the Cooperative. The board will also consider any other pertinent factors in each individual potential investor situation that might impact its decision as to the appropriateness of allowing the investor to purchase Shares including the board's general impression of the investor's motives in obtaining Shares and whether the proposed investor has a sufficient financial position and background to understand and bear the risks of investment in the Shares. For example, the board will not approve a sale or transfer of Shares where it is aware that the proposed purchaser is associated with a competitive business enterprise and the board is concerned that the potential investor may be planning to acquire the Shares not as an investment to support the Cooperative, but with a possible intention of gaining access to the Cooperative's financial information by virtue of their position as a shareholder to be used to the detriment of the Cooperative in the competitive marketplace.

Certificates or other documentation representing the shares will bear a legend notifying holders of these restrictions.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

As a non-stock entity through 2005 the Cooperative has had no stock series outstanding on which to pay dividends or to redeem.

Member/Patron Promissory Notes - The Cooperative has issued promissory notes to Minnesota resident member/patrons since its 2000/2001 fiscal year to supplement its working capital. The notes pay 5% annual interest and all mature on September 15 of each year. The notes automatically renew unless the holder instructs otherwise. Notes have been issued to approximately 50 different member/patrons over this period of time. Note transactions are summarized as follows for the past five years are as follows:

Fiscal Year Ended August 31	Note Principal		
	Issued	Redeemed	Balance
2001	$ 1,213,457	$ 0	$ 1,213,457
2002	17,758	86,476	1,144,739
2003	479,756	589,791	1,034,704
2004	321,841	132,379	1,224,166
2005	169,053	448,105	945,114

Patronage Dividends - Distributions of patronage income have been made to members in cash and allocated credits each year on a patronage basis as have annual redemptions of prior year retained patronage income credits. These transactions in the past five fiscal years are as follows:

Fiscal Year Ended August 31	Patronage Dividends Paid In		Prior Year Allocations Redeemed
	Cash	Allocations	
2001	$ 442,750	$ 822,250	$ 336,916
2002	689,500	280,500	364,690
2003	647,500	1,202,500	358,506
2004	480,000	720,000	357,586
2005	620,000	620,000	359,588

Officers – 2005 / 2006

The following officers are directors of the Cooperative elected by the board to serve a one year term that runs from the annual board organizational meeting held after the Cooperative's annual November membership meeting. The officers carry out their duties on an as needed part time basis.

Dale R. Kackmann, President

Dale was elected by the board to serve as the Cooperative's president in November 2005. Dale operates a 550-acre dairy farm south of Lake City, Minnesota in partnership with his father. He grew up on this farm and has worked there all of his life. The farm includes 220 dairy cows and 220 head of young stock. Dale is a 1982 graduate of Lincoln High School in Lake City. He is 40 years old and married with two children.

Dale has served as a director of the Cooperative for 4 years and one year as a board advisory committee member. His present term ends in December 2007. He has been a member of the Cooperative and a predecessor cooperative for twenty-seven years.

Robert W. Hinsch, Vice President

Robert grew up on a dairy farm in Goodhue, Minnesota and currently operates a 400-acre dairy farm with some dairy steers and cash grain production. He is 40 years old and married with four children. Robert is a graduate of Goodhue High School.

Robert is serving his first term as a director of the Cooperative. His present term expires in December 2008. He has been a member of the Cooperative and a predecessor cooperative since 1984.

Robert has been a member of Associated Milk Producers, Inc since 1984. He has been a member of the Goodhue Area Jaycees (1984–1998, President 1992), the St. Lukes Church Council (1998–2004, President 2001) and the Goodhue Evergreen Cemetery Association (1999 to present, President 2000).

Mark R. Yotter, Secretary

Mark has been secretary of the Cooperative for three years. He is in his eighth year as a director of the Cooperative. His present term expires in December 2006. He has been a member of the Cooperative and a predecessor cooperative for twenty-five years.

Mark currently operates a 235-head 600-acre dairy farm near Lake City, Minnesota. His farm grows corn, alfalfa, oats and barley. He grew up on a dairy/beef farm. He is 49 years old and is married with two children. He is a 1974 graduate of Lincoln High School in Lake City and studied carpentry for two years at Austin Area Vo-Tech School in Austin, Minnesota. He has worked in the construction industry.

Mark is a member of Land-O-Lakes and Genex Co-op. He has served for 12 years on his church school board of education including terms as the board's vice president and secretary. Mark has previously received recognition as Soil & Water Conservation Farmer of the Year for Wabasha County

Key Management

The following key management personnel are full time employees and can be contacted at the Cooperative's business office in Goodhue, Minnesota. Management personnel may not serve as directors of the Cooperative, but may serve as directors of the subsidiary limited liability companies. Policy, strategic direction and major contracts are the responsibility of the board.

General Manager - **Gregory S. Schwanbeck**

Greg has served as the Cooperative's General Manager since its formation in 1996. He served as General Manager of one of the cooperatives that merged to form the Cooperative, Farmers Elevator Company in Lake City, Minnesota, from 1988 to 1996. He was also Assistant Manager of Farmers Elevator Company from 1983 to 1988.

Greg also is an officer of the three limited liability companies in which the Cooperative holds a 50% interest. He is President of both Western Wisconsin Ag Supply LLC and Western Wisconsin Nutrition LLC. He is Secretary of Red Wing Grain LLC.

His management career began in 1975 at Dairyman's Cooperative in Junction City, Wisconsin where he started as a management trainee and rose to the position of General Manager. From 1979 to 1983 he was employed by Lewiston Co-op in Lewiston, Minnesota as General Manager.
Greg lives in Lake City, Minnesota with his wife and two daughters. He is a 1971 graduate of Mayo High School in Rochester, Minnesota where he was born and grew up. Greg is a graduate of Rochester Junior College (1973) and Winona State College (1975) with a BA degree in business with course concentrations in business administration and marketing. He is 51 years old.

Assistant General Manager - **William T. Ahlbrecht**

Bill has served as the Assistant General Manager of the Cooperative since its formation in 1996. His primary focus is on the Cooperative's feed and grain departments. He served as General Manager of one of the cooperatives that merged to form the Cooperative, Goodhue Elevator, from 1987 to 1996.

Bill also serves as a board member of two of the three limited liability companies in which the Cooperative holds a 50% interest, Western Wisconsin Nutrition LLC and Red Wing Grain LLC.

His previous employment experiences have included serving as Agronomy Manager (1979-1983) and General Manager (1983-1987) for Concord Co-op in West Concord, Minnesota.

Bill, who is 49 years old, lives in Red Wing, Minnesota with his wife and two children. He grew up in Jordan, Minnesota where he graduated in 1974 from Jordan High School.

Controller - **Joel P. Eichelberger**

Joel has served in his present position for the Cooperative since its formation in 1996. His responsibilities also include accounting, financial reporting and managing financial matters for the Cooperative and the three limited liability companies in which the Cooperative owns a 50% interest. (Western Wisconsin Ag Supply, LLC, Western Wisconsin Nutrition, LLC and Red Wing Grain, LLC.)

Joel's professional career began in 1979 when he was employed for two years as accountant and office manager by Princeton Cooperative in Princeton, Minnesota. He moved on to Midland Cooperatives in

Minneapolis for two years where he served as MARC representative / trainer. In 1981 he worked for Land O Lakes in Minneapolis as Member Management Information Services Director. From 1986 to 1996 Joel was employed by Farmers Elevator Company (predecessor to the Cooperative) in Lake City, Minnesota as Controller.

Joel is 48 years old and lives in Lake City, Minnesota with his wife and two daughters. He grew up on a dairy farm in Montevidco, Minnesota. He is a 1975 graduate of Central High School in Red Wing, Minnesota, Rasmussen College (1979 - Major in Accounting) and Anoka Ramsey Community College (1982-2 year Business Administration Program).

Joel serves on the Lake City Medical Center Foundation Board of Directors. He is a member of the North Central Chapter of the National Association of Accountants for Cooperatives.

DIRECTORS OF THE COOPERATIVE

In addition to the directors serving as officers of the Cooperative listed above the board of directors is made up of the following persons. There are a total of eleven (11) directors including one advisory director that are elected at the annual member meeting to staggered three-year terms. The position of advisory director was not filled at the 2005 annual membership meeting. The board of directors will appoint a member to serve in this position during 2006.

Jason W. Acker

Jason, age 22, lives in Bay City, Wisconsin where he and his brother participate in the operation of their parent's 2,500-acre cash grain (corn and soybeans) farm. He grew up on that farm and attended high school (2001 graduate) in Ellsworth, Wisconsin. He earned an Associate Degree in Agri-Science (2003) from Chippewa Valley Technical College in Eau Claire, Wisconsin. He is a past President and Treasurer of the Ellsworth Chapter of FFA.

Jason is in the second year of his director term that ends in December 2007. He has been a member of the cooperative for four years.

James V. Dicke

James operates a family dairy farm where he grew up in Vasa Township, Goodhue County, Minnesota. His farming operation includes beef, corn and soybeans. James, age 55, is married with two daughters and two sons. He is a 1964 graduate of Goodhue High School. He served two years of military service in Vietnam.

James was elected to the board in November 2005. His term expires in 2008. He has been a member of the cooperative and a predecessor cooperative for over 30 years.

Brian E. Hokanson

Brian served as president of the Cooperative for two years ending in November 2005. He previously served a year as vice president and has been a board member for 5 years. His present term expires in December 2008. He has been a member of the Cooperative and a predecessor cooperative for twenty years.

Brian operates a 600-acre corn and soybean farm located in Leon and Wanamingo townships in Goodhue County Minnesota. He also custom combines another 400 acres. He is 38 years old and married with 3 children. Brian was born in Cannon Falls, Minnesota and grew up on a farm in Wanamingo Township raising dairy steers and cash cropping corn, soybeans and alfalfa.

Brian's education includes graduation from Wanamingo High School and Mankato State University (BS Math Education). He also has completed courses of study offered by the Minnesota Bankers Association and the Wisconsin Bankers Association in Loan Review & Risk Rating Analysis (1993), Ag Lending (1994) and the Advanced Agricultural Lending School (2004).

In addition to operating his farm, Brian has been employed by Security State Bank of Wanamingo since 1992 as an Ag Loan Officer. His other previous work experiences have included machine operations for Green Giant, driving a schools bus and building and grounds maintenance for Hennipen Technical Center.

Brian is very active in the community. He has served as president of the Goodhue County Bankers Association and is a member of the Minnesota Bankers Association Agricultural Policy Committee. He is a member of the Minnesota Farmers Union. Brian has served as chairman and vice-chairman of the Goodhue County Extension Committee. He has served as treasurer of Kenyon Wanamingo Friends of the Fields and as an elder of his church. Brian has been a volunteer youth basketball coach and as a basketball official for 15 years. He has been a 4H volunteer and serves on many other committees and in volunteer advisory positions in the Kenyon Wanamingo area. Brian has received an appreciation award from the Kenyon Wanamingo FFA and a state FFA degree.

Martin B. Kehren

Martin was born and grew up on the 1200 acre Lake City, Minnesota cash crop farm he now owns. The farm, located in Goodhue and Wabasha counties, was originally a beef farm, but now he grows field and sweet corn and beans. He also does custom hauling. A 1972 graduate of Goodhue, Minnesota high school, Martin, age 51, is married and has one daughter.

Martin has been a member of the Cooperative and a predecessor cooperative (Farmers Elevator in Lake City, Minnesota where he served as a director for seven years) for thirty-three years. He has served as a director of the Cooperative for eight years and has previously served as Secretary/Treasurer. His present term expires in December 2007.

Martin has served on the board of Hay Creek Mutual Insurance Company for the past eight years. He has been a director if the Goodhue County Corn Growers Board where he served as President for three years. He has served as an Elder and in various other committee and officer positions for his church and has been a Lion's Club member since 1991 where he is currently 1st Vice President and will serve as President next year.

Dale G. Krass

Dale was raised on a dairy farm in Merrill, Wisconsin. He currently owns a 1,800-acre grain farm with a drying facility Maiden Rock, Wisconsin. Dale is a 1968 graduate of Merrill High School and the two-year farm short course at Chippewa Valley Vocational Technology School. He also attended the University of Wisconsin for two years where his courses included agriculture classes. He has also attended various seminars on crop production, financial management and machinery management. Dale is 55 and is married with 4 daughters and 3 grandchildren.

Dale is in the second year of his term as a director of the Cooperative that ends in December 2006. He has been a member of the Cooperative and other cooperatives for 36 years. He is also currently a member of an electric cooperative and another agricultural cooperative in Wisconsin. Dale's other experience includes work in a gas station, a factory and on a dairy farm. He was in a family dairy farm partnership and managed a cash grain farm for 10 years. He also has held various positions of responsibility with his church.

Stanley C. Lundell

Stanley was elected to the board in November 2005. His term expires in 2008. He has been a member of the cooperative and a predecessor cooperative for over 30 years.

Stanley, age 50, operates a dairy (20-cow herd) and cash crop (corn, soybeans, oats and hay) farm in Cannon Falls, Minnesota. He is a 1972 graduate of Cannon Falls High School and has lived on his farm all of his life. He is married with three married children.

Other cooperatives that Stanley is associated with as a member include Land O Lakes, Farm Country Co-op, Genex and the Goodhue County Electric Cooperative.
Stanley serves as a member of the Leon Township Planning Commission and is past president of Spring Garden Lutheran Church.

Kevin J. O'Connor

Kevin operates an 880-acre dairy, beef and cash crop (corn, soybeans, hay, sweet corn, and peas) farm with his brother Rod in Belle Creek Township, Goodhue County, Minnesota. He grew up on the same farm where dairy, beef, hogs and cash crops were raised. Kevin, age 49, is married with 3 children and is a 1973 graduate of Goodhue High School.

Other cooperatives that Kevin is associated with as a member include Hastings Co-op Creamery, Central Livestock Association, Goodhue County Electric Co-op and Farm Country Co-op. He currently serves as secretary/treasurer of the Goodhue Community Fire Truck association and is a past treasurer of his church council.

Kevin served a year ending in November 2005 as vice president of the Cooperative. He previously served 2 years as an advisor to the board and one year as a director. His present term ends in December 2006. He has been a member of the Cooperative and a predecessor cooperative for over 25 years.

Note: After reviewing the information concerning the background of the Cooperative's officers, directors and key management personnel, potential investors should consider whether or not these persons have adequate background and experience to strategically plan and operate the Cooperative and to continue its success. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL OWNERS

Operation on a cooperative basis means that the members of the Cooperative each have only one vote in the affairs of the Cooperative. Principal ownership and control is therefore shared by all eligible agricultural producer members. Net income from patronage sourced business is distributed to members based on their relative proportion of business done with the Cooperative for the period in which the income being allocated was earned.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND RENUMERATION

Relationships and Transactions

None of the Cooperative's officers, directors or key personnel are related. The Cooperative follows a policy of not hiring employees related to any of these persons unless the relationship is known and the position would not create any type of potential conflict.

In the previous two years, consistent with long established policy and practice, the Cooperative has made no loans to or other special financial arrangements with any officer, director or management employee, nor has it granted any of these persons or anyone else options or rights to purchase Shares at any different price or under any different terms than any other member. There are no such transactions proposed.

Officers and directors are producer members who do business with the Cooperative on the same terms and conditions as all other members. The basis of transaction pricing is described in the BUSINESS AND PROPERTIES section of this Offering Circular.

In the Cooperative's most recent fiscal year ending August 31, 2006 grain purchases from and farm supply sales to officers and directors and farming enterprises in which they have an ownership interest totaled as follows:

Director	Officer Position	Combined Grain and Supply Transactions with the Cooperative
Dale R. Kackmann	President	$ 196,920
Robert W. Hinsch	Vice President	213,921
Mark R. Yotter	Secretary	245,871
Jason W. Acker		12,937
James V. Dicke		114,969
Brian E. Hokanson		44,363
Dale G. Krass		186,935
Martin B. Kehren		131,317
Stanley C. Lundell		111,358
Kevin J. O'Connor		107,218
Les M. Anderson		141,200
Carl M. Bang		17,529

Officers, directors and key personnel are not required to personally sign or guarantee obligations of the Cooperative.

Remuneration and Employee Retention

Identity of Group	Capacity in Which Remuneration was Received	Aggregate Remuneration for the fiscal year ended August 31, 2005
Officers and Directors (10)	Meetings, Officer Duties	None

Directors and officers serve without compensation. They receive a per diem of $80 per meeting (to cover travel and other incidental meeting costs) which average about one per month over the course of the year. Other expenses incurred by directors in carrying out their responsibilities on behalf of the Cooperative are reimbursed upon presentation of appropriate documentation.

Key personnel and other management staff including facility and department managers and marketing personnel are compensated in line with persons in similar positions of responsibility within the industry in the Minnesota/Wisconsin area. Compensation levels are reviewed periodically to assure that the Cooperative's pay and benefit levels remain competitive and attractive to the high quality employees needed to continue and expand the Cooperative's successful business operations. Employee performance is formally reviewed annually at all levels.

No employees have written employment agreements. All employment is on an at will basis. There are no deferred compensation or formal incentive compensation plans. Performance bonus amounts are approved from time to time by the board of directors when financial conditions justify such additional compensation. Management then decides how the bonus amount is distributed between individual employees. The Cooperative relies on competitive compensation and providing a good employment atmosphere to retain its employees.

Plans are in place and continually revised to back up all key positions and functions. The Cooperative does not rely on the services of any outside contract relationships to carry out any of its needed functions. The Cooperative does not maintain key man life insurance on any employees.

Indemnification

The bylaws of the Cooperative provide that to the fullest extent permitted by Minnesota law the directors, officers and employees of the Cooperative shall be indemnified against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by such person in carrying out their responsibilities to the Cooperative or to any entity to which they were requested to serve on the Cooperative's behalf.

In this connection, investors should be aware of the position of the United States Securities and Exchange Commission respecting such indemnification, which position is as follows: "Insofar as indemnification for liabilities arising under the Securities Act of 1993 (the 'Act') may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable."

LITIGATION

The Cooperative is not a party to any current, pending or threatened litigation or administrative actions. The Cooperative's officers, directors and key personnel are not personally involved in any current, pending or threatened litigation or administrative actions that would affect the Cooperative's operations and/or financial position.

FEDERAL TAX ASPECTS

For the Cooperative

Taxation of General Operations

The Cooperative operates as a non-exempt (taxable) cooperative under Internal Revenue Code (Code) Sections 1382-1388 (referred to as Subchapter T). Under this status it allocates net income from patronage sourced business activities to its members (and those other patrons with whom it has entered into a written patronage agreement.) on a patronage basis and deducts those allocations from its taxable income. Patronage basis refers to allocations in proportion to each member/patron's relative portion of the Cooperative's total patronage sourced business each year. Patronage source business is defined as that business carried out for the purposes for which a cooperative was formed (not just for the purpose of earning additional income) that is conducted with member/patrons to whom the cooperative intends to distribute any net income from such business on a patronage basis.

The annual allocations of net patronage income, referred to as patronage dividends, are made part in cash (minimum 20% under the Code provisions) and the balance in notices of allocation. The allocated amounts are retained in individual member/patron allocated equity accounts for an unspecified period of time, then paid out at the sole discretion of the board of directors based upon the Cooperative's financial position and anticipated requirements for equity capital.

The income from non-member business and certain other non-patronage source income items is taxed at regular corporate income tax rates and retained by the Cooperative.

The Cooperative deducts the patronage dividends in its tax return for fiscal year in which the patronage income being allocated was earned. Member/patrons report both the cash and allocated portions of the annual patronage dividends as taxable income in their tax year they receive notice of the allocation.

To maintain its cooperative tax status, the Cooperative is expected to conduct a minimum of 50 percent of its patron business with members to meet Minnesota statute and the IRS general requirements for operating on a cooperative basis.

The Cooperative is subject to state income tax on the portion of its business not conducted with agricultural producer members.

Tax Aspects of Discounting of Member Allocated Patronage Income Accounts

Discounts recorded by the Cooperative upon the acceptance of the discounting of a member's allocated patronage income accounts, either as part of the restructuring approved by the members or in subsequent conversions of those credits to the Shares are added directly to the Cooperative's unallocated surplus equity account.

The Cooperative is recording the discount amounts as an adjustment between equity accounts and not a taxable transaction. This position is in accordance with the federal court decision in Gold Kist v. Commissioner, 110 F.3d 769 (11th Cir. 1997). The Internal Revenue Service has not acquiesced to this decision, claiming instead that such discount amounts are taxable income under the tax benefit rule as a reversal of prior year's patronage dividends which were deducted by the Cooperative in the year paid. The Cooperative expects to prevail in its position if challenged. Should the Cooperative's position not be sustained it would owe corporate income taxes of approximately 35 percent on the amount of the discounts recorded. Any taxes related to the discounts would be charged against the unallocated surplus account where the discounts are recorded and would not effect current year operating results.

Tax Aspects of Issuance of Preferred Stock and Payment of Dividends

Issuance of the Shares is not in itself a taxable transaction to the Cooperative. The dividends paid on the Shares are not deductible by the Cooperative in determining its taxable income each year. The dividends are chargeable against non-member income so that, to the extent non-member income exceeds the amount of dividends paid, all of the Cooperative's net income from member patronage business is available for distribution to members as patronage dividends.

For a Member Converting Allocated Patronage Income Accounts

Under current Internal Revenue Service regulations and interpretations the discount accepted by a member, either as part of the Cooperative's equity restructuring plan or upon subsequent conversion of those accounts to Shares, is deductible from operating income by the member as an adjustment of previous patronage dividends received.

For All Investors in the Shares

Dividends received on the Shares are taxable income the same as any other corporate dividends and are eligible for the dividend exclusion if the owner of the Shares is a corporation. Any gain or loss realized upon sale of the Shares is a capital gain or loss.

FINANCIAL STATEMENTS

Following are the Cooperative's audited financial statements for the fiscal years ended August 31, 2005 and 2004 and unaudited interim financial statements for the six months ended February 28, 2006.

Remainder of Page Not Used

Carlson Highland & Co., LLP

CERTIFIED PUBLIC ACCOUNTANTS

Partners
Dean Birkeland, CPA
Glen Bundy, CPA
Dale Carlson, CPA
Randall Highland, CPA
Margo Rosen, CPA
James Schuetzle, CPA
Roger Van Someren, CPA



"Through the doors, to experience"

Offices
Amery, Wisconsin
Battle Lake, Minnesota
Fergus Falls, Minnesota
Minneapolis, Minnesota
New Ulm, Minnesota
Osceola, Wisconsin
Wadena, Minnesota

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Ag Partners Coop
Goodhue, Minnesota

We have audited the accompanying balance sheets of Ag Partners Coop as of August 31, 2005 and 2004, and the related statements of operations, cash flows, and patrons' equities for the years then ended. These financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ag Partners Coop as of August 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Carlson Highland & Co. LLP

Amery, Wisconsin
October 6, 2005

AG PARTNERS COOP
BALANCE SHEETS
August 31, 2005 and 2004

ASSETS

	2005	2004
CURRENT ASSETS		
Cash and cash equivalents	$ 3,271,299	$ 1,391,512
Marketable securities	-	17,588
Receivables, net	4,492,700	4,581,528
Prepayments	449,226	358,964
Inventories	4,500,888	2,277,912
Prepaid expense	38,410	43,920
Total Current Assets	12,752,523	8,671,424
OTHER ASSETS		
Investments in cooperatives	3,293,679	3,247,233
Investments in limited liability companies	4,226,448	4,463,265
Long-term receivables	136,175	159,565
Goodwill	258,998	266,665
Total Other Assets	7,915,300	8,136,728
PROPERTY AND EQUIPMENT		
Property and equipment	16,993,685	16,083,307
Less accumulated depreciation	11,860,538	10,847,168
Net Property and Equipment	5,133,147	5,236,139
TOTAL ASSETS	**$ 25,800,970**	**$ 22,044,291**

LIABILITIES AND PATRONS'

	2005	2004
CURRENT LIABILITIES		
Current portion of long-term debt	$ 588,000	$ 588,000
Accounts payable	2,517,540	1,221,279
Patron credit balances	3,399,213	2,217,168
Grain payable	123,387	156,093
Accrued expenses and other liabilities	838,192	691,527
Income tax payable	457,917	74,114
Patronage payable in cash	620,000	480,000
Total Current Liabilities	8,544,249	5,428,181
LONG-TERM DEBT	3,126,114	3,993,166
Total Liabilities	11,670,363	9,421,347
PATRONS' EQUITIES		
Stock credits	3,298,287	-
Allocated equities	4,094,949	8,769,332
Patronage payable in equities	620,000	720,000
General reserve	6,117,371	3,133,612
Total Patrons' Equities	14,130,607	12,622,944
TOTAL LIABILITIES AND PATRONS' EQUITIES	**$ 25,800,970**	**$ 22,044,291**

(The accompanying notes are an integral part of these financial statements.)

AG PARTNERS COOP
STATEMENTS OF OPERATIONS
For the Years Ended August 31, 2005 and 2004

	2005	Percent of Sales	2004	Percent of Sales
SALES	$ 59,771,840	100.0 %	$ 51,873,018	100.0 %
COST OF SALES	48,384,694	80.9	41,400,432	79.8
GROSS MARGIN	11,387,146	19.1	10,472,586	20.2
OPERATING EXPENSES				
Merchandising				
Salaries and wages	3,907,479		3,602,668	
Payroll taxes	307,439		275,512	
Employee fringe benefits	562,541		440,024	
Contract labor	51,680		38,597	
Truck expense	764,481		649,082	
Supplies	55,642		67,118	
Utilities	508,088		201,070	
Repairs and maintenance	568,091		418,668	
Advertising	58,172		50,500	
Mileage and meeting	73,775		57,841	
Other merchandising expense	9,962		12,821	
Total Merchandising	6,867,350	11.5	5,813,901	11.2
General				
Property taxes	134,524		143,104	
Insurance	304,109		334,632	
Depreciation and impairment	1,271,128		1,199,252	
Rental expense	371,274		293,829	
Miscellaneous expense	161,405		131,628	
Total General	2,242,440	3.8	2,102,445	4.1
Administrative				
Directors fees and expense	28,104		12,471	
Office supplies and postage	56,323		46,113	
Telephone	60,487		82,475	
Professional services	74,838		72,742	
Data processing	40,650		57,200	
Total Administrative	260,402	0.4	271,001	0.5
TOTAL OPERATING EXPENSES	9,370,192	15.7	8,187,347	15.8
NET OPERATING MARGIN	2,016,954	3.4	2,285,239	4.4

Continued on following page

(The accompanying notes are an integral part of these financial statements.)

AG PARTNERS COOP
STATEMENTS OF OPERATIONS
For the Years Ended August 31, 2005 and 2004

Continued from previous page

	2005	%	2004	%
Interest income	38,825		61,165	
Finance charges	152,772		125,996	
Other income, net	7,628		6,898	
Bad debt expense	(21,924)		49,267	
Interest expense	(378,245)		(373,736)	
Total Other Income (Expense)	(200,944)	(0.3)	(130,410)	(0.3)
LOCAL NET MARGIN	1,816,010	3.1	2,154,829	4.1
VITAMIN LITIGATION SETTLEMENT	962,180	1.6	-	-
PATRONAGE REFUNDS RECEIVED	190,576	0.3	132,846	0.3
MARGIN BEFORE INCOME TAXES	2,968,766	5.0	2,287,675	4.4
INCOME TAXES	468,000	0.8	250,000	0.5
MARGIN BEFORE DISTRIBUTION	**$ 2,500,766**	**4.2 %**	**$ 2,037,675**	**3.9 %**

(The accompanying notes are an integral part of these financial statements.)

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AG PARTNERS COOP
STATEMENTS OF CASH FLOWS
For the Years Ended August 31, 2005 and 2004

	2005	*2004*
CASH FLOWS FROM OPERATING ACTIVITIES		
Margin before distribution	$2,500,766	$2,037,675
Adjustments to reconcile net margin before distribution to net cash provided by operating activities		
Depreciation and impairment	1,271,128	1,199,252
Non-cash portion of patronage refunds received	(114,582)	(84,127)
Income from limited liability companies	(28,372)	(607,354)
Gain on disposition of property and equipment	(16,063)	(35,311)
Loss on disposition of marketable securities	2,470	-
Net operating changes in		
Receivables, net	77,637	(185,428)
Prepayments	(90,262)	1,665,921
Inventories	(2,222,976)	(497,220)
Prepaid expense	5,510	127,897
Accounts payable	1,296,261	114,287
Patron credit balances	1,182,045	(32,701)
Grain payable	(32,706)	(143,235)
Accrued expenses and other liabilities	530,468	285,896
Net Cash Provided by Operating Activities	4,361,324	3,845,552
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposition of property and equipment	31,251	66,345
Acquisition of property and equipment	(1,155,657)	(1,152,429)
Decrease in long-term receivable	23,390	19,033
Acquisition of goodwill	(20,000)	-
Acquisition of marketable securities	(32,351)	(17,588)
Proceeds from disposition of marketable securities	47,469	-
Investments in other cooperatives – retirements	68,136	48,907
Investments in limited liability companies - redemptions	265,189	200,000
Investments in limited liability companies - contributions	-	(2,000,000)
Net Cash Used for Investing Activities	(772,573)	(2,835,732)
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings on long-term debt	18,486,271	6,161,216
Payments on long-term debt	(19,353,323)	(4,461,754)
Patronage paid in cash	(482,324)	(623,068)
Net payments in seasonal financing	-	1,063,749)
Equity retirements	(359,588)	(353,194)
Equities reinstated	-	4,922
Net Cash Used for Financing Activities	(1,708,964)	(335,627)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,879,787	674,193
BEGINNING CASH AND CASH EQUIVALENTS	1,391,512	717,319
ENDING CASH AND CASH EQUIVALENTS	$3,271,299	$1,391,512

Continued on following page

(The accompanying notes are an integral part of these financial statements.)

AG PARTNERS COOP
STATEMENTS OF CASH FLOWS
For the Years Ended August 31, 2005 and 2004

Continued from previous page

	2005	2004
SUPPLEMENTAL DISCLOSURES		
Cash payments during the year for		
Interest	$ 380,411	$ 370,053
Income tax	$ 83,662	$ 157,866
Net changes of short-term indebtedness include		
Borrowing	$39,798,017	$49,167,095
Repayments/transfers	$39,798,017	$50,230,844

(The accompanying notes are an integral part of these financial statements.)

Remainder of Page Not Used

AG PARTNERS COOP
STATEMENTS OF PATRONS' EQUITIES
For the Years Ended August 31, 2005 and 2004

	Stock Credits	*Allocated Equities*	*Patronage Payable in Equities*	*General Reserve*	*Margin To be Distributed*	*Total*
BALANCE, AUGUST 31, 2003	$ -	$ 7,965,239	$ 1,202,500	$ 2,225,762	$ -	$ 11,393,501
Add						
Equities reinstated	-	4,922	-	-	-	4,922
Undistributed cash refunds	-	-	-	24,432	-	24,432
Deduct						
Redemption of equities	-	(357,586)	-	-	-	(357,586)
Transfers						
Equity distribution	-	1,156,757	(1,202,500)	45,743	-	-
Margin before distribution	-	-	-	-	2,037,675	2,037,675
Deferred equities	-	-	-	346,776	(346,776)	-
General reserve	-	-	-	490,899	(490,899)	-
Patronage payable in cash	-	-	-	-	(480,000)	(480,000)
Patronage payable in equities	-	-	720,000	-	(720,000)	-
BALANCE, AUGUST 31, 2004	-	8,769,332	720,000	3,133,612	-	12,622,944
Deduct						
Redemption of equities	-	(359,588)	-	-	-	(359,588)
Additional cash refunds	-	-	-	(2,324)	-	(2,324)
Equities applied against receivables	-	(11,191)	-	-	-	(11,191)
Transfers						
Equity distribution	-	723,485	(720,000)	(3,485)	-	-
Equity restructuring	3,298,287	(5,027,089)	-	1,728,802	-	-
Margin before distribution	-	-	-	-	2,500,766	2,500,766
Deferred equities	-	-	-	143,064	(143,064)	-
General reserve	-	-	-	1,117,702	(1,117,702)	-
Patronage payable in cash	-	-	-	-	(620,000)	(620,000)
Patronage payable in equities	-	-	620,000	-	(620,000)	-
BALANCE, AUGUST 31, 2005	**$ 3,298,287**	**$ 4,094,949**	**$ 620,000**	**$ 6,117,371**	**$ -**	**$ 14,130,607**

(The accompanying notes are an integral part of these financial statements.)

AG PARTNERS COOP
NOTES TO FINANCIAL STATEMENTS

(1) **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
The following is a summary of significant accounting policies followed in the preparation of these financial statements.

ORGANIZATION – The Association is a locally owned farm supply cooperative with operations in Southeast Minnesota and Western Wisconsin. The Association is organized and operated on a cooperative basis. As such, margins at the end of the year are distributed back to patrons based on the amount of business done with the Cooperative. These distributions take the form of equity credits and cash.

USE OF ESTIMATES – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

CONCENTRATION OF RISK – The Association grants credit to customers, substantially all of whom are local residents involved in agribusiness industries.

The Association maintains all of its cash and temporary investments in bank deposit accounts located in the trading area, CoBank and CHS, Inc. Amounts in bank deposit accounts, at times, may exceed federally insured limits. Amounts on deposit with CoBank and CHS, Inc. are uninsured, but are backed by the assets of the respective organizations. Balances on deposit at the commercial banks are insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits. Balances in excess of FDIC limits are uninsured.

CASH AND CASH EQUIVALENTS – For purposes of the Statements of Cash Flows, the Association considers CoBank surplus funds and CHS, Inc. draft account to be cash equivalents.

RECEIVABLES, NET – Receivables are shown on the balance sheets net of the allowance for doubtful accounts. The allowance is based on historical bad debt experience and a current evaluation of the aging and collectibility of receivables, less any un-revolved patronage. Receivables are considered past due when payment is not received within the period allowed under terms of the sale. The Association generally discontinues interest accrual when a receivable is referred to a collection agency. Periodically, the Association's board of directors reviews past due receivables and charges-off uncollectible accounts after all reasonable collection efforts have been exhausted. For tax purposes, bad debts are accounted for using the direct write-off method as required by federal income tax regulations. This book/tax difference is reflected in the deferred (prepaid) patronage reserve.

(1) **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** - Continued

INVENTORIES – Inventories are valued at the lower of cost or market. Cost is determined on a first-in, first-out (FIFO) basis with the exception of the grain inventory that is valued at market and is adjusted to reflect significant net gains and/or losses on open contracts.

DERIVATIVES – In the normal course of operations, the Association purchases commodities such as corn, soybeans and other grains. Derivative commodity instruments, consisting primarily of futures contracts offered through regulated commodity exchanges, are used to reduce exposure to changes in commodity prices. These contracts are not designated as hedges under Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The future contracts are marked-to-market each month and gains and losses ("unrealized hedging gains and losses") are recognized in cost of sales. The Association has established formal position limits to monitor its hedging activities and generally does not use derivative commodity instruments for speculative purposes.

PREPAYMENTS – Prepayments consist mainly of prepaid product purchased by the Association from its suppliers to be sold to the Association's patrons' for crop production and crop drying needs.

INVESTMENTS IN COOPERATIVES – Investments in cooperatives are stated at cost plus unredeemed patronage refunds received, or estimated to be received, in the form of capital stock and other equities. Patronage refunds are recognized in the year notice of allocation is received and are redeemable only at the option of the issuing cooperative. Investments in less than 20% owned companies are stated at cost as the Association does not have the ability to exert significant influence. All of the Association's investments in cooperatives represent less than 1% ownership in each of the respective cooperatives.

INVESTMENTS IN LIMITED LIABILITY COMPANIES – The Association is an owner in limited liability companies. The equity method is being used to account for these investments. The equity method of accounting is used when the Association has a 20% to 50% interest in other entities. Under the equity method, original investments are recorded at cost and adjusted by the Association's share of undistributed earnings or losses of these entities.

GOODWILL – Goodwill is reported at the lower of carrying value or fair value. The Association annually evaluates the carrying value of goodwill to determine if impairment has occurred. If impairment is determined, goodwill is adjusted to fair value and an impairment loss is recorded in the financial statements.

(1) **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** - Continued

PROPERTY AND EQUIPMENT – Land and depreciable assets are valued at cost. For book purposes, depreciation is calculated using the straight-line method with an equal amount being expensed each year over the estimated lives of the individual assets. When property and equipment is sold or retired, any resulting gain or loss is reflected in current operations. For tax purposes, depreciation is calculated in accordance with an acceptable tax method. The difference is reflected in the deferred (prepaid) patronage reserve.

FAIR VALUE OF FINANCIAL INSTRUMENTS – All financial instruments are carried at amounts that approximate estimated fair value, except for investments in other cooperatives for which it is not practicable to determine fair value. Cooperative investments are not transferable, redeemable only at the discretion of the board of directors of the other cooperatives, and such investments are made primarily to obtain the benefits offered by affiliation rather than return-on-investment or for capital-appreciation purposes.

LONG-LIVED ASSETS – Long-lived assets to be held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on these assets are recognized based on the fair value of the assets. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

PATRON CREDIT BALANCES – Patron credit balances represent patron customer deposits to be used for future purchases of products from the Cooperative. When a patron deposits money with the Cooperative, they can at that time choose to buy a specific quantity of a product or products at a set price with a set future delivery date or they can wait and purchase the product as needed at the market price at the time of purchase. The Cooperative will credit the customer with a discount amount equal to 3% below prime rate if no purchase is made when the money is deposited. There are no repayment terms associated with these credit balances.

ADVERTISING – The Association expenses advertising costs as they are incurred.

INCOME TAXES – The Association is a non-exempt cooperative. As such, it is subject to federal and state income taxes with respect to margins that are not allocated to patrons and certain non-patronage income. Deferred income tax relating to non-patronage income is not significant and has not been recorded in the financial statements.

(1) **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** - Continued

RECLASSIFICATIONS – Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation.

(2) MARKETABLE SECURITIES

The Association disposed of its available-for-sale securities during the year ended August 31, 2005. Proceeds from the sale of available-for-sale securities were $47,469 and $0 during 2005 and 2004, respectively. Gross realized losses on those sales during 2005 and 2004 were $2,470 and $0, respectively.

(3) RECEIVABLES, NET

A summary of trade and other receivables is as follows:

	2005	*2004*
Accounts receivable – trade	$ 3,966,488	$ 3,315,042
Vendor receivables	112,562	838,614
Hedge accounts	-	6,462
Notes receivable	21,192	23,068
Other receivables	407,458	413,342
	4,507,700	4,596,528
Less allowance for doubtful accounts	15,000	15,000
Total	**$ 4,492,700**	**$ 4,581,528**
Trade receivables over 90 days old	**$ 296,555**	**$ 57,297**

(4) INVENTORIES

The major classifications of inventories are as follows:

	2005	*2004*
Grain	$ 594,919	$ 361,199
Feed, seed, merchandise	568,553	519,325
Fertilizer	2,005,260	893,263
Chemicals	1,136,937	372,545
Petroleum	195,219	131,580
Total	**$4,500,888**	**$2,277,912**

(4) **INVENTORIES**- Continued

In addition to owned inventories, the Association has grain on hand that is stored for others. As a licensed warehouseman, the Association is liable for any deficiencies of grade or shortages that may arise in connection with the storage of grain. The value of stored grain at August 31 is as follows:

	2005	*2004*
Corn	$ 837,425	$ 543,840
Soybeans	442,593	184,057
Oats and other grains	38,875	53,569
Total	**$1,318,893**	**$ 781,466**

(5) **INVESTMENTS IN COOPERATIVES**

The principal investments in other cooperatives are:

	2005	*2004*
CHS, Inc	$1,459,971	$1,444,465
Land O' Lakes, Inc	1,285,102	1,279,941
CoBank	401,674	376,489
All other	146,932	146,338
Total	**$3,293,679**	**$3,247,233**

In addition to the above, the Association has received non-qualified patronage from Land O'Lakes, Inc., $370,029; CHS Inc., $33,091; and West Central Cooperative, $6,523. The non-qualified patronage will be recognized on the financial statements at such time as it is revolved.

(6) **INVESTMENT IN LIMITED LIABILITY COMPANIES**

Red Wing Grain, LLC

The Association is a 50% owner in Red Wing Grain, LLC. The LLC was formed for the purpose of operating grain marketing facilities in southeastern Minnesota. The LLC's fiscal year end is May 31.

Substantially all sales are made to Cargill, Inc.

Below is selected summarized information included in the financial statements relating to the Association's investment in Red Wing Grain, LLC.

(6) **INVESTMENT IN LIMITED LIABILITY COMPANIES** - Continued

	2005	*2004*
Percent of Equity	50%	50%
Investment in limited liability company	$ 2,958,458	$ 3,311,005
Receivables	$ 17,633	$ -
Payables	$ -	$ -
Sales and service revenue	$ 32,606,580	$ 51,334,295
Cost of sales	$ 31,829,966	$ 49,775,395
Expenses, net	$ 1,129,161	$ 1,298,048
Net Income (Loss)	$ (352,547)	$ 260,852

Western Wisconsin Ag Supply, LLC
The Association is a 50% owner in Western Wisconsin Ag Supply, LLC. The LLC was formed for the limited purpose of procuring and marketing agronomy products. The LLC has an August 31 year end.

Below is selected summarized information included in the financial statements relating to the Association's investment in Western Wisconsin Ag Supply, LLC.

	2005	*2004*
Percent of Equity	50%	50%
Investment in limited liability company	$ 953,592	$ 941,989
Receivables	$ 491,610	$ 137,440
Payables	$ 289,728	$ 61,318
Sales and service revenue	$ 4,628,028	$ 4,121,444
Cost of sales	$ 3,465,143	$ 3,015,119
Expenses, net	$ 913,782	$ 837,511
Net Income	$ 249,103	$ 268,814

Western Wisconsin Nutrition, LLC
The Association is a 50% owner in Western Wisconsin Nutrition, LLC. The LLC was formed for the limited purpose of procuring and marketing feed products. The LLC has an August 31 year end.

(6) INVESTMENT IN LIMITED LIABILITY COMPANIES - Continued

Below is selected summarized information included in the financial statements relating to the Association's investment in Western Wisconsin Nutrition, LLC.

	2005	*2004*
Percent of Equity	50%	50%
Investment in limited liability company	$ 314,398	$ 210,271
Receivables	$ 221,352	$ 568,993
Payables	$ 14,415	$ 1,009
Sales and service revenue	$ 4,327,351	$ 4,190,104
Cost of sales	$ 3,415,229	$ 3,417,531
Expenses, net	$ 780,307	$ 694,885
Net Income	$ 131,815	$ 77,688

(7) GOODWILL

The changes in the carrying amount of goodwill for the years ended August 31 are as follows:

	2005	*2004*
Balance, beginning of year	$ 266,665	$ 293,332
Additions	20,000	-
Impairment loss	(27,667)	(26,667)
Balance, end of year	$ 258,998	$ 266,665

The fair value of the various customer lists are tested annually for impairment. Management has determined that impairment exists based on present earnings and future earning projections.

(8) PROPERTY AND EQUIPMENT

The cost of property and equipment consists of the following:

	2005	*2004*
Land and land improvements	$ 662,928	$ 652,108
Buildings	2,315,700	2,317,521
Machinery and equipment	11,284,194	10,628,436
Vehicles	2,720,863	2,480,399
Construction in progress	10,000	4,843
Total	**$ 16,993,685**	**$ 16,083,307**

(8) **PROPERTY AND EQUIPMENT**- Continued

Depreciation expense on property and equipment amounted to $1,243,461 and $1,172,585 for the years ended August 31, 2005 and 2004, respectively.

The construction in progress at August 31, 2005 is a $5,000 down payment on land and a $5,000 down payment on a tank.

(9) **LINE OF CREDIT**

The Association has a line of credit with CoBank totaling $8,500,000 under which the Association may borrow at a variable rate of interest. It is secured by the same assets as shown under long-term debt. There were no amounts outstanding under this line of credit at August 31, 2005 and 2004. The maturity date is March 1, 2006.

(10) **LONG-TERM DEBT**

Long-term debt at August 31 is as follows:

	2005	*2004*
CoBank	$ 2,769,000	$ 3,357,000
Patron promissory notes	945,114	1,224,166
	3,714,114	4,581,166
Less current portion	588,000	588,000
Total	**$ 3,126,114**	**$ 3,993,166**

The loan with CoBank is secured by essentially all of the tangible and intangible assets of the Association. The loan is being repaid at the rate of $49,000 per month plus interest. The variable rate of interest on the term loan is 6.25% at August 31, 2005 (4.16% - 2004). The loan agreement with the Bank prohibits selling or merging assets other than in the normal course of business and incurring additional debt without the Bank's approval. The Company is also required to maintain specific financial ratios. At August 31, 2005, the Company is in compliance with these covenants.

The Association has unsecured patron promissory notes that mature on September 15, 2006. The variable rate of interest on the promissory notes is 5.00% at August 31, 2005 and 2004.

Amounts due on long-term debt in each of the next five years are as follows: 2006 $588,000; 2007 $1,533,114; 2008 $588,000; 2009 $588,000 and 2010 $ 417,000.

(11) CONTINGENCIES

Ag Partners Coop has an obligation to guarantee the indebtedness of Western Wisconsin Ag Supply, LLC with Associated Bank, Red Wing up to $3,500,000.

Ag Partners Coop has an obligation to guarantee the indebtedness of Western Wisconsin Nutrition, LLC with Associated Bank, Red Wing up to $1,000,000.

The Association is subject to federal and state regulations regarding the care, delivery and containment of petroleum and agronomy products that the Association either does handle or has handled. Accordingly, a contingent liability exists with respect to these products.

(12) CAPITAL STOCK

On March 10, 2005 the Association's membership voted to approve amendments to the Articles of Incorporation that restructured the Association's equity.

As stated in the amended Articles of Incorporation, the authorized capital stock of the Association consists of 500,000 shares of preferred stock - no par value and 10,000 shares of common stock - $1,000 par value.

The Association's preferred stock may be issued from time-to-time in one or more series, with such relative rights and preferences of the shares of any such series as may be determined by the board of directors. The annual dividend is variable, non-cumulative, up to 8%, and is paid at the discretion of the board of directors. There are to be no ownership restrictions other than the requirement to comply with any applicable securities laws. The Association has approved and authorized the discounting of allocated equities in anticipation of the issuance of preferred stock to members in redemption of such allocated equities.

The Association's common stock is voting stock and may be held only by producers of agricultural products who have met the Association's requirements for membership. Only one share of common stock representing one vote in the affairs of the Association may be issued to and held by each eligible member.

As of August 31, 2005 the Association has transferred $3,298,287 from allocated equities to stock credits. These stock credits will be issued as preferred and common stock upon final approval from the Securities Exchange Commission.

(13) GENERAL RESERVE

The general reserve is composed of the following:

	2005	2004
Unallocated capital	$ 5,409,363	$ 2,536,855
Deferred (prepaid) patronage from		
Doubtful accounts	(15,000)	(15,000)
Inventories	(83,491)	(51,678)
Depreciation	806,499	663,435
Total	**$ 6,117,371**	**$ 3,133,612**

The Association distributes patronage based on tax income. Deferred patronage from timing differences related to doubtful accounts, inventories and deprecation, represents patronage that will be paid in future years and deducted on future tax returns. Patronage source income is not a component of deferred taxes. Non-patronage source income however, is considered a component of deferred taxes. Deferred income tax related to non-patronage income is not significant and have not been recorded in the financial statements.

(14) PENSION

The Association has a 401(k) pension plan that covers substantially all full-time employees. Employees may contribute as allowed by IRS rules. Under the plan, the Association's contributions are discretionary. The Association is currently paying administrative costs of the plan. Pension expense was $ 161,735 and $155,545 for the years ending August 31, 2005 and 2004.

(15) RENTAL EXPENSE

A summary of rental expenses for all operating leases is as follows:

	2005	2004
Basis Rental	**$ 371,274**	**$ 293,829**

The operating leases are for various equipment and fertilizer storage.

The future minimum non-cancelable lease payments are as follows: 2006 $296,041; 2007 $270,521; 2008 $214,261; 2009 $194,574; and 2010 $0.

(16) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following provides information about the notional amount and fair value of derivative financial instruments. The Association enters into future and options contracts to reduce risk on the market value of inventory and fixed or partially fixed purchase and sales contracts. The notional or contractual amount of derivatives provide an indication of the extent of the Association's involvement in such instruments at that time but does not represent exposure to market risk of future cash requirements under certain of these instruments. A summary of the notional or contractual amounts of these instruments at August 31 is as follows:

	2005	*2005*	*2004*	*2004*
Commodity futures and options contracts	Notional Amount	Fair Value	Notional Amount	Fair Value
Commitments to purchase	$ 1,319,725	$ (136,290)	$ 1,306,612	$ (196,074)
Commitments to sell	$ 415,703	$ 152,868	$ 594,724	$ 209,723

(17) INCOME TAXES

The federal and state income tax provision is summarized as follows:

	2005	*2004*
Current provision		
Federal	$ 349,600	$ 186,900
State	118,400	63,100
Total	**$ 468,000**	**$ 250,000**

The Association's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of certain expenses deductible for tax purposes that are not deductible for financial reporting purposes, patronage refunds, and book/tax timing differences.

(18) VITAMIN LITIGATION SETTLEMENT

Included in the Association's financial statements at August 31, 2005 are proceeds received from the settlement of a class action lawsuit against various vitamin suppliers of the Association. The amount of the settlement was $962,180.

(19) GRAIN DISCLOSURES

The Association is licensed by the State of Wisconsin as a warehouse keeper. The following disclosures are made to comply with the requirements of Chapter 126, WI Stats. And Chapter ATCP 99, WI Adm. Code.

AG PARTNERS COOP
NOTES TO FINANCIAL STATEMENTS

(19) **GRAIN DISCLOSURES** - continued

At August 31, 2005, the Company has total inventories of $4,500,888 of which $594,918 is grain. Grain inventories are valued at market and are adjusted to reflect significant unrealized gains or losses on open contracts. The Company is liable for any quantity shortages and quality deficiencies for grain held in storage for depositors. The following summarizes grain obligations at August 31, 2005:

			Bushels		
	Corn	***Soybeans***	***Oats***	***Wheat***	***Barley***
Inventory:					
In house	822,650	115,012	166,385	-	-
Grain forwarded	-	-	-	-	-
Total inventory	822,650	115,012	166,385	-	-
Storage:					
Negotiable receipts	-	-	-	-	-
Non-negotiable receipts	238,159	36,648	-	-	-
Grain bank	164,736	9,072	29,339	-	-
Delayed price at terminal	-	-	-	-	-
Open storage	208,364	35,639	112	-	-
Total storage	611,259	81,359	29,451	-	-
Owned inventory	211,391	33,653	136,934	-	-
Less: collateral receipts	-	-	-	-	-
Net owned inventories	**211,391**	**33,653**	**136,934**	-	-

Remainder of Page Not Used

AG PARTNERS COOP
NOTES TO FINANCIAL STATEMENTS

(19) **GRAIN DISCLOSURES** - Continued

The Association is in the following market position at August 31, 2005:

	Bushels				
	Corn	***Soybeans***	***Oats***	***Wheat***	***Barley***
Owned inventory	211,391	33,653	136,934		
Purchase contracts	267,900	142,950	-	-	-
Futures bought	230,000	-	-	-	-
Sales contracts	(88,391)	(23,817)	-	-	-
Over applied sales contracts	-	-	-	-	-
Futures sold	(580,000)	(140,000)	(85,000)	-	-
Delayed price at terminal	10,112	-	-	-	-
Unpriced basis - delivered	(19,800)	-	-	-	-
Deferred price contracts	(28,076)	(7,834)	-	-	-
Market position	**3,136**	**4,952**	**51,934**	-	-

Trade receivables do not contain any receivable that comprises 15% or more of the total. Any receivables for officers, directors, employees or stockholders or members of their families total zero. Any receivables for directors and employees shown elsewhere in this report arise from the ordinary course of trade. Receivables from parent organizations, subsidiaries or affiliates total $730,595. There is an intangible asset at August 31, 2005 of $258,998.

Current ratio calculation	
Total current assets	$ 12,752,523
Less non-trade receivables (officers, directors, and employees)	-
Less receivables from parents, subsidiaries and affiliates	730,595
Adjusted current assets	12,021,928
Current liabilities	8,544,249
Adjusted current ratio	1.41 to 1
Debt-to-equity ratio calculation	
Total liabilities	$ 11,670,363
Total equities	$ 14,130,607
Adjusted debt-to-equity ratio	0.83 to 1
Accounts payable at August 31, 2005 are	
Accounts payable, UAP Midwest	$ 740,098
Accounts payable, Wisconsin Grain Producers	-
Accounts payable, general vendors (under 15% each)	1,777,442
Total	$ 2,517,540

(19) **GRAIN DISCLOSURES** - Continued

Owned inventories include grain purchased but unpaid as indicated below:

	Corn	*Soybeans*	*Oats*	*Wheat*	*Barley*
Spot grain	$ -	$ -	$ -	$ -	$ -
Deferred payment @ contract $	-	-	-	-	-
Deferred price @ bid $ on year end	-	-	-	-	-
Basis @ board on year end	-	-	-	-	-
Other	-	-	-	-	-

Remainder of Page Not Used

AG PARTNERS COOP
BALANCE SHEET

February 28, 2006
(Unaudited)

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 2,960,123
Receivables, net	2,909,923
Inventories	10,634,151
Prepaid expense	5,121,792
Total Current Assets	$ 21,625,989
OTHER ASSETS	
Investments in cooperatives	$ 3,192,550
Investments in limited liability companies	3,934,077
Long-term receivables	113,276
Goodwill	258,998
Total Other Assets	$ 7,498,901
PROPERTY AND EQUIPMENT	
Property and equipment	$ 17,753,987
Less accumulated depreciation	12,460,333
Net Property and Equipment	$ 5,293,654
TOTAL ASSETS	**$ 34,418,544**

LIABILITIES AND PATRONS' EQUITIES

CURRENT LIABILITIES	
Short-term notes payable	$ 513,721
Current portion of long-term debt	1,533,114
Accounts payable	2,052,149
Patron credit balances	13,128,796
Accrued expenses and other liabilities	1,092,393
Total Current Liabilities	$ 18,320,173
LONG-TERM DEBT	$ 1,887,000
Total Liabilities	$ 20,207,173
PATRONS' EQUITIES	$ 14,211,371
TOTAL LIABILITIES AND PATRONS' EQUITIES	**$ 34,418,544**

(See accompanying notes)

AG PARTNERS COOP
STATEMENT OF OPERATIONS
For the Six Months Ended February 28, 2006
(Unaudited)

SALES	$ 20,397,849
COST OF SALES	15,688,658
GROSS MARGIN	$ 4,709,191
OPERATING EXPENSES	
Merchandising	
Salaries and wages	$ 1,892,826
Payroll taxes	146,355
Employee fringe benefits	223,131
Contract labor	56,253
Truck expense	419,736
Supplies	19,194
Utilities	365,939
Repairs and maintenance	299,579
Advertising	28,324
Mileage and meeting	48,314
Other merchandising expense	3,636
Total Merchandising	$ 3,503,287
General	
Property taxes	$ 79,680
Insurance	128,477
Depreciation and impairment	599,795
Rental expense	214,041
Miscellaneous expense	89,741
Total General	$ 1,111,734
Administrative	
Directors fees and expense	$ 10,207
Office supplies and postage	22,267
Telephone	35,738
Professional services	67,585
Data processing	19,674
Total Administrative	$ 155,471
TOTAL OPERATING EXPENSES	$ 4,770,492

Continued on the next page

(See accompanying notes)

AG PARTNERS COOP
STATEMENT OF OPERATIONS
For the Six Months Ended February 28, 2006
(Unaudited)

NET OPERATING MARGIN (LOSS)	$	(61,301)
OTHER INCOME (EXPENSE)		
Interest income	$	93,504
Finance charges		95,227
Other income, net		63,232
Bad debt expense		(13,250)
Interest expense		(238,592)
Total Other Income (Expense)	$	121
LOCAL NET MARGIN (LOSS)	$	(61,180)
PATRONAGE REFUNDS RECEIVED		93,663
MARGIN BEFORE INCOME TAXES	$	32,483
INCOME TAXES		30,000
MARGIN FOR THE PERIOD	**$**	**2,483**

Remainder of Page Not Used

(See accompanying notes)

AG PARTNERS COOP
STATEMENT OF CASH FLOWS
For the Six Months Ended February 28, 2006
(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Margin for the period	$ 2,483
Adjustments to reconcile net margin before distribution to net cash provided by operating activities	
Depreciation and impairment	599,795
Non-cash portion of patronage refunds received	(65,564)
Income from limited liability companies	(7,629)
Gain on disposition of property and equipment	
Loss on disposition of marketable securities	
Net operating changes in	
Receivables, net	1,582,777
Inventories	(6,133,263)
Prepaid expense	(4,634,156)
Accounts payable	(588,778)
Patron credit balances	9,729,583
Accrued expenses and other liabilities	(203,716)
Net Cash Provided by Operating Activities	$ 281,532
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from disposition property and equipment	$ -
Acquisition of property and equipment	(760,302)
Decrease in long-term receivable	22,899
Acquisition of goodwill	-
Acquisition of marketable securities	-
Proceeds from disposition of marketable securities	-
Investments in other cooperatives - retirements	166,693
Investments in limited liability companies -	
Redemptions	300,000
Contributions	-
Net Cash Used for Investing Activities	$ (270,710)

Continued on the next page

(See accompanying notes)

AG PARTNERS COOP
STATEMENT OF CASH FLOWS
For the Six Months Ended February 28, 2006
(Unaudited)

Continued from previous page

CASH FLOWS FROM FINANCING ACTIVITIES	
Borrowings on long-term debt	$ -
Payments on long-term debt	(294,000)
Patronage paid in cash	(541,719)
Net change in seasonal financing	513,721
Equity retirements	-
Equities reinstated	-
Net Cash Used for Financing Activities	$ 321,998)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(311,176)
BEGINNING CASH AND CASH EQUIVALENTS	3,271,299
ENDING CASH AND CASH EQUIVALENTS	**$ 2,960,123**

SUPPLEMENTAL DISCLOSURES	
Cash payments during the year for	
Interest	$ 238,592
Income tax	$ 30,000
Net changes of short-term indebtedness include	
Borrowings	$ 513,721
Repayments/transfers	$ 0

(See accompanying notes)

AG PARTNERS COOP
STATEMENTS OF PATRONS' EQUITIES
For the Six Months Ended February 28, 2006
(Unaudited)

	Stock Credits	*Allocated Equities*	*Patronage Payable in Equities*	*General Reserve*	*Margin To be Distributed*	*Total*
BALANCE, AUGUST 31, 2005	**$ 3,298,287**	**$ 4,094,949**	**$ 620,000**	**$ 6,117,371**	**$ -**	**$ 14,130,607**
Deduct						
Redemption of equities	-	(78,297)	-	-	-	(78,297)
Additional cash refunds	-	-	-		-	
Equities applied against receivables	-	-	-	-	-	
Transfers						
Equity distribution	-	620,000	(620,000)		-	-
Equity restructuring						
Margin before distribution	-	-	-	-	2,483	2,483
Deferred equities	-	-	-	156,578		156,578
General reserve	-	-	-			
Patronage payable in cash	-	-	-	-		
Patronage payable in equities	-	-		-		
BALANCE, AUGUST 31, 2005	**$ 3,298,287**	**$ 4,636,652**	**$ -**	**$ 6,273,949**	**$ 2,483**	**$ 14,211,371**

(See accompanying notes)

(1) **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
The following is a summary of significant accounting policies followed in the preparation of these financial statements.

ORGANIZATION – The Association is a locally owned farm supply cooperative with operations in Southeast Minnesota and Western Wisconsin. The Association is organized and operated on a cooperative basis. As such, margins at the end of the year are distributed back to patrons based on the amount of business done with the Cooperative. These distributions take the form of equity credits and cash.

USE OF ESTIMATES – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

CONCENTRATION OF RISK – The Association grants credit to customers, substantially all of whom are local residents involved in agribusiness industries.

The Association maintains all of its cash and temporary investments in bank deposit accounts located in the trading area, CoBank and CHS, Inc. Amounts in bank deposit accounts, at times, may exceed federally insured limits. Amounts on deposit with CoBank and CHS, Inc. are uninsured, but are backed by the assets of the respective organizations. Balances on deposit at the commercial banks are insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits. Balances in excess of FDIC limits are uninsured.

CASH AND CASH EQUIVALENTS – For purposes of the Statement of Cash Flows, the Association considers CoBank surplus funds and CHS, Inc. draft account to be cash equivalents.

RECEIVABLES, NET – Receivables are shown on the balance sheet net of the allowance for doubtful accounts. The allowance is based on historical bad debt experience and a current evaluation of the aging and collectibility of receivables, less any un-revolved patronage. Receivables are considered past due when payment is not received within the period allowed under terms of the sale. The Association generally discontinues interest accrual when a receivable is referred to a collection agency. Periodically, the Association's board of directors reviews past due receivables and charges-off uncollectible accounts after all reasonable collection efforts have been exhausted. For tax purposes, bad debts are accounted for using the direct write-off method as required by federal income tax regulations. This book/tax difference is reflected in the deferred (prepaid) patronage reserve.

(1) **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** - Continued

INVENTORIES – Inventories are valued at the lower of cost or market. Cost is determined on a first-in, first-out (FIFO) basis with the exception of the grain inventory that is valued at market and is adjusted to reflect significant net gains and/or losses on open contracts.

DERIVATIVES INSTRUMENTS – In the normal course of operations, the Association purchases commodities such as corn, soybeans and other grains. Derivative commodity instruments, consisting primarily of futures contracts offered through regulated commodity exchanges, are used to reduce exposure to changes in commodity prices. These contracts are not designated as hedges under Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The future contracts are marked-to-market each month and gains and losses ("unrealized hedging gains and losses") are recognized in cost of sales. The Association has established formal position limits to monitor its hedging activities and generally does not use derivative commodity instruments for speculative purposes.

PREPAID EXPENSE – Prepaid expense consist mainly of prepaid product purchased by the Association from its suppliers to be sold in the spring for Association's patrons' crop production planting needs.

INVESTMENTS IN COOPERATIVES – Investments in cooperatives are stated at cost plus unredeemed patronage refunds received, or estimated to be received, in the form of capital stock and other equities. Patronage refunds are recognized in the year notice of allocation is received and are redeemable only at the option of the issuing cooperative. Investments in less than 20% owned companies are stated at cost as the Association does not have the ability to exert significant influence. All of the Association's investments in cooperatives represent less than 1% ownership in each of the respective cooperatives.

INVESTMENTS IN LIMITED LIABILITY COMPANIES – The Association is an owner in limited liability companies. The equity method is being used to account for these investments. The equity method of accounting is used when the Association has a 20% to 50% interest in other entities. Under the equity method, original investments are recorded at cost and adjusted by the Association's share of undistributed earnings or losses of these entities.

GOODWILL – Goodwill is reported at the lower of carrying value or fair value. The Association annually evaluates the carrying value of goodwill to determine if impairment has occurred. If impairment is determined, goodwill is adjusted to fair value and an impairment loss is recorded in the financial statements.

(1) **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** - Continued

PROPERTY AND EQUIPMENT – Land and depreciable assets are valued at cost. For book purposes, depreciation is calculated using the straight-line method with an equal amount being expensed each year over the estimated lives of the individual assets. When property and equipment is sold or retired, any resulting gain or loss is reflected in current operations. For tax purposes, depreciation is calculated in accordance with an acceptable tax method. The difference is reflected in the deferred (prepaid) patronage reserve.

FAIR VALUE OF FINANCIAL INSTRUMENTS – All financial instruments are carried at amounts that approximate estimated fair value, except for investments in other cooperatives for which it is not practicable to determine fair value. Cooperative investments are not transferable, redeemable only at the discretion of the board of directors of the other cooperatives, and such investments are made primarily to obtain the benefits offered by affiliation rather than return-on-investment or for capital-appreciation purposes.

LONG-LIVED ASSETS – Long-lived assets to be held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on these assets are recognized based on the fair value of the assets. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

PATRON CREDIT BALANCES – Patron credit balances represent patron customer deposits to be used for future purchases of products from the Cooperative. When a patron deposits money with the Cooperative, they can at that time choose to buy a specific quantity of a product or products at a set price with a set future delivery date or they can wait and purchase the product as needed at the market price at the time of purchase. The Cooperative will credit the customer with a discount amount equal to 3% below prime rate if no purchase is made when the money is deposited. There are no repayment terms associated with these credit balances.

ADVERTISING – The Association expenses advertising costs as they are incurred.

INCOME TAXES – The Association is a non-exempt cooperative. As such, it is subject to federal and state income taxes with respect to margins that are not allocated to patrons and certain non-patronage income. Deferred income tax relating to non-patronage income is not significant and has not been recorded in the financial statements.

AG PARTNERS COOP
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

(2) RECEIVABLES, NET

A summary of trade and other receivables is as follows:

Accounts receivable - trade	$ 2,351,246
Hedge accounts	245,566
Notes receivable	-
Other receivables	360,047
	2,956,859
Less allowance for doubtful accounts	46,936
Total	**$ 2,909,923**
Trade receivables over 90 days old	**$ 317,276**

(3) INVENTORIES

The major classifications of inventories are as follows:

Grain	$ 1,637,657
Feed and seed	3,773,056
Fertilizer	3,570,946
Chemicals	1,307,133
Petroleum	211,221
All other	134,138
Total	**$ 10,634,151**

In addition to owned inventories, the Association has grain on hand that is stored for others. As a licensed warehouseman, the Association is liable for any deficiencies of grade or shortages that may arise in connection with the storage of grain. The value of stored grain at February 28, 2006 is as follows:

Corn	$ 2,220,124
Soybeans	1,877,155
Oats and other grains	35,063
Total	**$ 4,132,342**

(4) PREPAID EXPENSE

The major classifications of prepaid expenses are as follows:

Insurance	$ 34,371
Seed	166,349
Fertilizer	2,128,405
Chemicals	2,695,051
All other	97,616
Total	**$ 5,121,792**

(5) INVESTMENTS IN COOPERATIVES

The principal investments in other cooperatives are:

CHS, Inc.	$ 1,465,535
Land O'Lakes, Inc.	1,200,102
CoBank	379,981
All other	146,932
Total	**$ 3,192,550**

In addition to the above, the Association has received non-qualified patronage from Land O' Lakes, Inc., $370,029; CHS Inc., $33,091; and West Central Cooperative, $6,523. The non-qualified patronage will be recognized on the financial statements at such time as it is revolved.

(6) INVESTMENT IN LIMITED LIABILITY COMPANIES

Red Wing Grain, LLC

The Association is a 50% owner in Red Wing Grain, LLC. The LLC was formed for the purpose of operating grain marketing facilities in southeastern Minnesota. The LLC's fiscal year end is May 31. Substantially all sales are made to Cargill, Inc.

Below is selected summarized information included in the financial statements relating to the Association's investment in Red Wing Grain, LLC.

Percent of equity	
Investment in limited liability company	$ 3,125,900
Receivables	$ -
Payables	$ -
Sales and service revenue	$ 19,048,304
Cost of sales	$ 18,341,907
Expenses, net	$ 538,955
Net income	$ 167,442

Western Wisconsin Ag Supply, LLC

The Association is a 50% owner in Western Wisconsin Ag Supply, LLC. The LLC was formed for the limited purpose of procuring and marketing agronomy products. The LLC has an August 31 year end.

Below is selected summarized information included in the financial statements relating to the Association's investment in Western Wisconsin Ag Supply, LLC.

Percent of equity	50%
Investment in limited liability company	$ 488,614
Receivables	$ -
Payables	$ -

(6) **INVESTMENT IN LIMITED LIABILITY COMPANIES** - Continued

Western Wisconsin Nutrition, LLC

The Association is a 50% owner in Western Wisconsin Nutrition, LLC. The LLC was formed for the limited purpose of procuring and marketing feed products. The LLC has an August 31 year end.

Below is selected summarized information included in the financial statements relating to the Association's investment in Western Wisconsin Nutrition, LLC.

Percent of equity	50%
Investment in limited liability company	$ 319,563
Receivables	$ 400,950
Payables	$ -
Sales and service revenue	$ 2,255,019
Cost of sales	$ 1,769,005
Expenses, net	$ 405,849
Net income	$ 80,165

(7) **GOODWILL**

The changes in the carrying amount of goodwill for the six months ended February 28, 2006 is as follows:

Balance, beginning of period	$ 258,998
Additions	-
Impairment loss	-
Balance, end of period	**$ 258,998**

The fair value of the various customer lists are tested annually for impairment. Management has determined that no impairment exists based on present earnings and future earning projections as of February 28, 2006.

(8) **PROPERTY AND EQUIPMENT**

The cost of property and equipment consists of the following:

Land and land improvements	$ 662,928
Buildings	2,315,700
Machinery and equipment	11,959,346
Vehicles	2,806,013
Construction in progress	10,000
Total	**$ 17,753,987**

(8) PROPERTY AND EQUIPMENT - Continued

Depreciation expense on property and equipment amounted to $599,795 for the six months ended February 28, 2006.

(9) SHORT TERM NOTES PAYABLE

CoBank	**$ 513,721**

The Association has a line of credit with CoBank totaling $8,500,000 under which the Association may borrow at a variable rate of interest. It is secured by the same assets as shown under long-term debt. The maturity date is March 1, 2007.

(10) LONG-TERM DEBT

Long-term debt at February 28 is as follows:

CoBank	$ 2,475,000
Patron promissory notes	945,114
	# 3,420,114
Less current portion	1,533,114
Total	**$ 1,887,000**

The loan with CoBank is secured by essentially all of the tangible and intangible assets of the Association. The loan is being repaid at the rate of $49,000 per month plus interest. The variable rate of interest on the term loan is 6.25% at February 28, 2006. The loan agreement with the Bank prohibits selling or merging assets other than in the normal course of business and incurring additional debt without the Bank's approval. The Company is also required to maintain specific financial ratios. At February 28, 2006, the Company is in compliance with these covenants.

The Association has unsecured patron promissory notes that mature on September 15, 2006. The rate of interest on the promissory notes is 5.00% at February 28, 2006.

Amounts due on long-term debt in each of the next five years are as follows: 2007 $1,533,114; 2008 $588,000; 2009 $588,000; 2010 $588,000 and 2011 $ 123,000.

(11) CONTINGENCIES

Ag Partners Coop has an obligation to guarantee the indebtedness of Western Wisconsin Ag Supply, LLC with Associated Bank, Red Wing, Minnesota up to $3,500,000.

Ag Partners Coop has an obligation to guarantee the indebtedness of Western Wisconsin Nutrition, LLC with Associated Bank, Red Wing, Minnesota up to $1,000,000.

The Association is subject to federal and state regulations regarding the care, delivery and containment of petroleum and agronomy products which the Association either does handle or has handled. Accordingly, a contingent liability exists with respect to these products.

(12) CAPITAL STOCK

On March 10, 2005 the Association's membership voted to approve amendments to the Articles of Incorporation that restructured the Association's equity.

As stated in the amended Articles of Incorporation, the authorized capital stock of the Association consists of 500,000 shares of preferred stock - no par value and 10,000 shares of common stock - $1,000 par value.

The Association's preferred stock may be issued from time-to-time in one or more series, with such relative rights and preferences of the shares of any such series as may be determined by the board of directors. The annual dividend is variable, non-cumulative, up to 8%, and is paid at the discretion of the board of directors. There are to be no ownership restrictions other than the requirement to comply with any applicable securities laws. The Association has approved and authorized the discounting of allocated equities in anticipation of the issuance of preferred stock to members in redemption of such allocated equities.

The Association's common stock is voting stock and may be held only by producers of agricultural products who have met the Association's requirements for membership. Only one share of common stock representing one vote in the affairs of the Association may be issued to and held by each eligible member.

As of February 28, 2006 the Association has transferred $3,298,287 from allocated equities to stock credits. These stock credits will be issued as preferred and common stock upon final approval from the Securities Exchange Commission.

(13) GENERAL RESERVE

The general reserve is composed of the following:

Unallocated capital	$ 5,565,941
Deferred (prepaid) patronage from	
Doubtful accounts	(15,000)
Inventories	(83,491)
Depreciation	806,499
Total	**$ 6,273,949**

The Association distributes patronage based on tax income. Deferred patronage from timing differences related to doubtful accounts, inventories and deprecation, represents patronage that will be paid in future years and deducted on future tax returns. Patronage source income is not a component of deferred taxes. Non-patronage source income however, is considered a component of deferred taxes. Deferred income tax related to non-patronage income is not significant and have not been recorded in the financial statements.

(14) PENSION

The Association has a 401(k) pension plan that covers substantially all full-time employees. Employees may contribute as allowed by IRS rules. Under the plan, the Association's contributions are discretionary. The Association is currently paying administrative costs of the plan. Pension expense was $ 70,548 for the six months ending February 28, 2006.

(15) RENTAL EXPENSE

A summary of rental expenses for all operating leases for 2006 is as follows:

Basic Rental	**$ 214,041**

The operating leases are for various equipment and fertilizer storage.

The future minimum non-cancelable lease payments are as follows: 2007 $283,280; 2008 $242,392; 2009 $301705; and 2010 $0.

(16) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following provides information about the notional amount and fair value of derivative financial instruments. The Association enters into future and options contracts to reduce risk on the market value of inventory and fixed or partially fixed purchase and sales contracts. The notional or contractual amount of derivatives provide an indication of the extent of the Association's involvement in such instruments at that time but does not represent exposure to market risk of future cash requirements under certain of these instruments. A summary of the notional or contractual amounts of these instruments at February 28 is as follows:

Commodity futures and options contracts	Notional Amount	Fair Value
Commitments to purchase	$ 1,673,366	$ (405,946)
Commitments to sell	$ 3,111,479	$ 741,749

(17) **INCOME TAXES**

The federal and state income tax provision is summarized as follows:

Current provision	
Federal	$ 23,000
State	7,000
Total	**$ 30,000**

The Association's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of certain expenses deductible for tax purposes that are not deductible for financial reporting purposes, patronage refunds, and book/tax timing differences.

(18) **MANAGEMENT STATEMENT REGARDING INTERIM FINANCIAL STATEMENTS**

In the opinion of management all adjustments necessary for a fair statement of results for the six-month interim period since the last audited financial statements have been included in the accompanying financial statements for the period ending February 28, 2006.

Gregory S. Schwanbeck
General Manager
July 18, 2006
Date

Joel P. Eichelberger
Controller
July 18, 2006
Date

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF CERTAIN RELAVENT FACTORS

Historical Operating Results – Following is a summary of operating results for the previous five fiscal years:

Fiscal Year Ending August 31	Total Sales	Net Income Before Distributions to Member/Patrons	Percentage of Net Income to Sales
2001	$ 62,423,364	$ 1,352,815	2.17
2002	42,183,622	1,910,238	4.53
2003	48,987,830	2,233,130	4.56
2004	51,873,018	2,037,675	3.93
2005	59,771,840	2,500,766	4.18

Overall gross margins on sales in the past five years have ranged from a low of 14.92% in the fiscal year ended August 31, 2001 to a high of 20.19% in the fiscal year ended August 31, 2004. Gross margins were 19.05% in the fiscal year ended August 31, 2005.

In the most recent cooperative financial performance information published by the United States Department of Agriculture from a 2003 survey of similar size cooperatives (Analysis of Financial Statements: Local Farm Supply, Marketing Co-ops, 2003, USDA RBS Research Report 205) gross margins averaged 13.90% and the percentage of net income to sales was .83%.

Net income for the fiscal year ended August 31, 2005 included as other income the Cooperative's share of the settlement in a class action lawsuit in which the Cooperative participated against various vitamin manufacturing companies from which the Cooperative had purchased feed additives for sale to its member/patrons. These suppliers were accused of price fixing on products sold in 1990 through 1999. Individual settlements were reached with each manufacturing company and consequently payments were received by the Cooperative at different dates during 2005. The accumulated settlement total received in the fiscal year ended August 31, 2005 was $ 962,180. An additional $ 53,996 was received in early 2006 as a complete and final settlement. This settlement income is a one time occurrence unrelated to the Cooperative's ongoing operations and is not anticipated to re-occur in future years.

Management's Comments on Interim Period Results – The financial statements with footnotes for the six months ended February 28, 2006 included elsewhere in this Offering Circular report the Cooperative's financial activities for the first half of its current fiscal year that will end August 31, 2006. Consideration of these interim financial statements should reference the following comments.

The grain and farm supply business is seasonal by nature, with feed being the only portion of the Cooperative's business that remains relatively constant month in and month out.

The February 28, 2006 financial statements show normal volumes of grain and propane movement for the fall and winter seasons. Agronomy product sales (seed, fertilizer, and chemicals) and related services revenues, however, which are 35-40% of the Cooperative's annual sales volume and profitability, show little activity at this six month interval. The majority of the Cooperative's agronomy volume (70% or more) occurs in the spring and summer months, thus sales and profitability for the entire Cooperative appear to lag at the six month point.

Management fully expects normal agronomy and bulk petroleum product movement to occur during the spring and summer months, which will put sales volumes for the current fiscal year in a similar range as reported by the Cooperative in previous years. Gross margins for all product lines and services are expected by management to be comparable in the current year to those attained in recent past years.

The same situation applies to Western Wisconsin Ag Supply, LLC, the agronomy company owned 50% by the Cooperative. Western Wisconsin Ag Supply, LLC has contributed no earnings to the Cooperative's total reported income for the six months ended February 28, 2006, but is expected by management to have normal product movement in the spring and summer season and is projected to make its normal contribution to the Cooperative's profitability by the end of the current fiscal year.

Management Comments on Future Activities - Total sales levels fluctuate from year to year based on price changes in the agricultural markets for commodities and farm inputs such as fertilizer and chemicals. Management expects unit volumes to increase at a slow steady pace as the Cooperative expands its sales activities.

Financial performance including net income before distributions to member/patrons is expected by management to continue in the same ranges as have been attained in recent years. The major concerns affecting future business activities are discussed in the RISK FACTORS section of this Offering Circular.

Management is not aware of any material changes occurring in the underlying economics of the agriculture industry or in the Cooperative's business area or activities that would have a significant impact on its operations, net income or financial position in the next 12 months or beyond of which a prospective purchaser of Shares should be aware.

The Cooperative is in the process of planning and building a new centralized agronomy facility. The Cooperative currently owns and operates three fertilizer plants in its trade territory. All three plants are old, having been constructed between 1968 and 1972, and have less storage space than is needed in today's ag business environment. These old facilities are labor intensive and inefficient to operate. The Cooperative plans to cease operations at these three plants, which have simply outlived their service lives, and use the one new centralized facility to serve its entire trade territory.

The new 12,000-ton fertilizer plant will be constructed in Goodhue, Minnesota, which is close to the center of the Cooperative's existing trade territory. The new facility will have two times the storage space of the three old facilities combined. It will allow the Cooperative to receive straight grade fertilizer products at a much higher rate of speed than current equipment allows and to custom blend these products to match customer soil samples to improve fertility and optimize yields. The new facility will have overhead storage capacity for high speed handling, will be less labor intensive, and will allow improved service to customers. In management's opinion this new centralized facility will allow the Cooperative to be service and price competitive well into the future.

The new facility will be built on 10 acres of land purchased in the summer of 2005 adjoining the Goodhue city limits and about four blocks from the Cooperative's main office. The cost of the facility is expected to be approximately as follows:

Land	$ 250,000
Site preparation	150,000
Plant	1,290,000
Equipment/Installation	710,000
Electrical, Plumbing	100,000
Other Costs	100,000
Total Facility Cost	$ 2,600,000

Site preparation was begun last fall and continued in the spring of 2006. The plant itself will be built during the summer of 2006 with an expected completion date of approximately September 1, 2006. Financing will come from an approved loan with CoBank. The specific interest rate and monthly payment amounts for this loan will not be finalized until the construction project is completed.

The Cooperative intends to take advantage of any reasonable opportunities to expand its profitable business activities that become available in the future including potential joint ventures, mergers or new market areas or segments. As consolidation continues in the ag economy among both producers and business entities serving those producers such steps are necessary to build efficiencies and economies of scale to competitively serve the marketplace. Capital will be required to make these moves.

Technology changes and pressures for higher volume efficiencies will require increasing amounts of capital for facility and equipment acquisitions and improvements. The aging of the farmer population will lead more and more to retired members expecting the return of their allocated equity investments in the Cooperative.

These factors are forcing the Cooperative to take steps expand and make more permanent its equity capital structure. This is the reason for the issuance of the Shares. The Cooperative anticipates over the next few years to convert a large part of its allocated equities to Shares. This will relieve the Cooperative of the pressure to redeem a portion of the equities each year and give the members liquidity of their investment through the ability to sell and otherwise transfer the Shares. The expected annual dividend stream will support the value of the Shares.

Over time the Cooperative expects to attract additional equity capital through issuance of Shares to current and past members and other outside investors. The annual dividend obligation created by the issuance of a growing amount of Shares will be primarily paid from net income from non-member / non-patronage business. This means net patronage income available for allocation to members should not be reduced in the process of building the new capital structure.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Goodhue, State of Minnesota, on the 18th day of July 2006.

AG PARTNERS COOP

By:

Officers:	Management:
Dale R. Kackmann President	Gregory S. Schwanbeck, General Manager
Robert W. Hinsch, Vice President	Joel P. Eichelberger, Controller
Mark R. Yotter, Secretary	

********** ********** **********

PART III – EXHIBITS

INDEX TO EXHIBITS

ARTICLES OF INCORPORATION
OF
AG PARTNERS COOP

ARTICLE I. NAME AND PLACE OF BUSINESS

Section 1. Name. The name of this cooperative shall be AG PARTNERS COOP.

Section 2. Principal Place of Business. The location and principal place of business shall be in Goodhue, County of Goodhue, Minnesota. Its street address is First and Broadway, Goodhue, Minnesota 55027.

ARTICLE II. PURPOSE

The purpose of this cooperative is to purchase, sell, handle, market and warehouse, for farmers and associations of farmers products produced upon farms; to manufacture, buy, sell, market, store, warehouse, acquire, transport, distribute, process and otherwise deal in and procure for its members and patrons petroleum products, fuel, oil, grease, feed, seed, fertilizer, equipment, supplies and other goods, products and merchandise consumed and used upon farms or by farmers and may engage in any other lawful activity for which cooperatives may be organized under Chapter 308A of the Minnesota Statutes.

ARTICLE III. CAPITAL STOCK

Section 1. Amount. This cooperative is organized with capital stock. The authorized capital stock of this cooperative shall consist of ten thousand (10,000) shares of common stock with one thousand dollar ($1,000.00) par value and five hundred thousand (500,000) shares of preferred stock with no par value.

Section 2. Common Stock. The cooperative's common stock is voting stock and may be held only by producers of agricultural products (individuals, firms, partnerships, limited liability companies, corporations or cooperatives) who have met the cooperative's requirements for membership. "Producers" shall mean and include persons and entities actually engaged in the production of one or more of the agricultural products handled by this cooperative, including tenants of land used for the production of any such product, and lessors of such land who receive as rent part of the produce of such land. Only one share of common stock representing one vote in the affairs of the cooperative may be issued to and held by each eligible member.

Only common stockholders shall have the right to vote, and they may vote by mail as provided for in the Bylaws, but not by proxy.

The shares of common stock may have rights, preferences, limitations and restrictions other than stated in these Articles of Incorporation as stated in the By-laws of this Cooperative.

Section 3. Preferred Stock. The shares of preferred stock may be issued from time to time in one or more series with such relative rights and preferences of the shares of any such series as may be determined by the board of directors. The board of directors is authorized to fix by resolution or resolutions adopted prior to the issuance of any shares of each particular series of preferred stock, the designations of relative rights and preferences and the qualifications, limitations and restrictions thereof, if any, of such series, including, but without limiting the generality of the foregoing, the following:

(a) The annual rate (not to exceed eight percent (8.0%)), amount of and dates of payment of dividends, if any;

(b) The stated value per share;

(c) The price at, and the terms and conditions upon which, shares may be redeemed, if subject to redemption;

(d) The preferences, if any, of the holders of the series upon voluntary or involuntary liquidation, merger, consolidation; distribution or sale of assets, dissolution or winding up of the cooperative;

(e) Sinking fund, redemption, repurchase provisions or other like provisions, if any, to be provided for the shares of the series;

(f) The terms and conditions upon which shares may be converted into shares of other series or other capital stock, if issued with the privilege of conversion;

(g) The voting rights in the event of default in the payment of dividends or under such other circumstances and upon such conditions as the board of directors may determine;

(h) The restrictions, if any, for the benefit of such a series, on payment of dividends on other shares of stock of the cooperative, including shares of other series of preferred stock;

(i) The restrictions, if any, on the issuance of additional shares of stock of the cooperative, including shares of other series of preferred stock.

ARTICLE IV MEMBERSHIP

Section 1. Qualifications of Membership. Eligible patrons of the cooperative who purchase one share of common *stock* and who meet such other uniform requirements for membership as are established in the cooperative's bylaws or by the board of directors may become members of the cooperative. These requirements will include conducting a minimum level of patronage business with the cooperative in each first proceeding full fiscal year as established by the board of directors, consenting to take patronage income allocations into income in the year received from the cooperative and signing such member documents as may be required by the cooperative. Such eligible patrons of this cooperative may be deemed to have applied for membership as of the first business transaction within the year of application for membership.

Section 2. Automatic Termination of Membership. At any time if a member (a) has become ineligible for membership, or (b) has failed to patronize this cooperative in the preceding full fiscal year of twelve (12) months in the minimum amount established by the board of directors or (c) has moved from the territory served by this cooperative, or (d) dies or ceases to be an agricultural producer, the membership shall be automatically terminated.

Section 3. Discretionary Termination of Membership. Whenever the Board of Directors, by resolution, finds that a member has (a) intentionally or repeatedly violated any Article or Bylaw of this cooperative, or (b) breached any contract with this cooperative, or (c) remained indebted to this cooperative for ninety (90) days after such indebtedness first became payable, or (d) willfully obstructed any lawful purpose or activity of this cooperative; then in any such event, the Board of Directors, in its sole discretion, may terminate the membership.

Section 4. Effect of Termination. Upon termination of membership, all voting rights and other rights of membership shall automatically cease. No action taken hereunder shall impair the obligations or liabilities of either party under any contract with the cooperative which may be terminated only as provided therein.

ARTICLE V. BOARD OF DIRECTORS

Section 1. Number and Election. The business and affairs of this cooperative shall be managed under the direction of the Board of Directors of not less than five (5) directors who shall be elected by and from the members at the annual meeting in such number and for such terms of office as the Bylaws shall prescribe.

Section 2. Limitation on Liability. A director of the cooperative shall not be personally liable to the cooperative or its Members for monetary damages for breach of fiduciary duty as a director except for liability (a) for breach of the director's duty of loyalty to the cooperative or its members, (b) for acts of omissions not in good faith or that involve intentional misconduct or a knowing violation of the law; (c) for a transaction from which the director derived an improper personal benefit, or (d) for an act or omission occurring prior to the date when the provisions limiting liability becomes effective. If the Minnesota Statutes are amended after approval by the members of this Article to authorize the cooperative to act to further limit the personal liability of directors, then the liability of the director of the cooperative shall be eliminated or limited to the fullest extent permitted by the Minnesota Statutes, as so amended.

Any repeal or modification of the foregoing paragraph by the members of the cooperative shall not adversely affect any right or protection of a director of the cooperative existing at the time of such repeal or modification.

ARTICLE VI. PATRONAGE REFUNDS

All net proceeds (savings) of this cooperative from patronage sourced business in excess of additions to reserves shall be distributed annually to the extent and in the manner provided in the Bylaws. Any such patronage refunds shall be redeemable only at the option of the Board of Directors.

ARTICLE VII. FIRST LIEN

This association shall have a first lien on all stock and equity credits, and other interests standing on its books for all indebtedness of the respective holders or owners thereof to the association and business entities through which the association conducts its patronage sourced business. This association shall also have the right, exercisable at the option of the Board of Directors, to set off such indebtedness against the amount of such patronage capital or other interests standing on its books; provided, however, that nothing contained herein shall give the owners of patronage capital or other interests any right to have such set off made.

The cooperative may discount the value of the stock and equity credits and other interests standing on its books for all indebtedness of the respective holders or owners thereof to the association and business entities through which the association conducts its patronage sourced business. The method of discounting the value of the stock and equity credits shall be to calculate the present value of the credits based on the number of years to the expected redemption of the stock and equity credits had the offset against the indebtedness not occurred. The discount rate shall be equal to the cooperative's rate that it pays on term debt. If the discounted stock and equity credits are more than the indebtedness to be offset, any excess credits shall be returned, in the board's discretion, either at the time of the offset, or in the normal redemption cycle along with every other patron's equities. If the discounted stock and equity credits are less than the indebtedness to be offset, the cooperative's lien shall continue against future stock and equity credits allocated to the patron, which shall be discounted and offset against the remaining indebtedness. Stock and equity may be discounted for reasons other than when the first lien or right of set off is asserted, and this paragraph shall not be construed to limit the use of discounting.

Whenever the Board of Directors determines, in its sole discretion, that a member or patron who is obligated for the payment of any goods or services purchased from the association or any business entity through which the Cooperative conducts a patronage-sourced business is insolvent, the Board of Directors may, in its sole discretion, discount and set off as much stock and equity equal to the indebtedness owed to the Cooperative or other business entity. The balance, if any, after the discount and setoff shall not be redeemed unless and until the Board of Directors determines, in its sole discretion, that the redemption is consistent with and in support of the Cooperative's goals and objectives and business interests. Until a determination is made by the Board of Directors, if ever, to redeem the equity, the remaining equity shall remain accounted for on the books and records of the Cooperative at its remaining face value.

ARTICLE VIII. LIQUIDATION

In the event of any liquidation, dissolution, or winding up of this cooperative, whether voluntary or involuntary, all debts, liabilities and outstanding preferred stock of this cooperative shall be paid first according to their respective priorities. All capital furnished through patronage shall then be distributed without priority on a pro rata basis to the patrons to whom allocated on the books of the cooperative. Finally, outstanding common stock will be paid out on a pro rata basis Any remaining assets of this cooperative shall be distributed among the patrons of this cooperative in the proportion which the aggregate patronage of each patron bears to the total patronage of all patrons as shown by the records of this cooperative insofar as practicable and as determined by the Board of Directors over a period of time not to exceed ten years or on such other equitable basis as may be permitted by law.

ARTICLE IX. AMENDMENTS

These Articles of Incorporation may be amended in the manner as provided by law.

STATE OF MINNESOTA
DEPARTMENT OF STATE
FILED
MAY 18 2005
Secretary of State

Doc# 1936430A3

coop - 4423 coop - CS



13856930002

AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
AG PARTNERS COOP

The undersigned, Brian Hokanson, the President of Ag Partners Coop , a cooperative subject to the provisions of Chapter 308A of the Minnesota Statutes, does hereby certify that:

RESOLVED, that the Articles of Incorporation of Ag Partners Coop be amended in their entirety and restated, and as amended and restated they will supercede the existing Articles of Incorporation and all amendments, said restated Articles of Incorporation are attached hereto.

The amendment of Articles of Incorporation was adopted by the vote of a majority of those voting on the amendment at a duly noticed and validly held meeting of the members, after the amendment was approved by the Board of Directors. The meeting was held on March 10, 2005.

I certify that I am authorized to execute this amendment and I further certify that I understand that by signing this amendment, I am subject to the penalties of perjury as set forth in section 609.48 as if I had signed this amendment under oath.

AG PARTNERS COOP

By: ______________________
Brian Hokanson, President

Doc# 1987296\1

AMENDED BYLAWS
OF
AG PARTNERS COOP

BYLAW I
MEMBERS' MEETINGS

Section 1. Annual Members Meetings. The annual meeting of the members shall be held annually at the principal place of business of the cooperative or at any other place conveniently located within the area served by it at such time as the Board of Directors shall determine.

Section 2. Special Members Meetings. Special meetings of the members may be caused by a majority vote of the directors of the cooperative or upon the written petition of at least 20% of the members. It shall be the duty of the president to cause notice of the special meeting to be given as provided below. The notice shall state the time, place and purpose of the special meeting and shall be issued within ten days from and after the date of the presentation of such petition, and such special meeting shall be held within 30 days from and after the date of the presentation of the petition. No business shall be considered at such meeting except as may be mentioned in the call and included in the notice of the meeting.

Section 3. Notice of Meetings. The secretary of the cooperative shall give notice of any annual or special meeting by publication in a legal newspaper published in the county of the principal place of business of the cooperative, or by publication in a magazine, periodical or house organ regularly published by or on behalf of the cooperative and circulated generally among its members, at least two weeks previous to the date of the meeting, or by mailing notice thereof to each and every member personally, or, in the case of a cooperative, to the secretary thereof, at his last known post office address, not less than 15 days previous to the date of the meeting. The notice shall state the date, time and place of the meeting. The secretary shall execute a certificate, which contains a copy of the notice showing the date of mailing and states that the notice was mailed within the time prescribed by law. The certificate shall he made a part of the meeting. The failure of any member to receive notice shall not validate any action which may be taken by the members at a meeting.

Section 4. Voting – Members. Each member shall be entitled to only one vote on any question. No proxy voting shall be allowed. The Board of Directors may cause to be submitted by mail ballot any question to be voted on at any member meeting. Such ballot shall contain the exact text of the proposed motion, resolution or amendment to be acted upon and the date of the meeting and shall also contain spaces in which the member may indicate an affirmative or negative vote thereon. Such ballot, when completed by an absent member and received by the cooperative, shall be counted as the vote of such member at the meeting.

Section 5. Quorum – Members. At any regular or special meeting of the members a quorum necessary for the transaction of business shall be 10% of the total number of members in the cooperative, however, a quorum shall never be more than 50 members. In determining a quorum at any meeting, on a question submitted to a mail vote, members or members present, in person or represented by mail vote shall be counted.

Section 6. Order of Business. The order of business at any annual meeting and so far as possible at all other meetings of the members shall be conducted according to the Roberts Rules of Order as follows:

(a) Calling of Roll
(b) Proof of notice of meeting
(c) Reading and disposal of all unapproved minutes
(d) Annual reports of officers and committees
(e) Election of directors
(f) Unfinished business
(g) New business
(h) Adjournment

BYLAW II
BOARD OF DIRECTORS

Section 1. Number and Term. The board of directors of this cooperative shall be comprised of ten (10) directors until such time as the members amend this section. Directors shall be members or a representative of a member of the cooperative and shall be elected by ballot at the annual meeting for a term of 3 years, and shall hold office until their successors shall be elected and qualified. Directors shall not be eligible to be re-elected after they have served for three successive three year terms, said three year terms to begin at the time of the annual meeting following the close of the first fiscal year and at subsequent elections. A Director shall be eligible to be elected or appointed after he has been off the Board for a period of one year or more after having served for three successive three year terms. The term of office shall be so arranged so that as nearly as possible the term or office of an equal number shall expire each year. No person shall be eligible to be a director if he engages in activities in competition with the goals and best interests of the cooperative.

Section 2. Nominating Committee/Districting of Trade Territory. The Board of Directors shall appoint a nominating committee annually to be composed of members, other than directors to nominate candidates for election as directors. The Board of Directors may delineate the trade territory from time to time into districts so as to provide for the nomination and election of directors from districts so as to provide for fair representation of the members. Said districts shall be delineated so as to provide for equitable representation of the members, volume of business conducted and any other factors they deem to be relevant.

Section 3. Removal and Vacancies. If any director shall cease to be a member, his office shall be thereupon automatically vacated. If a majority or the directors find after hearing that any director is in competition with or is affiliated with any enterprise that is in competition with this cooperative, such person shall cease to be a director. Except as provided above, any director of the cooperative may for cause, at any annual or special meeting called for the purpose, at which a quorum of the members shall be present, be removed from office by vote of the majority of the members present. Failure of a director to attend three consecutive directors' meetings, except for cause, shall be conclusive cause for removal by the members.

If a director's position is vacant, except if such vacancy is caused by removal by the members, the Board of Directors may appoint a member to fill the director's position until the next regular or special meeting of the members. Any -vacancy in the Board of Directors caused by removal by the members shall be filled by the members for the unexpired term of such director, and such election may be held at the same meeting at which the director was removed from office.

Section 4. Compensation. Directors and officers of the cooperative shall be compensated for mileage, as set by the Board of Directors when on cooperative business up to the allowance permitted by the Internal Revenue Service. The rate of compensation of the directors and officers of the cooperative for per diem shall be determined by the Board of Directors.

Section 5. Duties. The Board of Directors shall manage the business and affairs of the cooperative, make all rules and regulations not inconsistent with law or those bylaws, and shall have the power to appoint and dismiss the manager and all other employees, fix their compensation and prescribe their duties. It shall require the manager and all employees having custody of the funds of the cooperative to provide fidelity bond in such amounts as it shall determine.

The Board shall have the books of the cooperative audited at least once a year after the close of the fiscal year and submit copies of the audit report to the members at the annual meeting.

Section 6. Policy - Employment. It shall be the policy of this cooperative, but not mandatory that no member of the Board and no person who is a member of the immediate family of any director, shall be employed as a manager or otherwise.

Section 7. Regular Directors Meetings. Regular meetings of the Board of Directors shall be held at such time and place as the Board of Directors shall determine.

Section 8. Special Directors Meetings. Special meetings of the Board of Directors may be called by the President or by a majority of said Board. Each member of the Board of Directors shall be duly notified or all such meetings. No business except that mentioned in the call for a special meeting of the Board of Directors shall receive final action at said meeting except that when all members of the Board are present they may sign a waiver of notice and purpose and then transact any business which may properly come before a regular meeting of the directors.

Section 9. Quorum - Directors. A majority of the directors in office shall constitute a quorum necessary to the transaction of business at any regular or special meeting of the Board of Directors, but if less than a quorum is present, those directors present may adjourn the meeting from time to time until a quorum shall be present. All questions shall be decided by a vote of a majority of the directors present at a meeting.

Section 10. Notice and Waiver of Directors Meetings. Notice of meetings of the Board of Directors shall be given in person, by phone, or by mail prior to such meeting. A signed waiver of notice of a Board meeting is equivalent to personal notice to the person so signing. Attendance at a meeting is a waiver of notice of such meeting, except when a director attends the meeting and objects to the transaction of business because the meeting was not properly convened. The purpose of any meeting of the Board need not be specified in the notice, or waiver of notice of any regular meeting, but shall be specified in the notice of any special meeting.

Section 11. Action Without Meeting. Any action which may be taken at a meeting of the Board of Directors or a lawfully constituted committee thereof may be taken without a meeting if set forth and approved by a writing signed by all directors or by all committee members, as the case may be, and such action shall be effective on the date on which the last signature is placed on such writing, or such earlier effective date as set forth therein.

Section 12. Presiding Officer. The president of the cooperative shall preside at all meetings of the members and directors, and shall cast the deciding vote in all cases of a tie.

BYLAW III
OFFICERS

Section 1. Election. The Directors shall elect from their own number a President and one or more Vice-Presidents. They shall also elect a secretary and a treasurer, who need not be directors or members. The offices of secretary and treasurer may be combined and when so combined the person filling the office shall be termed secretary-treasurer. The Board of Directors may also elect such additional officers as necessary who need not be directors or members. The term of all officers shall be until the next annual meeting of the Directors and until their successors are elected and qualified.

Section 2. President. The President shall preside over all meetings of the cooperative and of the Board of Directors, call special meetings of the cooperative and of the Board, perform all acts and duties usually performed by an executive and presiding officer, and sign such other papers of the cooperative as he may be authorized or directed to sign by the Board; provided that the Board may authorize any person to sign any or all checks, contracts, and other instruments in writing on behalf of the cooperative. The President shall perform such other duties as may be prescribed by the Board.

Section 3. Vice President. In the absence or disability of the President, the Vice President shall perform the duties of the President; provided, however, that in case of death, resignation or disability of the President, the Board of Directors may declare the office vacant and elect his successor.

Section 4. Secretary. The Secretary shall keep a complete record of all meetings of the cooperative and of the Board of Directors and shall have general charge and supervision of the books and records of the cooperative. He shall sign with the President such papers pertaining to the cooperative as he may be authorized or directed to do by the Board. He shall give all notices required by law and by these Bylaws and shall make a full report of all meetings and business pertaining to his office to the members at the annual meeting. He shall keep the corporate seal and the records of the cooperative, complete and countersign all certificates issued and affix the corporate seal to all papers requiring such seal. He shall keep a proper membership record, showing the name of each member. He shall make all reports required by law and shall perform such other dirties as they be required of him by the cooperative or by the Board. Upon the election and qualification of his successor, the Secretary shall turn over to him all books and other property belonging to the cooperative that be may have in his possession.

Section 5. Treasurer. The Treasurer shall be the custodian of all funds, securities and property of the cooperative. He shall deposit all funds in the name of the cooperative and disburse the same upon the authority of the Board of Directors and he shall perform such other duties as may be prescribed by the Board.

Section 6. Bonds. Officers and employees having the custody of or handling the funds, securities, or property of the cooperative shall give a fiduciary bond satisfactory to the Board or Directors, at the expense of the cooperative.

Section 7. Removal. The members may, at any annual meeting or at any special meeting called for that purpose, by a majority vote, remove any director or officer for cause upon notice and hearing as provided by law and may fill any vacancy caused by such removal.

Section 8. Executive Committee. The Board of Directors may designate the President, Vice-President and the Secretary and any number of additional Directors to constitute an Executive Committee. The Board of Directors may elect other directors as alternate members of the committee. The committee shall exercise authority as designated by the Board of Directors, but it shall not have the power to apportion or distribute proceeds, elect officers, or fill vacancies on the Board of Directors. The committee shall be subject to the control and direction of the Board of Directors and shall report on their actions at the next regularly scheduled Board of Directors meeting.

BYLAW IV
MEMBERSHIP

Section 1. Members - Qualification for Membership. The members of the cooperative shall be the holders of its voting common stock who are qualified to hold same in accordance with the provisions of the Articles of Incorporation and of these Bylaws, who patronize and cooperate with the cooperative, and who meet such uniform requirements, conditions and policies for membership as established from time to time by the Board of Directors. The Board of Directors shall have the right to permit or deny the acquisition or retention of voting common stock of this cooperative by any patron otherwise eligible for such ownership, in the event that the Board of Directors determines that allowing the acquisition or retention of such status would be contrary to the interests of the cooperative and its members.

Section 2. Minimum Level of Business. In order to maintain eligibility to be a voting member of the cooperative, a common stockholder must maintain a minimum annual level of business with the Cooperative. This minimum level of business shall be established by action of the Board of Directors adopted prior to the annual membership meeting of the Cooperative for the fiscal year in progress at the time of the annual meeting. The level so established shall be communicated to members and potential members in a manner determined by the Board of Directors reasonably expected to reach members in sufficient time for them to meet the minimum level of business before the end of the fiscal year for which the minimum applies.

Section 3. Multiple Production Locations. Where agricultural production activities are carried on at different locations and/or in different ownership forms by the same controlling person or entity, the Board of Directors shall determine at its own discretion whether the activities at a different location or under different ownership form shall be entitled to a separate voting membership or must be considered one producing unit eligible for only one voting membership.

Section 4. Annual Review of Membership. The secretary of the cooperative shall annually review the status of each holder of voting common stock and report to the Board of Directors the names of such holders who do not meet the qualifications and requirements for membership in the cooperative.

Section 5. Terminated Members' Right for Informal Hearing. In the event that the Board of Directors finds that any member fails to meet the qualifications and requirements of membership, the member shall be notified of such fact. A member so notified shall have the opportunity to object to the finding by the Board of Directors through an informal hearing (without legal representation or witnesses) before the directors at a regularly scheduled meeting within sixty (60) days after the member receives the notice of membership termination. The member shall be given up to thirty (30) minutes to state their objections and concerns during the hearing. After receipt of such notice and pending such hearing, the member shall have no voice or vote in the affairs of the cooperative. If the Board of Directors finally determines that the member does not meet such membership qualifications and requirements, their determination shall be conclusive and binding in all respects.

Section 6. Forfeiture/Abandonment of Patronage Dividends, Capital Equities, Unclaimed Stocks, Dividends, Capital Credits, Deposits, Advance Payments, or Account Balances. A requirement of membership in this cooperative is the member's responsibility to keep the cooperative informed of his or her current address in order for the cooperative to communicate with and make payments and distributions to the member. Failure to do so places an unfair and disproportionate administrative cost burden on the cooperative and its other members in seeking out the member's current location. It also demonstrates the member's lack of concern for or valuation of their relationship and accounts with the cooperative. Failure to meet this requirement will result in the forfeiture of the member's financial accounts and interests with the cooperative.

By accepting membership in this cooperative, each member stockholder agrees that in the event the cooperative is unable to make distribution of any patronage dividend, or to return or pay any reserve accumulation or other capital equity, including amounts payable in redemption of stock, or to pay any dividend on stock with two (2) years from the time such distribution, return or payment became due or would normally have been made, because the member shareholder entitled thereto cannot be located, or because the member shareholder refuses or does not have the capacity to accept same, or for any other cause beyond the control of the cooperative, such patronage dividend, reserve accumulation, equity or stock account, dividend on stock or any other amount due to the member stockholder shall be deemed to have been forfeited and abandoned and shall be retained by the cooperative and credited to its general reserve.

Section 7. Lien. As stated in Article VII of the cooperative's Articles of Incorporation the cooperative shall have a first lien upon all patronage equities and other interests standing on its books for all indebtedness of the respective holders of this cooperative. This lien shall cover all capital accounts, stock, certificates, debentures, allocated reserves, written notices of allocation and other property, including all accruals thereon, shown or recorded in the records of the cooperative in the name of any holder thereof.

As a condition of membership in the cooperative, the holder agrees to execute such financing statements or other documents or to take such other steps as may reasonably be requested by the cooperative in order to perfect the cooperative's lien and corresponding security interest.

BYLAW V
STOCK

Section 1. Certificates of Stock. All certificates of stock issued by the Cooperative shall be in such form as shall be approved by the Board of Directors, and shall be signed by the president or the vice-president and the secretary or an assistant secretary. At least one of such signatures shall be affixed manually. The remaining signature may be a facsimile. The certificates shall be numbered consecutively and issued in numerical order. The cooperative shall keep a full and complete record of each certificate issued, including the name and address of the person to whom the certificate is issued, the number of shares of stock evidenced thereby and the date of issue. No share shall be issued in place of an outstanding certificate until such latter certificate has been surrendered for cancellation, except as provided in the following section.

Section 2. Policies Regarding Capital Stock. The cooperative's Board of Directors will establish policies regarding the issuance, transfer or redemption of common and preferred stock covering any matters or procedures not specifically addressed in these bylaws or the cooperative's articles of incorporation.

Section 3. Lost Certificates of Stock. If any certificate of stock is lost or destroyed, the Board of Directors may order a new certificate issued in its place upon such terms and conditions as will protect the interests of the cooperative.

Section 4. Voting Common Stock.

(a) Issuance and Transfer. The voting common stock of the cooperative may be issued to and held only by producers of agricultural products, and may be transferred only with the consent of the Board of Directors of the cooperative and on the books of the cooperative by the holder thereof in person, or by the holder's duly authorized attorney, upon surrender of the certificate therefore, properly endorsed, only to such qualified holders, and provided that the holder thereof shall have first complied with the membership requirements of the cooperative. No purported assignment or transfer of common stock shall pass to any person not eligible to hold the stock, nor any rights or privileges on account of the stock, or vote or voice in the management of the affairs of the cooperative.

(b) Stockholder Ineligible for Membership. In the event the board of directors shall find that any shares of common stock of this cooperative have come into the hands of a person who is not eligible for membership, or that the holder of the shares has ceased to be an eligible member, the holder shall have no rights or privileges on account of the stock, or vote or voice in the management or affairs of the cooperative other than the right to participate in accordance with law in case of liquidation or dissolution. In this circumstance, the cooperative shall have the right, at its option, (a) to purchase the share of stock at its book value; or (b) to convert it into a share or shares in equivalent book value of a non-voting preferred stock series being issued by the cooperative.

(c) Failure to Deliver Shares. In exercising its right to purchase or to require the transfer or conversion of common stock into shares of a nonvoting series of preferred stock, if the holder fails to deliver the certificate evidencing the stock, the cooperative may cancel the certificate on its books and issue a new certificate of common stock, or a nonvoting certificate of preferred stock as the case may be.

(d) Record Date. In order that the cooperative may determine the shareholders entitled to notice of, or to vote at, any meeting of shareholders or any adjournment thereof, or to express consent to, or to dissent from, a proposal without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or for the purpose of any other action, the Board of Directors may fix, in advance, a date as a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed:

(i) The record date for determining the shareholders of record entitled to notice of, or to vote at, a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, at the close of business on the day next preceding the day on which the meeting is held; and

(ii) The record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of shareholders of record entitled to notice or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record for the adjourned meeting.

(e) Designated Voting Representative. Any voting stockholder that is not an individual shall be entitled, and is required if notified in writing by the cooperative, to file the name of its designated representative for voting in all stockholder matters. Such filing shall be with the secretary of the Board of Directors, shall be in writing, and shall be in effect until written notification of the change in representation by the stockholder entity is received by the secretary. Such notifications received from stockholder entities shall be assumed to be official based upon signature of appropriate stockholder entity officers or other authorized persons. The cooperative shall not be responsible if such stockholder entity representative filings are not authorized or correct in any way.

Section 5. Preferred Stock.

(a) Issuance and Transfer. The preferred stock of the cooperative may be issued to and held by any person, firm or corporation, and may be transferred on the books of the cooperative by the holder thereof in person or by the holder's duly authorized attorney, on surrender of the certificate therefore, properly endorsed.

(b) Informal Market. The cooperative will maintain an informal market for purchases and sales of preferred shares between members (and any other investors approved for ownership of these securities by the Board of Directors) under the terms and conditions established by the Board of Directors. The cooperative shall have no obligation to repurchase preferred shares or to in any way financially support or participate in this informal market except as the Board of Directors shall choose to do in its sole discretion.

(c) Preferred Stock Transfer Prices. The cooperative's Board of Directors will adopt policies regarding the establishment of transfer prices for preferred stock shares. These policies will address prices reached by parties in negotiations through the informal market process established by the board. The stock transfer price policies will also address the option of the board to establish a transfer price for contemplated repurchases of preferred stock by the Cooperative (such repurchases being solely at the discretion of the board) or for periodic guidance in negotiations between parties participating in the informal market.

BYLAW VI
METHOD OF OPERATION - PATRONAGE REFUNDS

Section 1. Cooperative Operation. This cooperative shall be operated upon the cooperative basis in carrying out its business within the scope of the powers and purposes defined in the Articles of Incorporation. Accordingly, the net income of this cooperative in excess of amounts credited by the Board of Directors to Capital Reserves and amounts of dividends, if any, paid with respect to equity capital shall be accounted for and distributed annually on the basis of allocation units as provided in this Article IV. In determining the net income or net loss of this cooperative or its allocation units, there shall be taken into account this cooperative's share of the net income or net loss of any unincorporated entity in which it owns an equity interest, patronage dividends distributed by other cooperatives of which it is a patron and, to the extent determined by the Board of Directors, its share of the undistributed net income or net loss of any corporation in which it owns an equity interest.

Each transaction between this cooperative and each member shall be subject to and shall include as a part of its terms each provision of the Articles of Incorporation and Bylaws of this cooperative, whether or not the same be expressly referred to in said transaction. Each member for whom this cooperative markets or procures goods or services shall be entitled to the net income arising out of said transaction as provided in this Article IV unless such member and this cooperative have expressly agreed to conduct said business on a nonpatronage basis. No nonmember for whom this cooperative markets or procures goods or services shall be entitled to the net income arising out of said transactions as provided in this Article IV unless this cooperative agrees to conduct said business on a patronage basis.

Section 2. Patrons; Patronage Business; Nonpatronage Business. As used in this Article IV, the following definitions shall apply:

(a) The term "patron" shall refer to any member or nonmember with respect to business conducted with this cooperative on a patronage basis in accordance with Section 1 of this Article IV.

(b) The term "patronage business" shall refer to business done by this cooperative with or for patrons.

(c) The term "nonpatronage business" shall refer to business done by this cooperative that does not constitute "patronage business."

Section 3. Establishment of Allocation Units. Allocation units shall be established by the Board of Directors on a reasonable and equitable basis and they may be functional, divisional, departmental, geographic, or otherwise. The Board of Directors shall adopt such reasonable and equitable accounting procedures as will, in the Board's judgment, equitably allocate among such allocation units this cooperative's income, gains, expenses and losses and, to the extent provided in Section 1 of this Article IV, patronage dividends received by this cooperative and its share of income, gain, loss and deduction of other entities in which it owns an interest.

Section 4. Gain or Loss on Facilitative Assets. The Board of Directors shall have the discretion to determine whether gains and losses from sales or other disposition of capital assets used in the operations of the cooperative (facilitative assets) will be treated as patronage or non-patronage transactions. In making its decision, the board shall consider the nature of the asset, the records of patron use of the assets that are available, current Internal Revenue Service requirements and any other relevant factors.

Section 5. Determination of the Patronage Income or Loss of an Allocation Unit. The net income or net loss of an allocation unit from patronage business for each fiscal year shall be the sum of (1) the gross revenues directly attributable to goods or services marketed or procured for patrons of such allocation unit, plus (2) an equitably apportioned share of other items of income or gain attributable to this cooperative's patronage business, less (3) all expenses and costs of goods or services directly attributable to goods or services marketed or procured for patrons of such allocation unit, less (4) an equitably apportioned share of all other expenses or losses attributable to this cooperative's patronage business, dividends on equity capital and distributable net income from patronage business that is credited to the Capital Reserve pursuant to Section 8(c) of this Article IV. The foregoing amounts shall be determined in accordance with the accounting treatment used by the cooperative in calculating its taxable income for federal income tax purposes; provided, however, that the Board of Directors may prospectively adopt a reasonable alternative method. Expenses and cost of goods or services shall include without limitation such amounts of depreciation, cost depletion and amortization as may be appropriate, amounts incurred for the promotion and encouragement of cooperative organization, and taxes other than federal income taxes. Such net income or net loss shall be subject to adjustment as provided in Sections 6 and 9(b) of this Article IV relating to losses.

Section 6. Allocation of Patronage Income Within Allocation Units. The net income of an allocation unit from patronage business for each fiscal year, less any amounts thereof that are otherwise allocated in dissolution of this cooperative, shall be allocated among the patrons of such allocation unit in the ratio that the quantity or value of the business done with or for each such patron bears to the quantity or value of the business done with or for all patrons of such allocation unit. The Board of Directors shall reasonably and equitably determine whether allocations within any allocation unit shall be made on the basis of quantity or value.

Section 7. Treatment of Patronage Losses of an Allocation Unit.

(a) Methods for Handling Patronage Losses. If an allocation unit incurs a net loss in any fiscal year from patronage business, this cooperative may take one or more of the following actions:

(i) Offset all or part of such net loss against the net income of other allocation units for such fiscal year to the extent allowed by law;

(ii) Establish accounts payable by patrons of the allocation unit that incurs the net loss that may be satisfied out of any future amounts that may become payable by this cooperative to each such patron;

(iii) Carry all or part of the loss forward to be charged against future net income of the allocation unit that incurs the loss;

(iv) Offset all or part of such net loss against the Capital Reserve;

(v) Cancel outstanding Patrons' Equities;

(vi) Cancel outstanding Non-Qualified Notices of Allocation.

(b) Allocation of Net Loss Among Patrons of Loss Unit. Any cancellation of equities and/or establishment of accounts payable pursuant to this Section 6 shall be made among the patrons of an allocation unit in a manner consistent with the allocation of net income of such allocation unit.

(c) Restoration of Net Loss out of Future Net Income. The future net income of an allocation unit that incurs a net loss may be reduced by part or all of such net loss that was offset against the Capital Reserve, Patrons' Equities of patrons of another allocation unit or against the net income of another allocation unit and may be used to restore the Capital Reserve, restore such Patrons' Equities or to increase the future net income of such other allocation unit; provided that reasonable notice of the intent to do so is given to the patrons of the loss unit.

(d) Board Discretion. The provisions of this Section 6 shall be implemented by the Board of Directors, having due consideration for all of the circumstances which caused the net loss, in a manner that it determines is both equitable and in the overall best interest of this cooperative.

(e) No Assessments against Members or Nonmember Patrons. There shall be no right of assessment against members or nonmember patrons for the purpose of restoring impairments to capital caused by net losses.

Section 8. Distribution of Net Income.

(a) Patronage Refunds. The net income allocated to a patron pursuant to Sections 5 and 9 of this Article IV shall be distributed annually or more often to such patron as a patronage refund; provided, however, that no distribution need be made where the amount otherwise to be distributed to a patron is less than a de minimus amount that may be established from time to time by the Board of Directors. Patronage Refunds shall not be reduced by dividends on capital stock or other proprietary capital interest.

(b) Form of Patronage Refunds. Patronage refunds shall be distributed in cash, allocated patronage equities, revolving fund certificates, securities of this cooperative, other securities, or any combination thereof designated by the Board of Directors (all such patronage refunds referred to collectively herein as "Patrons' Equities), including, without limitation, the following instruments (which may be un-certificated and designated only by book entry on the cooperative's books and records):

(i) Capital Equity Certificates, in one or more than one class or series, in such designations or denominations, and with such relative rights, preferences, privileges and limitations as may be fixed by the Board of Directors, and bearing no interest, dividend or other annual payment.

(ii) Certificates of Indebtedness in one or more than one class or series, in such designations or denominations, and with such relative rights, preferences, privileges and limitations as may be fixed by the Board of Directors, and bearing such maturity and rate of interest, if any, as may be fixed by the Board of Directors. Such certificates shall be callable for payment in cash or other assets at such times as may be determined by the Board of Directors.

(iii) Non-Patronage Earnings Certificates, in one or more than one class or series, in such designations or denominations, and with such relative rights, preferences, privileges and limitations as may be fixed by the Board of Directors, with no maturity date, and bearing no interest, dividend or other annual payment. Non-Patronage Earnings Certificates may be distributed only to members and to nonmember patrons as part of the allocation and distribution of nonpatronage income. Such certificates shall be callable for payment in cash or other assets at such times as may be determined by the Board of Directors.

(iv) Preferred Stock, in one or more than one class or series, in such designations or denominations, and with such relative rights, preferences, privileges and limitations as may be fixed by the Board of Directors. Receipt of preferred stock in payment of allocated patronage dividends shall constitute full redemption of the patronage dividend accounts involved. The cooperative shall have no further obligation regarding the allocated patronage amounts involved to the member/patron who received the preferred stock other than to honor the requirements of the preferred stock series issued by the cooperative in the transaction.

(c) Written Notices of Allocation. The noncash portion of a patronage refund distribution that is attributable to patronage business shall constitute a written notice of allocation as defined in 26 U.S.C. Section 1388 which shall be designated by the Board of Directors as a qualified written notice of allocation, as a nonqualifed written notice of allocation or any combination thereof as provided in said section.

(d) Non-Qualified Notices of Allocation. The cooperative is authorized to issue an unlimited amount of patronage refunds in the form of nonqualified written notices of allocation (as defined in 26 U.S.C. 1388 (d))

(e) No Voting Rights. Patrons' Equities and Non-Qualified Notices of Allocation shall not entitle the holders thereof to any voting or other rights to participate in the affairs of this cooperative (which rights are reserved solely for the members of this cooperative).

(f) Transfer Restriction. Patrons' Equities may only be transferred with the consent and approval of the Board of Directors, and by such instrument of transfer as may be required or approved by this cooperative.

(g) Board Authority to Allow Conversion. The Board of Directors of this cooperative also shall have the authority to allow conversion of Patrons' Equities into Equity Participation Units, Preferred Equities or such other debt and/or equity instruments of this cooperative on such terms as shall be established by the Board of Directors.

(h) Qualified Written Notices, Revolvement Discretionary. No person shall have any right whatsoever to require the retirement or redemption of any Patrons' Equities except in accordance with their term, or of any allocated capital reserve. Such redemption or retirement is solely within the discretion and on such terms as determined from time to time by the Board of Directors of this cooperative, which may, in making any such redemption or retirement, distinguish natural members from unnatural members (corporations, partnerships, LLC's, and other business organizations, etc.) and, in doing so, favor natural members with respect to estate retirements and revolvements at specified ages.

(i) Non-Qualified Written Notices, Revolvement Upon Liquidation. Nonqualified written notices of allocation will generally be retired only upon the distribution of assets on liquidation or dissolution of the cooperative and shall be treated as an allocated surplus for all purposes. The Board of Directors may, in its sole discretion, pay out nonqualified written notices on an equitable basis so long as the board is first satisfied the cooperative has sufficient financial resources for such a payment and that the cooperative has, for that year, sufficiently retired qualified written notices of allocation. If and when nonqualified written notices are paid, they will be owned by the persons or organizations to which the notices were issued and by the transferees of such organizations or persons.

(j) Regional and Local Patronage. The Board of Directors may at its discretion cause the allocated patronage records including credits on the books of the cooperative to be maintained in separate categories designating income or losses generated from the cooperative's own local activities and income or losses received through allocations from regional or other cooperatives in which the cooperative is a member or maintains an ownership interest.

Section 9. Capital Reserve. The Board of Directors shall cause to be created a Capital Reserve and, except as otherwise provided in Section 9 of this Article IV, shall annually add to the Capital Reserve the sum of the following amounts:

(a) The annual net income of this cooperative attributable to nonpatronage business;

(b) Annual net income from patrons who are unidentified or to whom the amount otherwise to be distributed is less than the de minimus amount provided in Section 7(a) of this Article IV; and

(c) An amount up to 30% of the distributable net income from patronage business, provided that a determination as to a specific amount is determined prior to the first day of any fiscal year, and further that the amount is set at 10% for any fiscal year for which the Board of Directors does not make a determination prior to the first day of such year. The discretion to credit patronage income to a Capital Reserve shall be reduced or eliminated with respect to the net income of any period following the adoption of a Board resolution that irrevocably provides for such reduction or elimination with respect to such period.

(d) Federal income taxes on all income added to the Capital Reserve shall be charged to the Capital Reserve.

Section 10. Allocation and Distribution of Nonpatronage Income and Loss.

(a) Nonpatronage Income. The Board of Directors shall have the discretion to allocate to allocation units amounts that are otherwise to be added to the Capital Reserve pursuant to Section 8(a) of this Article IV. Such allocation may be made on the basis of any reasonable and equitable method. Amounts so allocated to allocation units shall be further allocated among the patrons thereof on a patronage basis using such method as the Board of Directors determines to be reasonable and equitable. Amounts so allocated shall be distributed to patrons thereof in the form of cash, property, Non-Patronage Earnings Certificates, or any combination thereof designated by the Board of Directors. The Board of Directors may determine whether and to what extent nonmember patrons may share in such distributions.

(b) Nonpatronage Loss. If the cooperative incurs a net loss on its nonpatronage business or if a net loss is incurred with respect to the nonpatronage business of an allocation unit, such net loss generally shall be chargeable against Capital Reserve unless and to the extent the Board of Directors, having due consideration for the circumstances giving rise to such net loss, determines that it is reasonable and equitable to allocate all or part of such a net loss among allocation units generally or to a specific allocation unit or units. Any such loss allocated to an allocation unit shall reduce such unit's net income from patronage business to the extent thereof and the excess, if any, shall be treated generally in accordance with Section 6(a)(ii), (iii) and (v) of this Article IV.

BYLAW VII
SUNDRY PROVISIONS

Section 1. Fiscal Year. The fiscal year of this cooperative shall begin on the first day of September and end on the last day of August each year.

Section 2. Indemnification of Directors, Officers and Employees. This cooperative shall indemnity each person who is or has been a director, officer or employee of this cooperative and each person who is serving or who has served at the request of this cooperative as a director, officer, employee or agent of another cooperative, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by such person, to the full extent to which directors, officers and employees may be indemnified under the laws of the State of Minnesota as now in effect and as hereinafter amended. Indemnification under this section shall not be exclusive of other rights to which a person so indemnified may be entitled.

Section 3. Insurance. The Board of Directors may authorize the purchase and maintenance by the cooperative of insurance on behalf of any person who may be indemnified, only to the extent that indemnity is permitted by said Minnesota laws.

BYLAW VIII
CONSENT

Each person (including individuals, partnerships, and business or cooperative corporations) who becomes a member and each member of this cooperative who continues as a member shall, by such act alone. consent that the amounts of any distributions with respect to his patronage occurring in any fiscal year, which are made in written notices of allocation (as defined in 26 U.S.C. 13880 the Internal Revenue Code) and which are received by him from the cooperative, will be taken into account by him at their stated dollar amounts, in the manner provided in 26 U.S.C. 1385, in the taxable years in which such written notices of allocation are received by him. It is the intent of this bylaw to provide a consent binding on all members who retain or obtain membership after receipt of a written notification and copy of this bylaw, for the purpose of making such distributions "qualified written notices of allocation" within the meaning of the United States income tax laws.

BYLAW IX
AMENDMENTS

Any portion, or all, of these bylaws may be amended or repealed by a majority of the members present at any membership meeting, regular or special, provided that said amendment has first been approved by the Board or Directors and notice of the proposed amendment has been given in the call of the meeting.

BYLAW X
GENDER CLAUSE

Where the masculine gender appears in the context of the Bylaws, it shall be construed to mean the feminine gender wherever applicable.

These Amended Bylaws were duly approved and adopted by the members of the cooperative at a membership meeting held on March 10, 2005.

AG PARTNERS COOP

Resolution of the Board of Directors to **Authorize Class A Preferred Stock**

RESOLVED:

The Board of Directors, acting under provisions of the Articles of Incorporation of Ag Partners Coop., hereby authorizes the creation of a series of stock described as follows:

Name:	Class A Preferred Stock
Voting Status:	Non-voting
Stated Value:	$100.00 per share
Annual Dividend Rate:	Variable up to 8% per year, non-cumulative, at sole discretion of the Board of Directors.
Liquidation Priority:	Priority over common stock and any allocated patronage income equity accounts.
Approved Number of Shares Authorized:	100,000 shares to be issued in fractional shares when appropriate.
Ownership Restrictions	None other than may be required to comply with any applicable securities laws.
Certificate Requirements	Shares may be represented by certificate or issued in uncertificated form documented by an account statement. Certificates may be provided upon request of the holder of the shares.

The form of certificate for Class A Preferred Stock, if issued by the Corporation, shall be in traditional form and in alternate form such that it can be printed by computer. The final form for these alternate certificates shall be subject to review and approval by the board.

From Board minutes 4-21-05

AG PARTNERS COOP

ALLOCATED CREDIT CONVERSION AGREEMENT

The undersigned member (the "Member") of Ag Partners Coop (the "Cooperative"), a Minnesota cooperative corporation, with its business office located at First and Broadway (P.O. Box 218), Goodhue, Minnesota 55027 agrees as follows:

1. Acceptance of Discounted Conversion Option: Subject to the terms and conditions hereof, Member hereby irrevocably elects to accept the option being offered by Cooperative to convert, at the stated discount conversion rate, all or part (as specified below) of Member's unredeemed allocated patronage income credit account balance (the "Credits") held by Cooperative to the Cooperative's $100.00 per share stated value Class A Preferred Stock (the "Shares").

2. Subject to Acceptance: Member acknowledges that Cooperative reserves the right to accept or reject, in whole or in part, any conversion stated in this Agreement at the sole discretion of Cooperative's board of directors. Acceptance by Cooperative to be evidenced by the signature of this Agreement by an authorized officer, after approval by the board.

3. Amount of Conversion: Member requests that the conversion be made as follows:

   Total book dollar value of Credits to be converted. $ ________________
   (Attach detail schedule of years and amounts for reference)

   Discount to be applied.* Percentage 40.00 % ________________

   Dollar amount of Shares to be received by Member. $ ________________
   Number of Shares to be received by Member __________

   * If Member has previously accepted a discount of his or her Credits as part of the Cooperative's equity restructuring plan this conversion will be of the Member's stock credit account for full value.

4. Registration. The Member requests the Shares be registered in the following name(s)::

   ____
   (Name in which Shares are to be Held)
   with title to be held as follows (Check one):
   ________Individual Ownership
   ________Tenants in Common (Each Owner must sign)
   ________Joint Tenants With Right of Survivorship (Each Owner must sign)
   ________Trust
   ________Corporation
   ________Partnership
   ________Limited Liability Company
   ________Other (Describe ______________________________)

5. Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota.

IN WITNESS WHEREOF, Member has executed this Agreement this _____ day of _____________, _______ and the representation attachment.

Signature for Entity Members - Corporations, partnerships, LLCs

____
(Print Name of Entity)

By_______________________
(Signature)

____
(Print Name)

____
(Title)

____
(Address)

____

Signature for Individual or Joint Members

____
(Signature)

____
(Print Name)

____
(Address)

____

Joint Member (if applicable)

____
(Signature)

____
(Print Name)

____
(Address)

____

Note: The address given above must be the residence or business office address of the Purchaser. Post Office and other addresses will not be accepted.

ACCEPTANCE

AG PARTNERS COOP hereby accepts the conversion of Member's Credits to Shares as stated above.

ACCEPTED this ______________ day of __________________, __________.

By: _________________________________ (Title) ____________________
(Signature)

AG PARTNERS COOP

PURCHASE AGREEMENT FOR CLASS A PREFERRED STOCK

The undersigned investor (the "Investor") and Ag Partners Coop (the "Cooperative"), a Minnesota corporation, with its business office located at First and Broadway (P.O. Box 218), Goodhue, Minnesota 55027 agrees as follows:

1. Purchase. Subject to the terms and conditions hereof, the undersigned hereby irrevocably subscribes to purchase ________ shares of the Cooperative's Class A Preferred Stock ($100.00 per share stated value) (the "Shares") at a purchase price of $100.00 per Share.

2. Subject to Acceptance: Investor understands that this Agreement does not constitute an offer by the Cooperative to sell Shares, but is merely a request for information and that Cooperative reserves the right to accept or reject, in whole or in part, any subscription stated in this Agreement at the sole discretion of Cooperative's board of directors. Acceptance by Cooperative to be evidenced by the signature of an authorized officer to this Agreement after approval by the board.

3. Payment. A check made payable to the Cooperative in full payment for the Shares is enclosed. The undersigned hereby authorizes the Cooperative to apply the enclosed check to the purchase price of the Shares.

4. Registration. The undersigned requests the Shares be registered as follows:

   ____
   (Name in which Shares are to be Held)

   with title to be held as follows:
   ________Individual Ownership
   ________Tenants in Common (Each Owner must sign)
   ________Joint Tenants With Right of Survivorship (Each Owner must sign)
   ________Trust
   ________Corporation
   ________Partnership
   ________Limited Liability Company
   ________Other (Describe ________________________________)

8. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota.

IN WITNESS WHEREOF, Investor has executed this Agreement this _____ day of _____________, _______ and the representation attachment.

Signature for Entity Investors - Corporations, partnerships, LLCs

____
(Print Name of Entity)

By______________________________
(Signature)

____
(Print Name)

____
(Title)

____
(Address)

____

Signature for Individual or Joint Investors

____
(Signature)

____
(Print Name)

____
(Address)

____

Joint Investor (if applicable)

____
(Signature)

____
(Print Name)

____
(Address)

____

Note: The address given above must be the residence or business office address of the Purchaser. Post office and other addresses will not be accepted.

ACCEPTANCE

AG PARTNERS COOP hereby accepts the Investor's subscription for Shares as stated above.

ACCEPTED this _______________ day of ___________________, ___________.

By: ______________________________ (Title) ______________________
(Signature)

WINONA RIVER & RAIL, INC.
FERTILIZER HANDLING AND STORAGE AGREEMENT

AGREEMENT made and entered into this 20th day of May, 2004, by and between Winona River and Rail, Inc. located at 1000 E Third St., Winona, MN 55987 (hereinafter "Terminal"), Ag Partners Cooperative with a mailing address of PO Box 218, Goodhue, MN 55027, (hereinafter referred to as "Ag Partners").

WHEREAS, Terminal owns and operates a facility located at 1000 E Third St., Winona, MN 55987 for the handling and long term storage of dry and liquid fertilizers (hereinafter "Product") as specified on **Exhibit A** attached hereto and incorporated herein, and has the technical capability to perform the services hereinafter set forth; and

WHEREAS, Ag Partners is in the business of marketing the fertilizer Product specified in **Exhibit A** and desires to avail itself of long-term storage and handling for its Product.

NOW THEREAFTER, in consideration of the mutual covenants and undertakings contained herein, the parties hereto agree as follows:

1. **STORAGE TERM:**

a. Initial Term and Commencement Date. The initial term of this Agreement will be a period of five (5) years commencing July 1, 2004 and terminating June 30, 2009.

b. Renewal Term. The parties understand that the Agreement will automatically renew for one (1) additional five (5) year term commencing at the conclusion of the initial term, unless either party notifies the other of its intent not to renew. In the event either party elects not to renew the Agreement for the additional five (5) year term, it shall provide written notice to the other party of such intent at least sixty (60) days prior to expiration of the initial term. Payments required during the initial term and renewal period hereunder shall be adjusted periodically as set forth hereinafter. All terms and conditions of this Agreement shall remain in full force and effect during the renewal period.

c. Termination. Either party may terminate this Agreement on ten (10) days notice should the other party fail to pay its debts as they come due, become insolvent, go into bankruptcy, voluntary or involuntary, or be placed in the hands of a receiver. Also, either party may terminate this Agreement upon thirty (30) days written notice to the other party in the event of merger, acquisition or more than a five percent change in ownership of the other party. Upon termination, Ag Partners shall remove remaining Product from Terminal's storage within sixty (60) working days following the effective termination date. Termination of this Agreement shall not affect the rights or obligations theretofore accrued.

2. **PAYMENTS:**

a. Monthly Payments. As payment for services and storage space commitment at Terminal for the Product tonnage identified on **Exhibit A,** Ag Partners shall pay Terminal during the initial and renewal terms of this Agreement monthly payments, as adjusted periodically, in the amount set forth on **Exhibit A,** such payments to made in advance of the first day of each month of the initial term and any such renewal period.

3. **PRODUCT HANDLING AND STORAGE:**

Consistent with the storage commitment levels set forth on **Exhibit A**, when and as requested by Ag Partners, Terminal shall receive, unload, store, and reload Product supplied by Ag Partners. Terminal shall furnish all equipment, personnel and facilities necessary to receive, unload, store and load-out Product furnished by Ag Partners. During the peak fertilizer season, and subject to mutual agreement these services will be handled on a case by case basis for Product which arrives by trucks and railcars, original and certified bill of lading weights will be accepted by Terminal in order to establish inventory; provided, however, that all shipment may be checked, over Terminal's scales, and any significant discrepancy will be immediately reported so that inventory responsibility can be established promptly. Except as otherwise agreed, Terminal, in its sole discretion, will determine the appropriate handling instructions for Ag Partner's Product. Unless agreed otherwise, Ag Partner's Product will be mixed or commingled with materials owned by other third parties. In its sole discretion, Terminal reserves the right to refuse to accept Product which it reasonably believes is adulterated or otherwise noncompliant with the Product description set forth on **Exhibit A** attached. Alternatively, should Terminal accept noncompliant Product, it reserves the right to independently test and analyze Product for compliance hereunder.

4. **HANDLING INSTRUCTIONS:**

Ag Partners may furnish Terminal, and Terminal agrees to observe in the performance of this Agreement, instructions which shall cover, but not necessarily be limited to, the following subject matter:

a. Notice to be given Terminal prior to deliveries and requests for shipment by Ag Partners;

b. A list of names and addresses of persons authorized by Ag Partners to give shipping orders and to receive invoices;

c. The use of forms dealing with inventory control, shipping and receiving reports.

5. **REPORTS:**

Within ten (10) days from the end of each month, Terminal will provide Ag Partners with a beginning inventory, a record of all shipments made and received, an ending inventory and, if applicable, an invoice for monthly terminaling charges. "Out" shipments made each day shall be reported on forms to be provided by Ag Partners and mailed to Ag Partners within 24 hours of shipment, together with appropriate copies of bills of lading or appropriate shipping documents.

6. **TITLE:**

Title to all Product delivered by Ag Partners to Terminal shall remain at all times with Ag Partners. Terminal shall have no title lien or other interest of any kind whatsoever in or to the Product, and agrees, for the purpose of evidencing Ag Partner's title, to join Ag Partner's in executing one or more financing statements or lien waivers as Ag Partners may require in order that Ag Partners may file such financing statements with proper state authorities or its creditors. The execution and filing of such financing statements or lien waivers is to afford Ag Partners protection against Terminal's creditors and shall not indicate an intention to pass title to Ag Partner's property. Ag Partners shall be responsible for all ad valorem taxes on Product, and upon reasonable notice, Ag Partners may take physical possession of all or part of Product.

7. **RISK OF LOSS; SHRINKAGE:**

The relationship of Ag Partners to Terminal hereunder shall be that of Bailor and Bailee, respectively. The bailment created by this Agreement shall require Terminal "Bailee" to exercise reasonable care when dealing with Ag Partner's Products in order to avoid loss, contamination or dilution. Said Product shall be subject to an actual shrinkage allowance not to exceed three quarters of one percent (0.75%) of the amount of the total inbound Product tonnage. Terminal shall promptly reimburse Ag Partners at the time of any audit as provided for herein the then effective Ag Partners wholesale published price of the Product lost or damaged.

8. **AUDIT:**

Ag Partners shall have the right to audit the records of Terminal with regard to its Product and enter Terminal's property in order to take a physical inventory of its Product during the term of this contract during normal business hours upon a 24-hour notice.

9. **FORCE MAJEURE:**

Neither party to this Agreement will be liable for failure to perform or delay in performance of any of its obligations hereunder (except any obligation to make payments hereunder) when that failure is caused by an act of God or public enemy, quarantine, authority of law, governmental requirement or restriction, strike, lockout, labor difficulty, injunction, riot, flood, fire, tornado, explosion, accident, breakage of machinery or apparatus, inability to obtain fuel, power or raw materials or any other cause beyond the reasonable control of the parties.

10. **INDEPENDENT CONTRACTOR:**

In the performance of this Agreement, Terminal will not be under Ag Partner's direction or control as to the persons engaged by Terminal to assist in said performance, or as to the means and methods employed by Terminal in accomplishing said performance except as stated in the written procedures and instructions provided for in Paragraph 4 above; Terminal's responsibility to Ag Partners being only for results in accordance with arrangements set forth herein. All employees, agents or other representatives engaged by Terminal in connection with the performance of this Agreement will be of Terminal's selection, for Terminal's own account and at Terminal's own expense, and the terms and tenure and hours of their employment and their wages or salaries shall be under Terminal's exclusive control and direction at all times. Terminal shall be considered an independent contractor for purposes of this Agreement.

11. **INSURANCE:**

Terminal shall procure and maintain such worker's compensation insurance covering its employees as may be required by law or employer's liability insurance in the amount of $300,000 per accident and comprehensive general liability insurance with limits of not less than $2,000,000 for bodily injury and property damage, with Ag Partners named as an additional insured on the CGL policy. Terminal shall further procure and maintain a certificate evidencing its current policy of insurance covering loss or damage to Product. Such insurance shall be maintained during the term of this Agreement, and such certificate shall indicate that at least ten (10) days written notice shall be given Ag Partners prior to cancellation. Evidence of such insurances will be furnished upon request by Ag Partners.

12. **INDEMNIFICATION:**

Each party (the "Indemnitor") shall indemnify, defend and hold harmless the other (the "Indemnitee") from and against any and all claims, demands, actions, suits, causes of action, damages and expenses (including, but not limited to, expenses of investigation, settlement, litigation and attorney's fees incurred in connection therewith) arising out of or resulting from (i) the breach by the Indemnitor of any representation or warranty made or given by the Indemnitor herein or any other term or condition therein to be performed by the Indemnitor, or (ii) the negligence or willful misconduct of the Indemnitor, its nominees, agents, employees, contractors, or representatives.)

13. **COMPLIANCE WITH LAWS:**

Each party shall, in the performance of work or services under this Agreement, fully comply with all applicable national, state and local laws, rules, regulations, and ordinances.

14. **ASSIGNMENT:**

This Agreement shall not be assigned by either party without the written consent of the other party, which shall not be unreasonably withheld.

15. **MISCELLANEOUS:**

This Agreement and the agreements referred to herein comprise the entire agreement between the parties relating to the subject matter hereof and there are no agreements, understandings, conditions, warranties or representations concerning the subject matter hereof which are not set forth or referred to herein. This Agreement can be amended or modified only in writing signed by both parties, which specifically states that it is an amendment of this Agreement. Headings are for reference only, and do not affect the meaning of any paragraph. Any provision of this Agreement is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law, which renders any provision hereof prohibited or unenforceable in any respect. This Agreement shall be subordinate to any present or future mortgage of Terminal's interest in the real estate applicable hereunder and this Agreement shall be governed in all respects, including, but not limited to, interpretation and performance, by the laws of the State of Minnesota without giving effect to the choice of laws rules thereof.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year written.

WINONA RIVER & RAIL, INC "TERMINAL"	AG PARTNERS COOPERATIVE "AG PARTNERS"
By: Jeffrey A Kuhn	By: Greg [illegible]
Title: Vice President	Title: Gen Mgr
Signature: [signature]	Signature: [signature]

EXHIBIT A

1. **PRODUCT:** This Agreement covers the following Product(s):

   A. Urea, 46-0-0:

2. **STORAGE SPACE COMITMENT BY PRODUCT:**

   A. Urea, 46-0-0: 9000 ton storage.

3. **PAYMENT/COMPENSATION BY PRODUCT:**

   A. **MONTHLY PAYMENTS:**

   1. Urea: Ag Partners to pay WRR $9843.75 per month lease and handling, which is based on 13,500 tons at $8.75/ton.

This Exhibit A supersedes any prior executed Exhibit A's and shall be attached to, and incorporated in the Winona River & Rail, Inc. Fertilizer Handling and Storage Agreement dated May 20, 2004. All other terms and conditions shall remain in full force and effect.

Dated this 20th day of May, 2004

WINONA RIVER & RAIL, INC

By: Jeffrey A. Kuhn

Title: Vice President

Signature: [signature]

AG PARTNERS COOPERATIVE

By: [signature]

Title: [handwritten, illegible]

Signature: ______________

Lease Agreement and Disclosure Statement

Consumer Lease — Plain Language

128881
115103

Date 15 SEP 2005

INDIVIDUAL CLOSED END

Lease No. ____

NOTICE: See other side for important information

1. (a) LESSOR (called "You" or "Your")

Name KUEHN MOTOR LEASING, INC
Address 2901 PENNINGTON CT NW
City ROCHESTER State MN Zip Code 55901

LESSEE (called "I", "Me" or "My")

Name AG PARTNERS COOP
Address 1ST & BROADWAY
City GOODHUE State MN Zip Code 55027

(b) I agree to lease from you and you agree to lease to me the vehicle described below on the terms and conditions set forth in this Lease Agreement.

2. Description of Leased Vehicle

Year 2006 Make CHEVROLET Model SILVERADO 2 Body Style 4X4 PICKUP Serial No. 1GCHK24U96E118436

Accessories & Special Equipment

- ☐ CID Cyl. Engine
- ☐ Automatic Transmission
- ☐ Radio
- ☐ Air Conditioning
- ☐ Tinted Glass - All
- ☐ Tinted Windshield
- ☐ Power Steering
- ☐ Power Brakes
- ☐ Power Windows
- ☐ Power Seat
- ☐ Sure Grip Diff.
- ☐ Undercoating
- ☐ Wheel Covers
- ☐ Vinyl Roof/Roof Rack
- ☐ Auto Speed Control
- ☐ Outside Mirror - Remote
- ☐ Tires ____
- ☐ ____
- ☐ ____
- ☐ ____

Vehicle to be Delivered at and Returned to: Address 5020 HWY. 52 NO. City ROCHESTER State MN

3. (a) Initial Charges:
   - (1) Capitalized Cost Reduction $ N/A
   - (2) Trade-in Allowance $ N/A
   - (3) Taxes on Capitalized Cost Reduction/Trade-in $ N/A
   - Total $ N/A

   (b) Other Charges Due at Inception:
   - (1) Partial Monthly Lease Payment (for the period ____ to ____) $ N/A
   - (2) First Full Monthly Lease Payment $ 641.00
   - (3) Refundable Security Deposit $ N/A
   - (4) License, Title and Registration Fees $ 161.17
   - (5) Taxes $ N/A
   - (6) Other ____ $ N/A
   - Total $ 802.17

   Total Payment Due Before or at Time of Delivery of Vehicle (a) + (b) $ 802.17

4. Monthly Payment Detail:
   - (a) Basic Monthly Lease Payment (including Sales or Use Tax) $ 607.58
   - (b) Insurance charge $ N/A
   - (c) Maintenance charge $ N/A
   - (d) License charge $ N/A
   - (e) Other Taxes $ 33.42
   - (f) Other $ N/A
   - Total Monthly Payment $ 641.00

5. Term of Lease: 24 Months.
   The first monthly payment is payable before or at time of delivery of vehicle. Subsequent monthly payments are payable in advance on the 1st day of each month thereafter.

6. Total of Monthly Payments.
   641.00 Total Monthly Lease Payment (Item 4) $ 15384.00
   × 24 Months

7. Total of other charges payable to Lessor:
   - ☐ Disposition $ N/A
   - ☐ Maintenance $ N/A
   - ☐ ____ $ N/A
   - Total $ N/A

8. Fees and Taxes. Total estimated cost during the Lease Term for official fees, registration, certificate of title, license fees and taxes. Licenses and taxes will be paid as indicated.

Provided by You		Provided by Me
☐	State License	X
☐	Sales Tax	X
☐	State Excise Tax	X
☐	Personal Property	X
☐	All other Taxes	☒

$ N/A

9. Insurance:
   (a) The following types and amount of insurance will be provided by the person indicated in connection with this Lease.

Provided by You		Provided by Me
☐	Fire, Theft & Comprehensive	X
☐	Collision ($____) deductible	X
☐	Public Liability ($____)	X
☐	Property Damage ($____)	X
☐	Other	☐

(b) Total Premium Cost $ N/A

10. Estimated Wholesale Value of the vehicle at the end of the Lease Term $ ~~14000.00~~
11. Premature Termination Factor ____
12. Annual Mileage Allowance: ____ Miles.
13. Excess Mileage Charge per Mile. $ ____
14. Monthly Late Charge $ ____

20,000

6

18

10.00

15. Lease Term. This Lease will begin when the vehicle is delivered to Me and will continue for the number of months shown in Item 5.

16. Delivery of Vehicle. I will take delivery of the vehicle at the location shown in Item 2.

17. Agreement of Leasing. I acknowledge that this is an agreement of Lease and not of sale and that neither I nor any person asserting a claim based upon My rights will have rights other than My rights in this agreement.

18. X No Option to Buy. I acknowledge that I will not become the owner of the vehicle by fulfilling all of My obligations under this agreement and that I have no rights to buy the vehicle from You. HAS OPTION TO BUY

19. Lease Payments. I will pay to You in advance, the Total Monthly Payment in the amount shown in Item 4. Payments are due on the 1st day of each month. I will pay the full amount of the Total Monthly Payment without any deduction, even if You owe Me money. If the delivery date is other than the 1st of the month I will pay a Partial Lease Payment based on the actual number of days remaining in the month.

20. Late Payments. When any payment is not paid by the 10th day of the month for which it is due, I will pay the amount shown in Item 14 as the Monthly Late Charge in addition to the regular monthly payment. By specifying or accepting late payments or charges, You do not give up or change any of Your rights under this Agreement.

21. Insurance. You and I will arrange insurance coverage for the vehicle as indicated in Item 9 and maintain that insurance coverage for the duration of the Lease. All insurance policies will be endorsed to protect, as their interests may appear, You, Me, and any other person having an interest in the vehicle. Both You and I and anyone under our control, must comply with all the terms and conditions of the insurance policy, including the immediate reporting of all accidents to both You and the Insurance Company. LIABILITY INSURANCE COVERAGE FOR BODILY INJURY AND PROPERTY DAMAGE CAUSED TO OTHERS IS NOT INCLUDED UNLESS ITEM 9 SHOWS THAT PUBLIC LIABILITY INSURANCE IS TO BE PROVIDED BY EITHER YOU OR ME.

22. Insurance Provided By You. You are not an insurance agent or broker. But if I request that insurance premium costs be included in the Total Monthly Payments or if I do not keep adequate insurance in force, then You may submit an application for insurance in My name. I agree to pay the premium for any such insurance to You as additional rent. These payments are subject to increase if the cost of the insurance rises. When these charges increase, I may provide insurance coverage if I wish.

If You believe that the vehicle is exposed to extremely high risks or if the insurer cancels its policies covering the vehicle, then You may require that I obtain insurance coverage for the vehicle. If I am required to obtain such insurance, then the Total Monthly Payments will be appropriately adjusted to reflect this.

23. Insurance Provided By Me. You will be named as an additional insured and loss payee on all insurance policies. Before the vehicle is delivered to Me, I will provide proof of insurance to You. The insurance policy will be endorsed to provide that the insurer will notify You if the insurance is modified or cancelled. The insurance obtained and the insurer must be acceptable to You.

24. Taxes, Licensing and Registration. I will pay all taxes, government assessments, fees and charges associated with the vehicle other than those indicated in Item 8 to be paid by You.

25. Additional Rent. I will pay as additional rent a mileage charge in the amount shown in Item 13 for mileage in excess of the Annual Mileage Allowance shown in Item 12, and for the cost of repairing any unreasonable wear and use of the vehicle as described in Item 26.

26. Standards for Wear and Use. Minor bumper scratches, dents, stone chips, body scratches and paint chips on side that do not indicate contact with a foreign object are considered normal wear for the exterior. Alterations (such as hole drilling, etc.) due to the installation by Me of trailer hitches, signs accessories, etc. body hits or severe scratches which require sheet metal work and/or repainting to make the vehicle acceptable, damaged windshield or other glass, bumper damage of collision severity, improper body repair work and/or poorly matching paint, severe collision damage are all not acceptable and not considered normal wear. Carpet and trim wear proportionate to the mileage, minor scratches and stains are normal wear for interior. Damage caused by installation of accessories, severely scratched or damaged mouldings or instrument panel, permanently stained or damaged trim and carpets are not acceptable and not considered normal wear. At lease termination and vehicle turn in time, the vehicle must have all original equipment, including the original equipment tires. The vehicle must be in satisfactory operating condition, including engine, drive train, brakes and steering. All replacement parts or equipment must be genuine manufacturer's parts or equipment for the above make vehicle. The vehicle must be protected with glycol-type antifreeze with rust inhibitor to at least minus 20 degrees Fahrenheit at time of turn in. Tires should have at least ⅛" of measurable original tread remaining and must be identical with original equipment. Off-brand or 2nd line tires are not acceptable replacements. Tire wear must be proportionate to the mileage. Failure to maintain proper wheel alignment or severe wear not proportionate to mileage is not considered normal wear. You and I or our agents, shall inspect the returned vehicle and provide a jointly signed report on the condition of the vehicle.



DEERE CREDIT, INC. LEASING PLAN
THE LEASE LISTED BELOW HAS BEEN ACCEPTED.

RUN DATE
11MAY05

AG PARTNERS COOP - LC WAYNE
PO BOX 218
GOODHUE, MN 55027

CO-LESSEE OR CONTACT:
SEE CONTRACT FOR DETAILS

CONTRACT DETAILS:

001-0063346-002 - CONTRACT NUMBER
411833687 - TAX ID OR SSN
21APR05 - LEASE BEGIN DATE
21NOV08 - LEASE MATURITY DATE
0005-000503 - DEALER NUMBER
ANNUAL - PAYMENT FREQUENCY
21ST - PAYMENT DUE DAY
EQUIPMENT - SEE CONTRACT FOR DETAILS

INSURANCE:

0.00 - NON-SENTRY INS.
. - INS. EFFECTIVE DATE
. - INS. EXPIRATION DATE

MAKE PAYMENTS TO:

JOHN DEERE CREDIT
P.O. Box 4450
CAROL STREAM IL 60197-4450

EQUIPMENT LOCATION (2):

1ST AND BROADWAY
GOODHUE, MN 55027
(2) USED FOR SALES, PROP. AND RENTAL TAX.

LEASE DEALER OR ORIGINATOR:

NATIONAL SALES - NAT'L ACCTS
4401 BLAND ROAD
SUITE 200
AA RALEIGH, NC 27609

* FOR INQUIRIES PLEASE CALL 800-275-5322
* THANK YOU FOR DOING BUSINESS WITH DEERE CREDIT, INC.



Master Lease Agreement

Agreement No.	0063346

Lessee:	AG PARTNERS COOP 1ST AND BROADWAY, , GOODHUE, MN 55027
Lessor:	DEERE CREDIT, INC. 6400 NW 86TH ST. PO BOX 6600, JOHNSTON, IA 50131-6600

This Master Lease Agreement ("Master Agreement") is entered into between Deere Credit, Inc., as Lessor ("we", "us" or "our"), and the lessee and any co lessee identified below ("you" or "your"). "Schedule" shall mean any Lease Schedule signed by you and us, which incorporates the terms of this Master Agreement. "Lease" shall mean this Master Agreement and any Schedule.

TERMS AND CONDITIONS

1. Lease Term; Payments. You agree to lease from us the property ("Equipment") described in each Schedule for the Lease Term. The Lease Term will begin on the Lease Term Start Date and end on the Lease Term End Date. All attachments and accessories itemized on the Schedule and all replacements, parts and repairs to the Equipment shall form part of the Equipment. A Schedule is not accepted by us until we sign it, even if you have made a payment to us. You agree to remit to us the Lease Payments indicated in the Schedule and all other amounts when due and payable each Billing Period, even if we do not send you a bill or an invoice. YOUR PAYMENT OBLIGATIONS ARE ABSOLUTE AND UNCONDITIONAL, AND ARE NOT SUBJECT TO CANCELLATION, REDUCTION OR SETOFF FOR ANY REASON WHATSOEVER. For any payment which is not received by its due date, you agree to pay a late charge equal to 4% of the past due amount (not to exceed the maximum amount permitted by law) as reasonable collection costs, plus interest from the due date until paid at a rate of 1.5% per month, but in no event more than the maximum lawful rate. Restrictive endorsements on checks you send us will not change or reduce your obligations to us. If a payment is returned to us by the bank for any reason, you agree to pay us a fee of $25.00, or the maximum amount permitted by law, whichever is less. Lease Payments and other payments may be applied, at our discretion, to any obligation you may have to us or any of our affiliates. If the total of all payments made during the Lease Term (and any Renewal Term), exceeds the total of all amounts due under the Lease by less than $25.00, we may retain such excess.

2. Security Deposit. If the Schedule provides for a Security Deposit, the Security Deposit will be held by us in a non-interest bearing account, commingled with other funds. We may apply the Security Deposit to any amounts due under the Lease and, if we do so, you agree to promptly remit to us the amount necessary to restore the Security Deposit to the original amount. The Security Deposit will be returned to you within thirty days of termination of a Schedule and final inspection by us, provided you are not in default.

3. Taxes. You agree to pay us when invoiced, all sales, use, rental, gross receipts and all other taxes which may be imposed on the Equipment or its use. You agree, at our discretion, to either (a) reimburse us annually for all taxes and governmental charges associated with the ownership, use or possession of the Equipment including, but not limited to, personal property and advalorem taxes ("Property Taxes"), or (b) remit to us each Billing Period our estimate of the pro-rated equivalent of such Property Taxes. If the estimated Property Taxes paid by you are greater than or less than the Property Taxes paid by us, no adjustment will be made. Taxes do not include those measured by our net income. You agree to pay us an administrative fee for the processing of taxes, assessments or fees which may be due and payable under the Lease. If applicable law requires tax returns or reports to be filed by you, you agree to promptly file such tax returns and reports and deliver copies to us. You agree to keep and make available to us all tax returns and reports for taxes paid by you.

4. Security Interest; Missing Information. We are the owner of the Equipment and you have the right to use the Equipment under the terms of the Lease. If a Schedule is deemed to be a secured transaction and not a lease, you (a) grant us a security interest in the Equipment (and all proceeds) to secure all of your obligations under the Lease and any other obligations, which you may have, to us or any of our affiliates, and (b) authorize us to file financing statements naming you as debtor. Upon exercise of any Purchase Option Price, we will release our security interest in the Equipment provided you have remitted the Purchase Option Price to us and no event of default has occurred and is continuing. You agree to keep the Equipment free and clear of liens and encumbrances, except those in our favor, and promptly notify us if a lien or encumbrance is placed or threatened against the Equipment. You irrevocably authorize us, at any time, to (a) insert or correct information on the Schedules, including your correct legal name, serial numbers and Equipment descriptions; (b) submit notices and proofs of loss for any required insurance; and (c) endorse your name on remittances for insurance and Equipment sale or lease proceeds.

5. Equipment Maintenance, Operation and Use. You agree to (a) USE THE EQUIPMENT ONLY FOR AGRICULTURAL, BUSINESS OR COMMERCIAL PURPOSES AND NOT FOR PERSONAL, FAMILY OR HOUSEHOLD PURPOSES; (b) not move the Equipment to another county or state without notifying us within 30 days; (c) operate and maintain the Equipment in accordance with all (1) laws, ordinances and regulations, (2) manuals and other instructions issued by the manufacturer(s) and supplier(s) and (3) insurance policy terms and requirements; (d) perform (at your own expense) all maintenance and repairs necessary to keep the Equipment in as good a condition as when delivered to you, reasonable wear excepted; (e) not install any accessory or device on the Equipment which affects the value useful life or the originally intended function or use of the Equipment in any way, unless it can be removed without damaging the Equipment; (f) allow us and our agent(s) to inspect the Equipment and all of your records related to its use, maintenance and repair, at any reasonable time; (g) keep any metering device installed on the Equipment connected and in good working condition at all times; (h) affix and maintain, in a prominent place on the Equipment, any labels, plates or other markings we may provide to you; and (i) not permit the Equipment to be used by, or to be in the possession of, anyone other than you or your employees.

6. Insurance. You agree, at your cost, to (a) keep the Equipment insured against all risks of physical damage for no less than its Termination Value (as such term is defined in Section 8 below), naming us (and our successors and assigns) as sole loss payee; and (b) maintain public liability insurance, covering personal injury and property damage for not less than $1,000,000 per occurrence, naming us (and our successors and assigns) as additional insured. All insurance must be with companies and policies acceptable to us. Your obligation to insure the Equipment continues until you return the Equipment to us and we accept it. Each insurance policy must provide that (A) our interest in the policy will not be invalidated by any act, omission, breach or neglect of anyone other than us; and (B) the insurer will give us at least 30 days prior written notice before any cancellation of, or material change to, the policy.

Unless you provide us with evidence of the required insurance coverages, we may purchase insurance, at your expense, to protect our interests in the Equipment. This insurance may not (1) protect your interests; or (2) pay any claim that you make or any claim that is made against you in connection with the Equipment. You may later cancel any insurance purchased by us, but only after providing us with evidence that you have obtained the insurance required by the Lease. The cost of the insurance may be more than the cost of insurance you may be able to obtain on your own.

7. Loss or Damage. Until the Equipment is returned to us in satisfactory condition, you are responsible for all risk of loss and damage, loss, theft, destruction or seizure of the Equipment (an "Event of Loss"). You must promptly notify us of any Event of Loss. If the Equipment can be repaired or replaced, you agree to promptly repair or replace the Equipment, at your cost, and the terms of the Lease will continue to apply. If the Equipment cannot be repaired or replaced, you agree to pay us, within 10 days of the Event of Loss, its Termination Value as of the day before such Event of Loss occurred. Upon receipt of the Termination Value, we will transfer to you (or the insurance company) all of our right, title and interest in such item(s) of Equipment (each, an "Item") AS-IS, WHERE-IS, WITHOUT ANY WARRANTY AS TO CONDITION OR VALUE. All insurance proceeds must be paid directly to us, and we may apply any excess insurance proceeds to any other amounts you owe us or any of our affiliates.

8. Early Termination. If you request, and we agree to, a termination of a Schedule before the expiration of its Lease Term, you agree to (a) deliver the Equipment to us at the time and place we choose; and (b) if the net proceeds we receive from any sale, lease or other disposition of the Equipment (after deducting all of our costs and expenses) is less than the Termination Value, remit to us the difference. The "Termination Value" of any Item of Equipment shall be the greater of Fair Market Value or Net Book Value as of the date of determination of any early termination, loss or default. "Fair Market Value" or "FMV" is (1) the value that would be obtained in an arm's length sale of that Item between an informed and willing seller under no compulsion to sell (but with no deduction for shipping costs), and an informed and willing buyer, as estimated by us; plus (2) the estimated cost to repair and refurbish the Item so that it is in satisfactory condition, as described in Section 9. "Net Book Value" for any Item is the sum of (1) all Lease Payments and any other amounts then due and payable to us; plus (2) the present value of all remaining Lease Payments and other amounts, discounted at the Internal Rate of Return or, if a discount rate is set forth in the applicable Schedule, such discount rate (the "Discount Rate"); plus (3) the unamortized amount of our indirect costs of originating and administering the applicable Schedule; plus (4) the present value of the Purchase Option Price (or, if there is no Purchase Option Price,

ADDITIONAL TERMS AND CONDITIONS OF AGREEMENT

the residual value that we assumed in calculating Lease Payments), discounted at the Discount Rate. "Internal Rate of Return" shall be calculated using standard finance techniques with the Equipment Cost, Lease Payments, Lease Term and Purchase Option Price (or residual value assumption) as the variables.

6. Return of Equipment. If a Schedule is terminated for any reason and you do not (a) return the Equipment to us, (b) exercise any Purchase Option, or (c) exercise any Renewal Option, you agree to remit to us, until such time as the Equipment is returned to us in accordance with the provisions of this Section, lease payments each month equal to the higher of (i) the monthly fair market rental value of the Equipment, as determined by us in our sole discretion, or (ii) the monthly Lease Payment set forth in the Schedule (or the monthly lease payment equivalent if the Lease Payments are other than monthly (e.g., for annual Lease Payments, the monthly lease payment equivalent would be calculated by dividing the annual Lease Payment by 12)). All Equipment must be returned to the place designated by us, at your expense and in satisfactory condition, along with all use, maintenance and repair records. Equipment is in satisfactory condition if it is in as good a condition as when the Equipment was delivered to you, reasonable wear excepted, and conforms to the standards of any Equipment Return Provisions incorporated into the Lease.

7. Default. You will be in default if: (a) you fail to remit to us any Lease Payment or other payment when due; (b) you breach any other provision of the Lease and such default continues for 10 days; (c) you remove any Equipment from the United States; (d) a petition is filed by or against you or any guarantor under any bankruptcy or insolvency law; (e) a default occurs under any other agreement between you (or any of your affiliates) and us (or any of our affiliates); (f) you or any guarantor merges with or consolidates into another entity, sells substantially all its assets, dissolves or terminates its existence, or (if an individual) dies; or (g) you fail to maintain the insurance required by Section 6. Time is of the essence under the Lease.

8. Remedies. If a default occurs, we may do one or more of the following: (a) require you to return the Equipment in the manner outlined in Section 9, or take possession of the Equipment; (b) recover from you, AS LIQUIDATED DAMAGES FOR LOSS OF BARGAIN AND NOT AS A PENALTY (i) if the Equipment is so returned, the sum of (1) all Lease Payments and any other amounts then due and payable to us; plus (2) the present value of all remaining Lease Payments and other amounts, discounted at the Discount Rate; plus (3) the unamortized amount of our indirect costs of originating and administering the applicable Schedule (the "Default Amount"), or (ii) if the Equipment is not so returned, the Termination Value as of the date of such default; (c) lease or sell the Equipment or any portion thereof at a public or private sale and apply the net proceeds we receive from any sale, lease or other disposition of the Equipment (after deducting all of our costs and expenses) to the Default Amount, with you remaining liable for any deficiency; (d) declare any other agreements between you and us (or any of our affiliates) in default; (e) terminate any of your rights (but none of your obligations) under any Lease and any other agreement between you and us (or any of our affiliates); (f) charge you for the expenses incurred in connection with the enforcement of our remedies including, without limitation, repossession, repair and collection costs, attorneys' fees and court costs; (g) exercise any other remedy available at law or in equity; and (h) take on your behalf (at your expense) any action required by the Lease which you fail to take. These remedies are cumulative, are in addition to any other remedies provided by law, and may be exercised concurrently or separately. Any failure or delay by us to exercise any right shall not operate as a waiver of any other right or future right.

9. Assignment. You will not assign, pledge or otherwise transfer any of your rights or interests in the Lease or any Equipment without our prior written consent. Any assignment without our consent will be void. The Lease shall be binding upon any successor or permitted assignee. We may assign the Lease or our interest in the Equipment at any time without notice to you and without your consent. We may provide information about you to any prospective assignee or participant. You agree not to assert against our assignee any claims, offsets or defenses which you may have against us.

10. Indemnity. You are responsible for all losses, damage, claims, infringement claims, injuries to or the death of an individual, and attorneys' fees and costs ("Claims"), incurred or asserted by any person, in any manner related to the Equipment or the lease thereof, including its use, condition or possession. You agree to defend and indemnify us, and hold us harmless, against all Claims, although we reserve the right to control the defense and to select or approve defense counsel. You will promptly notify us of all Claims made. Your liability under this Section is not limited to the amounts of insurance required under the Lease. This indemnity continues beyond the termination of a Schedule, for acts or omissions which occurred during the Lease Term.

11. Representations and Warranties. You represent and warrant to us as of the date of this Master Agreement and of each Schedule, and covenant to us so long as the Lease is in effect, that: (a) you will not change your name without giving us at least 30 days' prior written notice; (b) each document you sign and deliver to us is duly authorized, executed and delivered by you, and is your valid, legal and binding agreement enforceable in accordance with its terms; (c) execution, delivery and performance by you of any Lease does not and will not (1) violate any applicable law, (2) breach any order of court or other governmental agency or of any undertaking you are a party to or by which you or any of your properties are bound; (d) you will comply with all applicable laws, ordinances and regulations; (e) all information you have given to us is true, accurate and complete; and (f) since the date of the most recent financial information given to us, no material adverse change in your business, assets, or prospects has occurred. You will promptly deliver to us such financial statements, reports and other information as we may request.

Unless you are an individual, you also represent and warrant to us that: (a) you are and will remain duly organized, validly existing and in good standing under the laws of your jurisdiction of organization; (b) you are qualified to do business under the laws of all other jurisdictions where qualification is required or advisable; (c) you will not change your jurisdiction of organization or organization type without at least 30 days' prior written notice to us; and (d) the execution, delivery and performance by you of the Lease will not breach any provision of your organizational documents.

12. Governing Law; Jurisdiction; Venue. EACH LEASE WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF IOWA, WHERE THIS MASTER AGREEMENT IS ACCEPTED AND ENTERED INTO, except for its conflict of laws provisions. You irrevocably submit to the non-exclusive jurisdiction and venue of federal and state courts located in Des Moines, Iowa and will not claim it is an inconvenient forum for legal action. YOU AND WE IRREVOCABLY WAIVE ANY RIGHT YOU AND WE MAY HAVE TO A JURY TRIAL.

13. Miscellaneous. WE HAVE NOT MADE, AND DO NOT MAKE, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE EQUIPMENT'S MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, SUITABILITY, OR OTHERWISE. WE ARE NOT LIABLE FOR CONSEQUENTIAL OR SPECIAL DAMAGES. You acknowledge that no supplier or dealer of the Equipment is an agent of ours, or authorized to act for or bind us. You agree not to withhold any amount you owe us if you believe you have a claim against us, or any Equipment supplier(s) or manufacturer(s), but to pursue that claim independently. Any claim you have against us must be made within two years after the event that caused it. All notices must be in writing and will be deemed given 5 days after mailing to the intended recipient at its address indicated above, unless changed by a notice given in accordance with this Section. Each Lease supersedes and replaces all prior understandings and communications (oral or written) concerning the subject matter thereof. No part of any Lease can be amended, waived or terminated except by a writing signed by both you and us. Any part of this Master Agreement may be signed in separate counterparts that, together, will constitute one document. If a court finds any part of this Master Agreement to be invalid or unenforceable, the remainder of this Master Agreement will remain in effect. You permit us to monitor and record telephone conversations between you and us. All of our rights under each Lease shall remain in effect after the expiration of the Lease Term or termination of the Schedule.

THE TERMS OF THIS MASTER AGREEMENT SHOULD BE READ CAREFULLY BEFORE SIGNING BECAUSE ONLY THESE WRITTEN TERMS ARE ENFORCEABLE. NO OTHER TERMS OR ORAL PROMISES MAY BE LEGALLY ENFORCED. BY SIGNING THIS MASTER AGREEMENT, YOU AGREE TO THE TERMS ON BOTH APGES 1 AND 2. THIS MASTER AGREEMENT IS THE COMPLETE AND EXCLUSIVE STATEMENT OF THE AGREEMENT BETWEEN YOU AND US, EXCEPT AS WE MAY LATER AGREE IN WRITING TO MODIFY IT.

LESSEE	AG PARTNERS COOP 1ST AND BROADWAY GOODHUE, MN 55027	LESSOR	DEERE CREDIT, INC. 6400 NW 86th ST, PO BOX 6600 JOHNSTON, IA 50131-6600
By:	[signature] GREG SCHWANBECK, GENERAL MANAGER	By:	Patricia McCullogh
Date:	4-22-05	Title:	Sr Serv Rep — Date: 5/11/05
	411833687 Fed. Tax ID/Soc. Sec. #		



Lease Schedule

Lease Schedule No.	001-0063346-002
Master Lease Agreement No.	0063346

Lessee: (Name & Address)	AG PARTNERS COOP 1ST AND BROADWAY, GOODHUE, MN 55027
Lessor:	DEERE CREDIT, INC. 6400 NW 86th ST, PO BOX 6600, JOHNSTON, IA 50131-6600

LEASE TERM

Lease Term Start Date	Lease Term End Date	# Of Payments	Lease Payment	Sales/Use Tax	Total Lease Payment	Purchase Option Price
04/21/2005	11/21/2008	4	$22,041.24	$	$22,041.24	$64868.35

RENEWAL TERM

Renewal Term Start Date	Renewal Term End Date	# Of Payments	Renewal Lease Payment Amount	Sales/Use Tax	Total Renewal Lease Payment	Purchase Option Price

PAYMENT TERMS

Due Date	1st Payment Due Date	Discount Rate
21	10/21/2005	Internal Rate of Return minus 2 percent (2%)
Billing Period	Irregular Payments	

☐ Monthly
☐ Quarterly
☐ Semi-Annual
☑ Annual
☐ Irregular

PAYMENT DUE AT SIGNING

Advance Lease Payment	**$0.00
Documentation Fee	$0.00
Security Deposit	$0.00
Total Due At Signing	$

**Advance Lease Payment includes the first (1) and last (0) Lease Payment(s)

"Master Agreement" shall mean the above referenced Master Lease Agreement. "Schedule" shall mean this Lease Schedule. "Lease" shall mean this Schedule and the Master Agreement. All of the terms and conditions set forth in the Master Agreement and any amendment, addendum, schedule or attachment thereto or hereto including, but not limited to, the Maintenance Addendum are hereby incorporated into and made a part of this Schedule.

Lease Payments. You agree to remit the Lease Payments (and applicable sales, use and property taxes) on the dates noted above and all other amounts when due to: DEERE CREDIT, INC., P.O. Box 4450, Carol Stream, IL 60197-4450.

Hourly Charges. You certify that the hour meter reading on each item of Equipment is accurate as of the date you sign this Schedule. If you use any Equipment during the Lease Term for more than the Hourly Limit indicated above for that item, you will pay to us within 10 days of the Lease Term End Date (or any earlier termination of the Lease) an amount equal to the Excess Hour Charge for that item for each hour in excess of the Hourly Limit. If the Lease is terminated, cancelled or extended for any reason, the Hourly Limit will be prorated by us in our sole discretion.

Purchase Option. You may purchase the Equipment on the Lease Term End Date (or the Renewal Term End Date) for the applicable Purchase Option Price (plus applicable Taxes including estimated property taxes), provided (1) you are not in default; (2) we receive written notice of your intent to purchase the Equipment at least 60 days before the Lease Term End Date (or the Renewal Term End Date); and (3) we receive the Purchase Option Price and any other amounts you owe us on or before the Lease Term End Date (or the Renewal Term End Date). Upon receipt of the Purchase Option Price, we will transfer to you all of our right, title and interest in such item(s) of Equipment AS-IS, WHERE-IS, WITHOUT ANY WARRANTY AS TO CONDITION OR VALUE.

Renewal Term. IF A RENEWAL TERM IS PROVIDED FOR ABOVE, THE LEASE TERM SHALL RENEW AUTOMATICALLY FOR THE RENEWAL TERM UNLESS (1) YOU NOTIFY US AT LEAST SIXTY (60) DAYS BEFORE THE LEASE TERM END DATE THAT YOU DO NOT INTEND TO RENEW THE LEASE AND YOU RETURN ALL OF THE EQUIPMENT ON OR BEFORE THE LEASE TERM END DATE, OR (2) YOU EXERCISE THE PURCHASE OPTION. You agree to remit to us the Renewal Lease Payments indicated above (plus applicable taxes and other amounts) when due and payable each Billing Period, even if we do not send you a bill or an invoice.

Representations and Warranties. You represent and warrant to us, as of the date you signed this Schedule, that (1) the Equipment was selected by you; (2) the Equipment (including all manufacturer manuals and instructions) has been delivered to, and examined by, you; (3) the safe operation and the proper servicing of the Equipment were explained to you; (4) you received the written warranty applicable to the Equipment and understand that your rights under the written warranty may be limited; (5) the Equipment is unconditionally and irrevocably accepted by you as being suitable for its intended use; (6) the Equipment is in good condition and repair (operating and otherwise); (7) the Equipment shall be used only for the purpose indicated herein; (8) except as disclosed to us, neither you nor any person related to you has an equity interest in the Equipment on the Lease Term Start Date; and (9) all information provided to us by you is true and correct.

You acknowledge and agree that: (1) we did not select, manufacture or supply any of the Equipment; (2) we acquired the Equipment at your direction; (3) you selected the supplier of the Equipment; (4) you are entitled to all manufacturer warranties ("Warranty Rights") and we assign all Warranty Rights to you, to the extent assignable; (5) you may request an accurate and complete statement of the Warranty Rights, including any disclaimers and limitations, directly from the manufacturer; and (6) you assign to us all your rights (but none of your obligations) under all purchase orders, purchase agreements or similar documents relating to the Equipment. You waive all rights and remedies conferred upon a lessee under Article 2A of the Uniform Commercial Code.

Lease Payments may be based on the assumption that we will be entitled to certain tax benefits as the owner of the Equipment. If you take or fail to take any action that results in a loss of such tax benefits, you will pay us, on demand, the amount we calculate as the value of such lost tax benefits.

Lease Schedule – Equipment List

Supplier (Name & Address)	NATIONAL SALES - NAT'L ACCTS 4401 BLAND ROAD, AA RALEIGH, NC 276096203

EQUIPMENT INFORMATION

Year	Make	Model	Equipment Description	Serial Number	Hour Meter	Hour Limit	Excess Hour-Charge	Payment:	Purchase Option
	JD	4720	JOHN DEERE 4720 SPRAYER	N04720X002488	0	500/YR	$75.00/HR	$	$64,866.35
							$	$	$
							$	$	$
							$	$	$
							$	$	$
							$	$	$
							$	$	$
							$	$	$
							$	$	$
							$	$	$
							$	$	$
							$	$	$
							$	$	$
							$	$	$
							$	$	$
							$	$	$
							$	$	$
							$	$	$
							$	$	$
							$	$	$

Equipment Location	1ST AND BROADWAY, GOODHUE, MN, 55027	OUTSIDE city limits: ☑	GOODHUE COUNTY

BY SIGNING THIS SCHEDULE, YOU AGREE TO ALL OF THE TERMS AND CONDITIONS OF THIS SCHEDULE AND THE MASTER AGREEMENT.

LESSEE
AG PARTNERS COOP
1ST AND BROADWAY
GOODHUE, MN 55027

By: [signature]
GREG SCHWANBECK, GENERAL MANAGER

Date: 4-22-05

411633687
Fed Tax ID/Soc Sec #

LESSOR
DEERE CREDIT, INC.
6400 NW 86th ST, PO BOX 6600
JOHNSTON, IA 50131-6600

By: [signature]

Title: Sr Serv Rep

Date: 5/11/05

SEASONAL RENTAL AGREEMENT # LL-05-02

This Agreement dated this 9th day of December 2004 between Lenco Leasing, Inc. of Hutchinson, MN, Hereinafter called Lenco Leasing, Inc. and Ag Partners Coop of Goodhue Mn Hereinafter called "Renter.

Lenco Leasing, Inc. agrees to rent to Renter the following equipment:

EQUIPMENT	SERIAL NUMBER
Quantity (1) One 2005 Case / Tyler SPX 3185 Self Propelled Sprayer	JFG0006904

Renter agrees to pay Lenco Leasing, Inc. the rental payments set out in Exhibit "A", including the deposit on the rental payment which shall be paid upon delivery of the unit(s) to Renter. Said deposit shall be applied to the rent for the full term of this Agreement , which shall begin upon delivery on December 9th, 2004 and terminate on November 1, 2007. Renter has the following options upon termination of this Rental Agreement.

1. Return the equipment.
2. Purchase the equipment for the amount stated in Paragraph 6 of Exhibit "A"

INSPECTION AND ACCEPTANCE. Upon delivery, Renter shall make all necessary inspections to determine whether the equipment is in good condition and repair and conforms to specifications. Unless Lessor receives written notice of defects, nonconformance, or rejection within five (5) days of delivery, it shall be conclusively presumed that the equipment was in good repair and met the specifications of this Agreement at the time of delivery.

OWNERSHIP. Ownership of the equipment shall at all times remain the Lessor, unless transferred to Renter by sale. Renter shall have only the right to the possession of the equipment under the terms and conditions of this Agreement.

MAINTENANCE, REPAIRS AND ALTERATIONS. Renter will keep and maintain equipment in good working order and shall pay all expenses of maintenance and repair including labor, materials, parts and accessories. Any parts and accessories installed shall become the sole property of the Lessor. Renter shall not, without prior consent of Lessor make any alterations, modifications, additions, subtractions or improvements to the equipment, but if so authorized by Lessor, any such alterations, modifications, additions, subtractions or improvements shall become property of Lessor and shall be deemed to be a part of the equipment.

LOSS AND DAMAGE. Renter hereby assumes and shall bear the entire risk of loss and damage to this equipment from any cause. No loss or damage to the equipment or any part thereof shall impair any obligation of Renter under this Agreement which shall continue in full force and effect, including but not limited to the obligation to make the rent payment.

OPERATION. Lessee shall permit the equipment to be operated only by competent and qualified persons.

REGISTRATION AND UCC FILING. Renter shall provide for registration and licensing of equipment when required. Where registration is required, said registration shall indicate that Lessor is a lien holder or has an ownership interest in the equipment. Renter shall pay all registration fees, taxes and other fees relating to the possession and use of the equipment. Renter shall permit the equipment to be operated only by competent and qualified persons.

ASSIGNMENT. Renter shall not assign this Agreement nor any equipment subject to this Agreement, nor any interest in this Agreement or the equipment, without the prior written consent of Lessor. Renter shall not sublet the equipment, nor any part thereof, without the prior written consent of Lessor.

ADDITIONAL TERMS. The parties acknowledge and agree that the additional terms contained on Page 2 (reverse) apply to the Seasonal Rental Agreement.

Ag Partners Coop — By: [signature]

Lenco Leasing, Inc. — By: Roger A. Mumm [signature]

EXHIBIT "A" TO SEASONAL RENTAL AGREEMENT LL-05-02

RENTAL PROGRAM

The following rental payment terms apply to the Seasonal Rental Agreement of the parties dated December 9, 2004.

1. Deposit due December 9, 2004 in the amount of $21,750.00 to be applied to the seasonal rental period from December 9, 2004 to March 1, 2006.

2. Deposit due March 1, 2006 in the amount of $21,750.00 to be applied to the seasonal rental period from March 1, 2006 to March 1, 2007.

3. Deposit due March 1, 2007 in the amount of $21,750.00 to be applied to the seasonal rental period from March 1. 2006 to November 1, 2007

4. Minimum of 550 hours or $21,750.00 for each year of the rental. After the minimum hours. additional hours shall be at the rate of $75.00 per hours.

5. The beginning hour meter reading is 4 hours.

6. Upon termination of the Rental Agreement, Renter shall have the options set forth in the agreement. Renter may purchase the equipment for $78.179.00.

7. Renter agrees that the hour meter on the equipment shall not be adjusted, re-set, disconnected, tampered with in any way. If the meter is tampered with, Renter agrees that the Renter may Assume that the equipment was used 8 hours per day for 7 days per week during the full period Of time covered by the rental agreement. Renter agrees to pay the hourly rate rental payment for Such assumed use.

Ag PartnersCoop

By: ______________________

Its: ______________________

Lenco Leasing, Inc.

Roger A. Mumm ______________________

Its: Controller

Quote N(SPX3185

AG Partners Coop

a: Rental/Purchase Program:
three (3) year program, with 550 hours of use per year,

Year (1) $21,750.00 due upon delivery
Year (2) $ 21,750.00 due Mar 1st of 2006
Year (3) $ 21,750.00 due Mar 1st of 2007

$21,750.00
each year

This rental period will end Nov. 1st, 2007
at which time the sprayer can be purchase for *$78,179.00* or return to Lenco/Hutchinson
Any hr's over the 550 per year will be bill at $75.00 per hour with 80% of that total back to purchase price.

A $900.00 Maintenance/Damage deposit (one time) made with each sprayer rental. This deposit will be fully refunded if the unit comes back in good/clean condition and with no Fertilizer or chemicals in tank and filing fee of $130.00 please see attachment

Dealer set-up	$350.00
Freight	$750.00
Damage deposit	$900.00
Filing fee	$130.00

Renter shall be responsible for:

a. Freight (units are FOB Hutchinson, MN). Upon completion of rental period, renter will return equipment to Lenco/Hutchinson.

b. Sales Tax on rentals or sales tax will be paid at time of licensing.

c. Licenses, fees, permits, or personal property taxes required by various states.

d. Renter assumes and shall bear the entire risk of loss or damage to this equipment from any and every cause.

e. Damage or loss to the machine does not forgive the renter of any rents due Lenco.

f. Renter must carry all risk coverage on the rented equipment for the value of equipment, and $ 500,000 of general liability naming Lenco and its assigns as loss payee.

Accepted by ______________________________

LENCO LEASING, INC.
1180 State Hwy. 7 East, Hutchinson, MN 55350

Equipment Schedule (TRAC)

Ag Partners Coop
1st & Broadway
P.O. Box 218
Goodhue Mn. 55027

Equipment Schedule Number One Dated April 9, 2004
Supplement to Master Lease LL-04-05 Dated April 9, 2004

This Equipment Schedule is entered into pursuant to the Master Lease identified above between Lessor and Lessee (the "Master Lease"). Upon the execution and delivery by Lessor and Lessee of this Equipment Schedule, and Lessee's execution and delivery to Lessor of an acceptance certificate for the Equipment described below, Lessor hereby leases to Lessee, and Lessee hereby leases from Lessor, the Equipment upon the terms and conditions of this Equipment Schedule and the Master Lease. All terms and conditions of the Master Lease are incorporated herein by reference and shall remain in full force and effect except to the extent modified by this Equipment Schedule. This Equipment Schedule and the Master Lease as it relates to this Equipment Schedule are hereinafter referred to as the "Lease."

Equipment Description: Case Tyler Titan 4300 Chassis Serial # JFG0004384
Case Tyler Flex Air Applicator Serial # JFG0004186

Equipment Location: Lake City Mn.

Summary of Payment Terms:

Initial Term in Months:	72	Total Cost	: $228, 720.00
Rental Payment Period:	Annual	Total Basic Rent	:$190,000.00
Basic Rental Payment	$30,000.00 (plus applicable sales & use tax)	Interim Rent Daily Rate:	xxxxxx
Number of Installments:	5	Cutoff Date:	xxxx
Advance Payments:	$40,000.00 Due on signing this Lease	Security Deposit:	xxxx

Rent Commencement Date: April 9, 2004
Additional Provisions:

Terminal Rental Adjustment Clause (TRAC): In accordance with Section 7701(h) of the Internal Revenue Code of 1986, under penalty of perjury, Lessee hereby certifies that it intends that more than 50% of the use of the Equipment is to be in a trade or business of Lessee. Lessor and Lessee hereby agree that at the expiration of the initial term of the Lease according to its original terms (and not early on account of default of otherwise) the Equipment will be sold by the Lessor (or by an agent of Lessor). The proceeds of sale (the "Proceeds") shall be distributed as follows:

1. First to reimburse Lessor or its agent for the cost of putting the Equipment in a condition to be sold, sales commissions, legal fees, expenses of repossession and all other expenses of sale.
2. Second, the balance to Lessor up to an amount equal to 20% of the original cost of the Equipment.
3. Third, the balance, if any, to Lessee as an adjustment to rent previously paid by Lessee to Lessor pursuant to the Lease.

In the event the Proceeds are less than the sum of item 1 plus item 2 above, the Lessee shall pay to the Lessor the deficiency as additional rent pursuant to the Lease but in any event not more than 20% of the original cost of the Equipment.

Any amount paid to or by the Lessee pursuant to this provision shall be the "Terminal Rental Adjustment"

To be consistent with the Terminal Rental Adjustment, Lessor and Lessee hereby amend paragraphs 11 & 15 of the Lease (relating to casualty and default) by amending the figure "10%" where it appears therein to "20%.

In addition, the second paragraph of paragraph 2 of the Lease relating to automatic extension is hereby deleted.

Lessee acknowledges that it has been advised that it will not be treated as the owner of the Equipment for federal income tax purposes.

Lenco Leasing, Inc.	By:	Title:
Lessee: Ag Partners Coop	By: [signature]	Print Name and Title: [signature]

LENCO LEASING, INC.
1180 State Hwy. 7 East Hutchinson, MN 55350

MASTER LEASE

Ag Partners Coop"
1st and Broadway
P.O. Box 218
Goodhue Mn. 55027

Master Lease # LL-04-05 dated April 9, 2004

1. LEASE. Lessor hereby leases to Lessee, and Lessee hereby leases from Lessor, the personal property described in an Equipment Schedule or Equipment Schedules to this Master Lease signed by Lessor and Lessee from time to time upon the terms and conditions set forth herein and in the related Equipment Schedule (such property together with all replacements, repairs, and additions incorporated therein or affixed thereto bring referred to herein as the "Equipment"). Each Equipment Schedule shall be considered a separate lease pursuant to the terms of this Master Lease. The term "this lease" as used herein shall mean an Equipment Schedule incorporating therein the terms and conditions set forth in this Master Lease.
2. TERM. The term of this lease with respect to each item of Equipment shall begin on the date it is accepted by Lessee and shall continue for the number of consecutive months from the Rent Commencement Date shown in the related Equipment Schedule (the "Initial Term") unless earlier terminated is provided herein or unless extended automatically as provided below in this paragraph. The Rent Commencement Date is the first day of the month if all the items if Equipment described in the applicable Equipment Schedule have been delivered and accepted by the Lessee on the 1st. If the Equipment is delivered and accepted on the 2nd through the 15th day of the month, the Rent Commencement Date is the 15th day of the month and if delivered and accepted on the 16th day through the end of the month, the Rent Commencement Date is the 1st day of the following month. In the event Lessee executes the Equipment Schedule prior to delivery and acceptance of all items of Equipment described therein, Lessee agrees that the Rent Commencement Date may be left blank and hereby authorized Lessor to insert the Rent Commencement Date based upon the date appearing on the delivery and acceptance certificate signed by Lessee with respect to the last item of Equipment to be delivered.
3. RENT. Lessee shall pay as basic rent for the Initial Term of this lease the amount shown on the related Equipment Schedule as Total Basic Rent. The Total Basic Rent shall be payable in installments each in the amount of the Basic Rental Payment set forth in the related Equipment Schedule. Installments shall be payable in advance commencing on the Rent Commencement Date and on the first day of each subsequent Rental Payment Period shown in the related Equipment Schedule. Lessee shall pay advance installments and any security deposit, each as shown in the related Equipment Schedule, on the date it is executed by Lessee. If the final cost of the Equipment (before application of any subsidies or like amounts) is more or less than the Total Cost shown in the Equipment Schedule, the amount of each installment of rent will be adjusted up or down to provide the same yield to Lessor as would have been obtained if the actual cost had been the same as the Total Cost. Adjustments of 10% or less may be made by written notice from Lessor to Lessee. Adjustments of more than 10% shall be made by execution of an amendment to the Equipment Schedule reflecting the change in Total Cost and rent.
In addition to basic rent payable from the Rent Commencement Date, Lessee agrees to pay interim rent with respect to each separate item of Equipment covered by a particular Equipment Schedule from the date it is delivered and accepted to the Rent Commencement Date at a daily rate equal to the percentage of Lessor's cost of such item specified in such Equipment Schedule. Interim rent accruing each calendar month shall be payable by the 10th day of the following month and in any event on the Rent Commencement Date. Lessee agrees that if all of the items of Equipment covered by such Equipment Schedule have not been delivered and accepted thereunder before the date specified as the Cutoff Date in such Equipment Schedule, Lessee shall purchase from Lessor the items of Equipment then subject to the lease within five days after Lessor's request to do so for a price equal to Lessor's cost of such items plus all accrued but unpaid interim rent thereon. Lessee shall also pay any applicable sales and use tax on such sale.
4. LATE CHARGES AND SECURITY DEPOSIT. Time is of the essence. If any installment of interim rent or basic rent or any other amount payable by Lessee hereunder is not paid when due, Lessor may impose a late charge of up to 5% of the amount of the installment, but in no event more than permitted by applicable law. Payments received shall be applied first to delinquent rental installments and then to current installments. Lessor may apply any security deposit toward any obligation of Lessee under this lease, and shall return any unapplied balance to Lessee without interest upon satisfaction of Lessee's obligations hereunder.

THIS AGREEMENT INCLUDES THE TERMS ON PAGES 1 THROUGH 4

Lessor: Lenco Leasing, Inc.	By:	Title Controller
Lessee: Ag Partners Coop	By: [signature]	Print Name & Title [handwritten, illegible]

LICENSE NUMBER 3-9280

AG PARTNERS ELEVATOR
GOODHUE, MINNESOTA
AG PARTNERS COOP
INCORPORATED UNDER THE LAWS OF MINNESOTA

RECEIPT № 1970

CCC WHSE. CODE NO. 2-0499
The Undersigned Warehouseman Claims A Lien On Said Grain For Charges And Liabilities As Follows:

LICENSED AND BONDED UNDER THE UNITED STATES WAREHOUSE ACT
ORIGINAL NEGOTIABLE WAREHOUSE RECEIPT FOR GRAIN

RECEIVED FROM: ______ OF ______

For storage in the above-named warehouse in the course of Interstate or Foreign Commerce, grain of the quantity, kind, and grade described herein for which this receipt is issued subject to the United States Warehouse Act, the regulations thereunder for grain warehousemen, and the terms of this contract. Grade, according to U. S. official standards, and weight are as determined by an inspector and weigher licensed under said act. Said grain is Fully Insured by the undersigned warehouseman against loss or damage by fire, lightning, inherent explosion, tornado, cyclone, and windstorm unless otherwise stated hereon. Said grain is accepted upon condition that the depositor or holder of this receipt shall demand delivery not later than one year from the date of this receipt. The undersigned warehouseman is not the owner of said grain either solely, jointly, or in common with others unless otherwise stated hereon. Upon return of this receipt properly indorsed and payment of the warehouseman's lien claimed hereon, said grain or grain of the same or better grade will be delivered to the above named depositor on his ORDER.

Date Issued	Kind of Grain	Grade & Sub Class	Dock %	Lbs. of Gr. Incl. Dock.	Gross Bushels	Net Pounds	Net Bushels

Elevation Chgs. Prepaid Per Bu.		Date Storage Pd. Through		
In @ ¢	Out @ ¢	Mo.	Day	Yr.

ISSUED AT GOODHUE, MINNESOTA
AG PARTNERS COOP
LICENSED WAREHOUSEMAN
BY ______

Handling and other accrued charges according to the tariff of the company. Full amount of charges furnished on request.

The Issuance Of A Fraudulent Receipt, Or Illegal Conversion Or Removal Of The Products Represented By This Receipt Is Punishable By A $10,000 Fine Or Imprisonment For 10 Years Or Both.

SUPPLEMENTAL INFORMATION *For purposes of the Uniform Grain Storage Agreement only (Not part of Warehouse Receipt)*

Test Wt. Lbs.	Moisture %	Protein % Splits or Sounds	TD %	HD %	FM %	Shr. Brok. %	Tot. Def. %	Other Quality Factors	Car Initial and No.	Date Received Mo.	Day	Yr.	Received By Trk.	Brg.	Rail	FOR CCC USE ONLY Chgs.	Type Stg.	Area	Loan/Purchase No.

LICENSE NUMBER 3-9280

AG PARTNERS ELEVATOR
GOODHUE, MINNESOTA
AG PARTNERS COOP
INCORPORATED UNDER THE LAWS OF MINNESOTA

RECEIPT № 1971

CCC WHSE. CODE NO. 2-0499
The Undersigned Warehouseman Claims A Lien On Said Grain For Charges And Liabilities As Follows:

LICENSED AND BONDED UNDER THE UNITED STATES WAREHOUSE ACT
ORIGINAL NEGOTIABLE WAREHOUSE RECEIPT FOR GRAIN

RECEIVED FROM: ______ OF ______

For storage in the above-named warehouse in the course of Interstate or Foreign Commerce, grain of the quantity, kind, and grade described herein for which this receipt is issued subject to the United States Warehouse Act, the regulations thereunder for grain warehousemen, and the terms of this contract. Grade, according to U. S. official standards, and weight are as determined by an inspector and weigher licensed under said act. Said grain is Fully Insured by the undersigned warehouseman against loss or damage by fire, lightning, inherent explosion, tornado, cyclone, and windstorm unless otherwise stated hereon. Said grain is accepted upon condition that the depositor or holder of this receipt shall demand delivery not later than one year from the date of this receipt. The undersigned warehouseman is not the owner of said grain either solely, jointly, or in common with others unless otherwise stated hereon. Upon return of this receipt properly indorsed and payment of the warehouseman's lien claimed hereon, said grain or grain of the same or better grade will be delivered to the above named depositor on his ORDER.

Date Issued	Kind of Grain	Grade & Sub Class	Dock %	Lbs. of Gr. Incl. Dock.	Gross Bushels	Net Pounds	Net Bushels

Elevation Chgs. Prepaid Per Bu.		Date Storage Pd. Through		
In @ ¢	Out @ ¢	Mo.	Day	Yr.

ISSUED AT GOODHUE, MINNESOTA
AG PARTNERS COOP
LICENSED WAREHOUSEMAN
BY ______

Handling and other accrued charges according to the tariff of the company. Full amount of charges furnished on request.

The Issuance Of A Fraudulent Receipt, Or Illegal Conversion Or Removal Of The Products Represented By This Receipt Is Punishable By A $10,000 Fine Or Imprisonment For 10 Years Or Both.

SUPPLEMENTAL INFORMATION *For purposes of the Uniform Grain Storage Agreement only (Not part of Warehouse Receipt)*

Test Wt. Lbs.	Moisture %	Protein % Splits or Sounds	TD %	HD %	FM %	Shr. Brok. %	Tot. Def. %	Other Quality Factors	Car Initial and No.	Date Received Mo.	Day	Yr.	Received By Trk.	Brg.	Rail	FOR CCC USE ONLY Chgs.	Type Stg.	Area	Loan/Purchase No.

Delayed Price Purchase Contract

AG PARTNERS COOP
BOX 218
GOODHUE, MN 55027
Phone: 651-923-4496

Account No.: 100

Purchase Contract No.: 346
Contract Date: 1/05/06

GOODHUE CASH SALES
', MN

We hereby confirm purchase from you this date:

Quantity/Commodity: 1.00 of 2YC

Delayed Price

Delivery Period: From 1/01/06 to 1/31/06

Comment: SAMPLE CONTRACT

Delayed Pricing contract. Market scale of discounts at time of delivery. Title of grain shall pass to buyer at time of delivery.

The purchase price of the grain is agreed to be Buyer's bid price, less charges, at the time Seller gives notice to Buyer to set the price. In the event Seller gives such notice after the trading hours of the Chicago Board of Trade, Buyer reserves the right to defer setting a bid price until the next market trading session.

This contract expires October 15, 2005.

Seller shall pay Buyer a minimum service charge of 20.0¢ per bushel through 60 days from delivery.
Seller shall pay buyer a service charge of 2.0¢ per bushel per month or fraction thereof from the date of delivery or the last date of the minimum service charge period plus any previously accrued charges. Both the service charge and the purchase price shall be payable on the date the purchase price is determined. Any accrued service charges on unpriced grain at the contract expiration will be payable on that date.

WARRANTY: Seller warrants that he has title to and the right to sell the above described commodity, that the same is free and clear of all liens, security interest and encumbrances and hereby agrees to warrant and defend the title hereto against all claims. This contract is not assignable by Seller. This contract shall be binding upon the heirs, administrators, executors, or successors of the parties hereto.

This contract constitutes a voluntary extension of credit. This is NOT covered by any grain buyer's bond.

The sole remedy for resolution of disputes arising under this contract shall be through arbitration proceedings before the National Grain and Feed Association (NGFA) pursuant to the NGFA Arbitration Rules.

Please sign & return duplicate copy as soon as possible.

------------------------------		------------------------------	
Customer Signature	Date	AG PARTNERS COOP	Date

CUSTOMER AGREEMENT

This agreement ("Agreement") sets forth the terms and conditions under which we, Man Financial Inc, will open and maintain one or more accounts (collectively, the "account") in your name and on your behalf and otherwise transact business with you. If this account has been introduced to us, all references to us in this Agreement shall include your broker, and your broker shall enjoy all benefits and rights hereunder.

1. PARTIES.

You agree that the parties to this Agreement shall consist of us and you. If this is a joint account (including a community property account), the term "you" refers to each account holder. Except as disclosed in writing to us, no person other than you has any interest in the account. If this is a joint account, each account holder has full authority to act on behalf of the account and you authorize us to follow the instructions of any account holder as if such person were the sole account holder. All obligations arising hereunder are joint and several and may be enforced by us against any or all account holders. Notwithstanding the foregoing, we may require joint action by all account holders with respect to any matter concerning the account, including the giving or cancellation of orders, and the withdrawal of monies, securities or other property. In the event of the death of either or any of the joint account holders, the surviving joint account holder(s) shall immediately give us written notice thereof, and we may, before or after receiving such notice, take such action, require such papers and inheritance or estate tax waivers, retain such portion of and/or restrict transactions in the account as we may deem advisable. The surviving joint account holder(s) and the estate of the deceased joint account holder shall be jointly and severally liable to us for any net debit balance or loss in the account in any way resulting from transactions initiated prior to the receipt by us of the written notice of the death or incurred in the liquidation of the account or the adjustment of the interests of the respective parties.

Laws governing joint ownership of property vary from jurisdiction to jurisdiction. Generally, however, for joint tenants with rights of survivorship, in the event of the death of either tenant, the entire interest in the joint account shall be vested in the surviving joint tenant(s) on the same terms and conditions. For tenants in common, the interest in the tenancy shall be equal unless specified and in the event of death of either tenant, the interest in their share of the tenancy shall vest in the decedent's legal representative. State laws regulating community property vary. Consult your own legal adviser.

2. APPLICABLE LAW AND REGULATIONS; MARKETS.

All transactions shall be subject to all applicable law and the rules and regulations of all federal, state and self-regulatory agencies including, but not limited to, the Board of Governors of the Federal Reserve System and the constitution, rules and customs of the exchange or market (and clearing house) where executed. Unless you provide us with specific instructions, we may use our discretion in selecting the market in which to place your orders.

3. DEPOSITS ON TRANSACTIONS.

You agree to maintain, without demand from us, such margin, cash or other acceptable collateral as we in our discretion require from time to time and you agree to pay on demand any debit balances in your account. You will make deposits of such margin or collateral immediately upon our request. You will provide us with any information we may require for immediate confirmation of wire transfers.

4. SECURITY INTEREST AND LIEN.

As security for the payment of all of your obligations and liabilities to us or any of our affiliates through whom you conduct business, we shall have a continuing security interest in all property in which you have an interest held by or through us or any of our affiliates including, but not limited to, securities, futures contracts, cash commodities, commercial paper, monies, any after-acquired property and all rights you may have against us or any of our affiliates. In addition, in order to satisfy any such outstanding liabilities or obligations, we may, at any time and without prior notice to you, use, apply or transfer any of such securities or property interchangeably (including cash and fully-paid securities). In the event of a breach or default under this Agreement or any other agreement you may have with us or any of our affiliates, we shall have all rights and remedies available to a secured creditor under any applicable law in addition to the rights and remedies provided herein.

5. DEFAULT.

Should we deem it desirable for our protection, or should we feel insecure, or should you be in breach of or violate any of the terms of this Agreement, we are authorized to declare (and without the necessity of a call for additional capital) you in default under this and any other agreement you may then have with us or our affiliates, whether heretofore or hereafter entered into. In the event of default, each of us and our affiliates reserves the right to sell, without prior notice to you, any and all property in which you have an interest held by or through us or our affiliates, to buy any or all property which may have been sold short, to cancel any or all outstanding transactions and/or to purchase or sell any other property to offset market risk, and to offset any indebtedness or position you may have, including by means of an exchange for physicals transaction, after which you shall be liable to us, for any remaining deficiencies, losses, costs or expenses sustained by us in connection therewith. Such purchases and/or sales may be effected publicly or privately without notice or advertisement in such manner as we may in our sole discretion determine. At any such sale or purchase, we may purchase or sell the property free of any right of redemption. In addition, we shall have the right to set off and apply any amount owing from our affiliates to you against any indebtedness in your account, whether matured or unmatured. You are unconditionally obligated to pay to us the amount of any debit balance in your account, however incurred, at the lesser of the highest rate permitted by applicable law or two percent above the current prime rate as announced from time to time by the banking institutions with which we normally do business.

6. FEES AND CHARGES.

You understand that we will charge commissions and other fees for clearing, execution, custody, storage, delivery or any other service furnished to you and you agree to pay such commissions, fees and interest on monies owed to us at our then-prevailing rates. You understand further that such commissions, fees and interest rates may be changed from time to time. You will also be charged a fee

CUSTOMER AGREEMENT

for positions transferred to another broker. We may receive remuneration for directing orders to a particular broker or dealer or market center for execution. Such remuneration is considered compensation to us. We may pay a portion of fees and commissions charged to your Account to third-parties that have introduced your account to us or serviced your account. You understand that we or an affiliate may act as principal in certain transactions with you, including but not limited to, cash market transactions, forward contracts, or exchanges of physicals for futures ("EFPs").

7. Making Delivery; Liquidation Instructions.

You agree to give us timely notice if you intend to make or take delivery under a contract or to exercise any option contract. If so requested by us, you shall satisfy us that you can fulfill your obligations to make or take delivery and shall furnish us with property deliverable by you under any contract in accordance with our directions. We shall not have any obligation to exercise any long option contract unless you have furnished us with timely exercise instructions and sufficient initial margin with respect to each underlying contract. If we sell any property at your direction and you fail for any reasons to supply us with such property, we may (but shall not be obligated to) borrow or buy for you any property necessary to make such delivery. Under no circumstances shall we be obliged to make any payment or delivery to you except against receipt of payment or delivery by you of monies or other property requested by us. You shall be responsible for providing insurance coverage for any deliveries made or accepted by you. We do not provide any insurance coverage. If you do not provide insurance coverage, you agree to bear the risk of loss.

8. Consent to Loan or Pledge.

Within the limits of applicable law and regulations, you hereby authorize us to lend either to ourselves or to others any securities or other property held by us in your margin account together with all attendant rights of ownership, and to use all such property as collateral for our general loans. Any such property, together with all attendant rights of ownership, may be pledged, repledged, hypothecated or rehypothecated either separately or in common with other such property for any amounts due to us thereon or for a greater sum, and we shall have no obligation to retain a like amount of similar property in our possession and control.

9. Reports.

Reports of execution of orders sent by us to you shall be binding and conclusive on you unless, in the case of a verbal report, you object at the time the report is received by you or your agent; and in the case of a written report, you object in writing prior to the opening of trading on the business day following the day you have received the report. In addition, if after you have placed an order with us and have not received a written or verbal confirmation thereof in accordance with our practice, you immediately shall notify us thereof. If you fail to notify us as set forth in this section, you agree that you shall be deemed estopped to object and to have waived any objection to our execution or failure to execute any transaction. Nothing contained in this section, however, shall bind us with respect to any transaction or price reported (whether verbal or in writing) in error, or prevent us, upon discovery of any error or omission, from correcting the error or omission, and putting the account in the same position it would have been in if the error or omission had not occurred.

10. Waiver, Assignment and Notices.

Neither our failure to insist at any time upon strict compliance with this Agreement or with any of the terms hereof nor any continued course of such conduct on our part shall constitute or be considered a waiver by us of any of our rights or privileges hereunder. We may assign this Agreement and your account upon notice to you. Any assignment of your rights and obligations hereunder or interest in any property held by or through us without obtaining the prior written consent of an authorized representative of ours shall be null and void. Notices or other communications, including margin calls, delivered or mailed, including by facsimile or electronic transmission, to the address provided by you, shall, until we have received notice in writing of a different address, be deemed to have been personally delivered to you.

11. Clearance Accounts.

If your account has been introduced to us by another broker, that broker is acting as your agent and your broker in this relationship is not an agent of or affiliated with us. You agree that your broker and its employees are third-party beneficiaries of this Agreement. Unless we receive from you prior written notice to the contrary, we may accept from such other broker, without any inquiry or investigation: (a) orders for the purchase or sale of securities and other property in your account on margin or otherwise; and (b) any other instructions concerning your account or the property therein. **You understand and agree that our role is limited to execution, clearing and bookkeeping for transactions made pursuant to instructions from you or your broker, and we generally will not inquire into the circumstances surrounding any transaction for your account. We are not responsible for any acts or omissions of your broker, including, but not limited to, sales practices, trading practices or recommendations. You agree to look solely to your broker for redress of any loss or damage arising out of circumstances other than our own gross negligence or willful misconduct in the execution, clearance or bookkeeping of transactions for your account. You understand and agree that we will pay a substantial portion of the brokerage commissions charged to your account in consideration of introducing and servicing your account.**

12. Indemnification; Costs of Collection.

You agree to indemnify and hold harmless each of us, our affiliates and our respective shareholders, directors, officers, employees and agents from and against any liability, damage, cost or expense (including, without limitation, legal fees and expenses, amounts paid in settlement of any claims, interest and any fines or penalties imposed by any exchange, self-regulatory organization or governmental agency) any of them may incur or be subjected to with respect to you or your Account or any transaction or position therein, or as a result of your violation of any of your representations, agreements or obligations under this Agreement. You agree to pay and authorize us to charge you for any direct or indirect costs of collection, defense and enforcing any of our rights under this Agreement including, but not limited to, interest, legal fees, court costs and other expenses.

13. FREE CREDIT BALANCES; TRANSFER ARRANGEMENTS.

You hereby direct us to use any free credit balance in your account in accordance with all applicable rules and regulations and you authorize us, in our discretion, to transfer any free credit balances and cash in your account daily to a non-regulated account.

14. RESTRICTIONS.

You understand that we may restrict or prohibit trading in, or close, your account.

15. CREDIT INFORMATION AND INVESTIGATION.

You authorize us and, if applicable, your broker, in our or their discretion, to make and obtain reports concerning your credit standing and business conduct.

16. LEGALLY BINDING.

This Agreement shall be binding upon the parties hereto and their respective successors and assigns and supersedes any prior agreements between the parties with respect to the subject matter hereof. You further agree that all purchases and sales shall be exclusively for your account in accordance with your oral or written instructions. You hereby waive any and all defenses that any such instruction was not in writing as may be required by the statute of frauds or any similar law, rule or regulation.

17. AMENDMENT.

You agree that we may modify the terms of this Agreement at any time upon prior written notice to you. By continuing to accept services from us, you will have indicated your acceptance of any such modification. If you do not accept any such modification, you must notify us thereof in writing and your account may then be terminated, but you will still be liable thereafter to us for all remaining liabilities and obligations. Otherwise, this Agreement may not be waived or modified absent a written instrument signed by an authorized representative of ours. No oral agreements or instructions purporting to amend this Agreement will be recognized or enforceable.

18. SEVERABILITY.

If any provision hereof is or should become or be deemed to be inconsistent with any present or future law, rule or regulation of any court, arbitral body, sovereign government or regulatory body having jurisdiction over the subject matter of this Agreement, such provision shall be deemed to be rescinded or modified in accordance with any such law, rule or regulation. In all other respects, this Agreement shall continue to remain in full force and effect.

19. LIMITATION OF LIABILITY.

You shall have no claim against us or any of our affiliates for any loss, damage, liability, cost, charge, expense, penalty, fine or tax caused directly or indirectly by: **(a)** any law, regulation, rule or order; **(b)** suspension, or termination of trading; **(c)** war, civil or labor disturbance; **(d)** any delays or inaccuracies in the transmission or reporting of orders or other information due to a breakdown or failure of any transmission or communication facilities for any reason; **(e)** failure or delay for any reason of any broker, bank, depository or custodian to fulfill its obligations or to pay in full any amounts owed to us; **(f)** failure or delay by any entity which, consistent with applicable regulations, is holding customer segregated funds, securities or other property, to pay or deliver same to us; or **(g)** any other causes beyond our control.

We will execute your transactions solely as your agent. In executing transactions on an exchange, we may use floor brokers (who may be our employees or other agents of ours), but we will not be responsible to you for negligence or misconduct of an independent floor broker if, at the time the floor broker was selected, the floor broker was authorized to act as such under the rules of the relevant exchange and the appropriate regulatory agency. We will not be responsible to you in the event of error, failure, negligence or misconduct on the part of any intermediary, commodity trading advisor or other person acting on your behalf and, without limitation, we have no obligation to investigate the facts surrounding any transaction in your Account(s) which is introduced by such intermediary, commodity trading advisor or other person. You will indemnify us and hold us harmless from and against any and all liabilities, penalties, losses and expenses, including legal expenses and attorneys' fees, incurred by us as a result of any error, failure, negligence or misconduct on the part of any such intermediary, commodity trading advisor or other person acting on your behalf. We shall only be liable for actions or inactions by us which amount to gross negligence or fraud. You also agree that we shall not be liable to you for any losses, costs, expenses or other damages sustained by you in the event of any failure or delay by any exchange, market, clearing house, bank or other depository institution where any of your funds or other assets are maintained, or a failure or delay by any member, bank or agent of any of the foregoing, or a failure or delay by any of the foregoing to enforce its rules, to fulfill its obligations or to make any payment, for any reason whatsoever. You waive any claim, cause of action or right as against us, our employees or agents that may arise or occur as a result thereof.

20. TELEPHONE CONVERSATIONS.

For the protection of both you and us, and as a way of correcting misunderstandings, you hereby authorize us, at our discretion and without prior notice to you, to monitor and/or record (with or without tone warning devices) any or all telephone conversations between you and any of our employees or agents.

21. ADDITIONAL RIGHTS AND REMEDIES.

The rights and remedies granted herein to us are in addition to any other rights and remedies provided to us in any other agreement you may have with us, and you hereby appoint us as your agent to take any action necessary to perfect ourselves with respect to the security interest granted to us in this Agreement.

22. AUTHORITY.

You represent that this Agreement has been duly authorized and executed by you and that you have full power and authority to trade futures, physical commodities, currencies, securities and options on the foregoing and related instruments. By signing this Agreement on behalf of an entity, you represent that the entity on whose behalf you are acting is authorized to enter into this

CUSTOMER AGREEMENT

Agreement and that you are duly authorized to sign this Agreement in its name.

23. Customer's Representations and Warranties.

You represent to us that all information supplied by you in connection with the opening of your account, including the Customer Account Application, is accurate and complete, and that we are legally entitled to rely on such information, and you agree to report promptly to us any material change in such information. You represent to us that you have read and understand all risk disclosure statements that we have provided to you, and understand that all transactions effected for your account are at your risk, and that you are solely liable therefor under all circumstances. You acknowledge that futures trading is only suitable for persons who are financially able to withstand losses. Such losses may substantially exceed margins or other funds you have deposited with us. You agree to inform us immediately if you cease to be willing or financially able to sustain such losses.

24. Pension Accounts.

If you are a Keogh Plan, Pension and Profit Sharing Trust, or other employee benefit plan as defined by Section 3(3) of the Employee Retirement Income Security Act (Collectively a "Plan"; "ERISA"), the undersigned trustee ("Trustee") acknowledges that the establishment of the account and all transactions executed through the account are subject to certain restrictions under Section 404(a) of ERISA, including the requirement that such transactions be prudent, that the investments be diversified, and that there are certain transactions which the Plan is prohibited from entering into under Section 406 of ERISA and Section 4975 of the Internal Revenue Code ("Code"), regardless of whether such transactions are prudent; and Trustee further acknowledges that certain transactions if entered into by the Plan may result in the recognition of taxable income under Section 511 of the Code. Trustee represents and warrants that, with respect to each transaction to be executed through the account, the determination as to whether such transaction complies with the standards of Section 404(a) of ERISA, will constitute a transaction prohibited under Section 406 of ERISA, or Section 4975 of the Code, or will result in the recognition of taxable income, will be made either by Trustee or by another person who has been determined by Trustee to be either a fiduciary or an investment manager properly delegated the authority to make, or to advise the Plan as to, such determinations. Trustee understands and agrees that the individual account plan permits participant-directed investments pursuant to Section 404(c) of ERISA. In no event shall we have any responsibility or authority to make, or to advise the Plan or Trustee as to, such determinations. Trustee understands and agrees that we are neither a fiduciary nor an investment manager with respect to the Plan as defined in Sections 3(21) and 3(38) of ERISA. Nevertheless, if, contrary to the expectations of the parties, it is ever finally determined that we are a fiduciary or investment manager, our responsibility and authority in acting in such capacity shall be limited to performing our obligations as specifically set forth herein, and Trustee represents and warrants that such allocation of fiduciary responsibility is authorized under the instrument pursuant to which you maintained in accordance with Section 402(c) of ERISA.

By signing this Agreement, Trustee agrees to indemnify us for any liability which may be imposed on us including, but not limited to, Section 409 of ERISA or any tax which may be assessed against us under Section 4975 of the Code, or any other damage or expense which may be suffered by us by reason of your being subject to the provisions of ERISA, including all costs and expense (including attorneys' fees) incurred by us in defending against the foregoing. The foregoing provision shall also apply to any federal or state fiduciary law governing the investments of employee benefit plans which is supplementary to, or in lieu of, the specific provisions of ERISA referred to herein.

25. Currency Exchange Rates.

If any transaction is effected in a foreign currency, any profit or loss arising as a result of a fluctuation in the exchange rate affecting such currency will be entirely for your account and risk. All deposits shall be made in United States currency, unless we request any such deposit in the currency of some other country, in which case such deposit shall be made in such currency. When any position is liquidated, we shall debit or credit your account in United States currency at the rate of exchange determined by us in our sole discretion on the basis of the then prevailing money rates for such foreign currency, unless you shall have given us specific written instructions to make such debit or credit in the foreign currency involved.

26. Funds on Deposit in Non-U.S. Banking Institutions.

Funds of customers trading on United States contract markets may be held in accounts denominated in a foreign currency with depositories located outside the United States or its territories if you are domiciled in a foreign country or if the funds are held in connection with contracts priced and settled in a foreign currency. Such accounts are subject to the risk that events could occur which would hinder or prevent the availability of these funds for distribution to you. Such accounts may also be subject to foreign currency exchange rate risks.

You authorize the deposit of funds into such foreign depositories. For customers domiciled in the United States, this authorization permits the holding of funds in regulated accounts offshore only if such funds are used to margin, guarantee, or secure positions in such contracts or accrue as a result of such positions.

In order to avoid the possible dilution of other customer funds, if you have funds held outside the United States, you further agree that your claims based on such funds will be subordinated in the unlikely event **both** of the following conditions are met: (1) Your futures commission merchant is placed in receivership or bankruptcy; and (2) there are insufficient funds available for distribution denominated in the foreign currency as to which you have a claim to satisfy all claims against those funds.

You agree that if both of the conditions listed above occur, your claim against our assets attributable to funds held overseas in a particular foreign currency may be satisfied out of segregated customer funds held in accounts denominated in dollars or other foreign currencies only after each customer whose funds are held in dollars or in such other foreign currencies received its pro-rata portion of such funds. You further agree that in no event may a customer whose funds are held overseas receive more than its pro-rata share of the aggregate pool consisting of funds held in

CUSTOMER AGREEMENT

dollars, funds held in the particular foreign currency, and non-segregated assets of the company.

27. CFTC Regulations.

You are aware that CFTC Regulation 1.35(a-2)(2) requires you to create, retain and produce upon the request of the CFTC, the United States Department of Justice and the applicable exchange, documentation of cash transactions underlying exchanges of futures for cash commodities or exchanges of futures in connection with cash commodity transactions and, if you effect any such exchange of futures, you will comply with Regulation 1.35 (1-2)(2). If you maintain separate accounts in which, pursuant to CFTC Regulation 1.46(d)(6), offsetting positions are not closed out, you understand that, if held open, offsetting long and short positions in the separate accounts may result in the charging of additional margins even though offsetting positions will result in no additional market gain or loss. If you are a non-United States person, you acknowledge that: (a) CFTC Regulation 15.05 designates us as the agent of foreign brokers, customers of foreign brokers, and foreign traders for certain purposes; and (b) CFTC Regulation 21.03 authorizes the CFTC to request, when unusual market circumstances exist, certain account information from us as well as foreign brokers and traders.

28. Online Services/Electronic Statements.

If we provide you with access to online brokerage service facilities, you agree to our posted terms of use, privacy statement and service agreement and the Electronic Order Entry & Account Access Agreement as if the same were set forth in this Agreement. We do not guarantee access to your account at all times, nor do we guarantee the receipt, acceptance and entry of any order transmitted to us electronically. You further agree that any market data or information provided to you will not be broadcast, retransmitted or commercially exploited and you acknowledge that exchanges and markets have a proprietary interest in this data and information. If you have agreed to the electronic transmission of information, you understand that we do not guarantee delivery.

29. Governing Law; Jurisdiction and Venue; Service of Process; Limitation on Actions; Waiver of Jury Trial.

In order to induce us to accept this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, you hereby agree to the following:

A. This Agreement is made, upon acceptance by us, in the State of Illinois, and shall be governed by, and the rights and liabilities of the parties shall be determined in accordance with, the laws of the State of Illinois, without regard to any of its conflicts of laws, principles or rules, and by the laws of the United States.

B. **If you have not entered into an arbitration agreement or if arbitration is unavailable, all actions or proceedings, whether initiated by you or us, with respect to any controversy arising out of or related to this agreement, shall be litigated only in courts whose situs is in the State of Illinois. You hereby submit to the jurisdiction of the United States District Court of the Northern District of Illinois, Eastern Division, and any other court of competent jurisdiction whose situs is in Chicago, Illinois. If you bring any arbitration (including, but not limited to, NFA arbitrations), administrative or reparations proceedings against us, you hereby authorize and direct such arbitrators, administrative law judges, or judgment officers to hold any such proceedings in Chicago, Illinois. You hereby waive any right you may have to transfer or change the venue of any litigation you may bring against us, or that such litigation is brought in an inconvenient forum or that forum is improper.**

C. You agree to accept court service of process by registered or certified mail addressed to you at the address you provided in your customer application, or to such other addresses as you have supplied to us in writing, and such service shall constitute personal service of process.

D. No judicial, administrative, arbitration or reparations proceeding may be commenced by you or us more than one (1) year after any claim arises, directly or indirectly, out of this Agreement or the transactions contemplated thereby. You hereby waive any statutes of limitation, including, but not limited to, the Commodity Exchange Act's and the National Futures Association's two (2) year limitation on actions.

E. You hereby waive any right you may have to a trial by jury.

30. Headings.

The headings of the provisions hereof are for descriptive purposes only and shall not modify or qualify any of the rights or obligations set forth in such provisions.

Customer Agreement

I acknowledge that this is a contractual agreement. I have read it carefully and, by signing, I agree to be bound by every term and condition, including the consents relating to jurisdiction, venue, service and limitations on actions set forth in Paragraph 29. No modification of this Agreement is valid unless accepted by us in writing as provided in Paragraph 17.

Signature of Customer ______________ Title ______________ Date ______________

Signature of Customer ______________ Title ______________ Date ______________

Signature of Customer ______________ Title ______________ Date ______________

Signature of Customer ______________ Title ______________ Date ______________

IF A PARTNERSHIP ACCOUNT, EACH GENERAL PARTNER MUST SIGN; IF A CORPORATE ACCOUNT, AN AUTHORIZED OFFICER MUST SIGN; IF AN L.L.C. ACCOUNT, EACH MANAGING MEMBER MUST SIGN; IF A TRUST ACCOUNT, EACH TRUSTEE MUST SIGN.

SIGNATURE PAGE

Acknowledgement of Risk

I hereby acknowledge that I have received, read and understand the CFTC Rule 1.55 Risk Disclosure Statement for Futures and Options on pages 1 and 2 of this booklet. I also understand that you are relying on me to familiarize myself with any disclosures in this booklet that are or may become applicable to my trading.

Signature of Customer ______________________ Title ______________________ Date ____________

Signature of Customer ______________________ Title ______________________ Date ____________

Signature of Customer ______________________ Title ______________________ Date ____________

Signature of Customer ______________________ Title ______________________ Date ____________

IF A PARTNERSHIP ACCOUNT, EACH GENERAL PARTNER MUST SIGN; IF A CORPORATE ACCOUNT, AN AUTHORIZED OFFICER MUST SIGN; IF AN L.L.C. ACCOUNT, EACH MANAGING MEMBER MUST SIGN; IF A TRUST ACCOUNT, EACH TRUSTEE MUST SIGN.

Authorization to Transfer Funds

I authorize you, at any time and without prior notice to me, to transfer any excess funds, equities, securities or other property which you deem necessary between my Regulated Account (i.e. any account in which there are commodity interests governed by the Commodity Exchange Act) and any other account(s) held by me with you or any of your affiliates, in order to reduce or satisfy any margin deficiency or deficit. You agree to confirm any such transfer to me in writing, and such confirmation shall be deemed reasonable notice.

Signature of Customer ______________________ Title ______________________ Date ____________

Signature of Customer ______________________ Title ______________________ Date ____________

Signature of Customer ______________________ Title ______________________ Date ____________

Signature of Customer ______________________ Title ______________________ Date ____________

IF A PARTNERSHIP ACCOUNT, EACH GENERAL PARTNER MUST SIGN; IF A CORPORATE ACCOUNT, AN AUTHORIZED OFFICER MUST SIGN; IF AN L.L.C. ACCOUNT, EACH MANAGING MEMBER MUST SIGN; IF A TRUST ACCOUNT, EACH TRUSTEE MUST SIGN.

Permission to Cross Trades

I hereby consent to you, your "affiliated persons" (as defined in 17 C.F.R. 155 et seq., as amended) or any floor broker acting on behalf of you or your customers, taking, directly or indirectly, the other side of any order I place with you, in accordance with the rules of applicable futures exchanges. You are authorized to give my consent to any such floor broker.

Signature of Customer ______________________ Title ______________________ Date ____________

Signature of Customer ______________________ Title ______________________ Date ____________

Signature of Customer ______________________ Title ______________________ Date ____________

Signature of Customer ______________________ Title ______________________ Date ____________

IF A PARTNERSHIP ACCOUNT, EACH GENERAL PARTNER MUST SIGN; IF A CORPORATE ACCOUNT, AN AUTHORIZED OFFICER MUST SIGN; IF AN L.L.C. ACCOUNT, EACH MANAGING MEMBER MUST SIGN; IF A TRUST ACCOUNT, EACH TRUSTEE MUST SIGN.

Consent to Electronic Transmission of Account Statements (Optional)

I hereby consent to your sending to me daily confirmation and purchase and sale statements as well as monthly account statements (collectively "Statements") relating to my account(s), at no additional cost to me, by electronic media rather than by hard copy mailing. I may revoke this consent at any time upon written notice to you.

I wish to receive electronic transmission of my Statements via e-mail at:

____

PLEASE PRINT E-MAIL ADDRESS CLEARLY.

Signature of Customer ______________________ Title ______________________ Date ____________

Signature of Customer ______________________ Title ______________________ Date ____________

Signature of Customer ______________________ Title ______________________ Date ____________

Signature of Customer ______________________ Title ______________________ Date ____________

IF A PARTNERSHIP ACCOUNT, EACH GENERAL PARTNER MUST SIGN; IF A CORPORATE ACCOUNT, AN AUTHORIZED OFFICER MUST SIGN; IF AN L.L.C. ACCOUNT, EACH MANAGING MEMBER MUST SIGN; IF A TRUST ACCOUNT, EACH TRUSTEE MUST SIGN.

Carlson Highland & Co., LLP

CERTIFIED PUBLIC ACCOUNTANTS

Partners
Dean Birkeland, CPA
Glen Bundy, CPA
Dale Carlson, CPA
Randall Highland, CPA
Margo Rosen, CPA
James Schuetzle, CPA
Roger Van Someren, CPA



"Through the doors, to experience"

Offices
Amery, Wisconsin
Battle Lake, Minnesota
Fergus Falls, Minnesota
Minneapolis, Minnesota
New Ulm, Minnesota
Osceola, Wisconsin
Wadena, Minnesota

Carlson Highland & Co., LLP, Certified Public Accountants, have compiled the financial statements of Ag Partners Coop as of February 28, 2006 hereby consent to the inclusion of those financial statements and our accompanying accountant's report dated April 19, 2006 in the Offering Circular for the issuance of Class A preferred stock by Ag Partners Coop.

Carlson Highland + Co LLP

Carlson Highland & Co., LLP
April 19, 2006

Amery Office:
301 Keller Avenue S. Amery, WI 54001 Phone: 715.268.7999 Fax: 715.268.4161

Michael D. McIntyre PLC
Attorney at Law

October 17, 2005

Board of Directors
Ag Partners Coop
First and Broadway
Goodhue, Minnesota 55027

Re: Issuance of Class A Preferred Stock

Gentlemen:

In connection with the filing of the Form 1-A Offering Statement with the Securities and Exchange Commission pursuant to Regulation A – Conditional Small Issues Exemption under the Securities Act of 1933, as amended (the "Act"), covering issuance of up to 100,000 shares of Class A Preferred Stock (the "Shares") by Ag Partners Coop, a Minnesota agricultural cooperative corporation (the "Cooperative"), I, as your counsel, have examined such corporate records, certificates and other documents and such questions of law as I have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, I advise you that in my opinion:

(1) The Cooperative has been duly incorporated and is an existing corporation in good standing under the laws of the State of Minnesota and the Cooperative has all requisite corporate power and authority to own and operate its property and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction wherein the character of the property owned or leased by it therein or in which the transaction of its business makes such qualification necessary.

(2) At the date hereof each of the limited liability companies in which the Cooperative owns an interest is a company duly organized, legally existing and in good standing under the laws of its jurisdiction of organization and is duly licensed or qualified and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business transacted by it makes such licensing or qualification necessary.

(3) The Shares are authorized under the Cooperative's restated articles of incorporation as adopted by the members of the Cooperative at a duly called special meeting held March 10, 2005 and subsequently filed with the Secretary of State of the State of Minnesota on May 18, 2005. The board of directors has acted with full authority as established in the restated articles of incorporation in creating and defining the characteristics of the Shares through a motion adopted at a regular meeting of the board held on April 25, 2005.

(4) When issued, either through conversion of member/patron allocated patronage

Michael D. McIntyre PLC
5000 Marsh Road, Suite 15, Okemos, MI 48864 Phone:(517) 349-6353 Fax:(517) 349-3275
Mailing Address: PO Box 916, Okemos, MI 48805-0916 e-mail: mikemc@voyager.net

income accounts or through sale, the Shares will be legally issued, fully paid and non-assessable. The dividend rate, priorities on dissolution and other characteristics of the Shares will be valid and binding, enforceable in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or similar laws generally affecting the enforcement of creditors' rights.

(5) The Cooperative has good and marketable title to, and undisturbed possession of, all of its Property, including the Property reflected in the Financial Statements, except for changes arising in the ordinary course of business, subject to no lien, mortgage, pledge, encumbrance, title, defect or change of any kind, except to the best of my knowledge as described in the CAPITALIZATION section of the Offering Circular prepared for this offering.

(6) There is no article, by-law, shareholder agreement, stock preference provision or agreement, mortgage, indenture, contract, judgment, decree, order, statute, rule or regulation which would conflict with or in any way prevent the issuance of or payment of dividends on the Shares.

(7) There are no actions, suits, arbitrations, proceedings or investigations pending or threatened against, and none such is being maintained by the Cooperative in law or in equity before any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency, instrumentality or arbitrator which either in any case or in the aggregate will materially adversely affect the financial condition or operations of the Cooperative and none such is pending or threatened which questions the validity of the Shares or any action taken or to be taken in connection with the transactions contemplated in the member/patron conversion of allocated patronage income accounts to the Shares.

(8) To the best of my knowledge, the Cooperative is not in default with respect to any judgment, order, writ, injunction, award or decree of any Court or of any federal, state or municipal, or other governmental department, commission, board, bureau, agency, instrumentality, authority, official or arbitrator which would materially adversely affect the business of the Cooperative and, to the best of my knowledge, the Cooperative is complying in all material respects with all applicable statutes, rules and regulations of all governmental authorities including, without limitation, complying with all statutes, rules, and regulations concerning health and safety, environmental and other matters concerning any phase of the business conducted by the Cooperative, and including ERISA and all regulations and published official interpretations thereunder.

I hereby consent to the filing of this opinion as an exhibit to the Form 1-A Offering Statement relating to the Shares. In giving such consent, I do not thereby admit that we are in the category of person whose consent is required under Section 7 of the Act.

Very truly yours,

Michael D. McIntyre

Michael D. McIntyre, Attorney
Michael D. McIntyre PLC

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